AMENDED AND RESTATED

SYNDICATED CREDIT AGREEMENT

BETWEEN:

ENTERRA ENERGY CORP.,

as Borrower

- and -

THE BANK OF NOVA SCOTIA,

as Lead Arranger, Administrative Agent and Bookrunner

- and -

THE BANK OF NOVA SCOTIA

and certain other institutions which are or which become

lenders under this Agreement, as Lenders

February 1, 2007

Execution Form

Page

ARTICLE 1
INTERPRETATION

1.1

Definitions

1

1.2

Headings

38

1.3

Subdivisions

38

1.4

Number

38

1.5

Statutes, Regulations and Rules

38

1.6

Monetary References

38

1.7

Time

38

1.8

Governing Law

38

1.9

Enurement

39

1.10

Amendments

39

1.11

Waiver

39

1.12

Severability

39

1.13

Generally Accepted Accounting Principles

39

1.14

Permitted Encumbrances

40

1.15

Ranking of Credit Facilities

40

1.16

Schedules

40

ARTICLE 2
REVOLVING CREDIT FACILITY

2.1

Revolving Credit Facility

41

2.2

Purpose

41

2.3

Availability

41

2.4

Drawdowns Under the Revolving Credit Facility – Notices and Limitations

42

2.5

Rollovers and Conversions Under the Revolving Credit Facility - Notices and Limitations

43

2.6

Funding of Accommodations Under the Revolving Credit Facility

45

2.7

Hostile Acquisitions

46

ARTICLE 2A
SECOND-LIEN CREDIT FACILITY

2A.1

Second-Lien Credit Facility

47

2A.2

Second-Lien Credit Facility as a Division of the Existing Credit Facility

47

2A.3

Availability

48

2A.4

Advances Under the Second-Lien Credit Facility - Notices and Limitations

48

2A.5

Rollovers and Conversions Under the Second-Lien Credit Facility- Notices and Limitations

49

2A.6

Funding of Accommodations Under the Second-Lien Credit Facility

51

ARTICLE 3
CALCULATION OF INTEREST, FEES AND EXPENSES

3.1

Calculation and Payment of Interest and Stamping Fees

51

-i-

(continued)

Page

3.2

Standby Fees

52

3.3

Expenses

53

3.4

Agent Fees

54

3.5

General Provisions Regarding Interest

54

3.6

Change in Revolving Credit Facility Applicable Pricing Margins

55

3.7

Market Disruption

55

ARTICLE 4
BANKERS' ACCEPTANCES

4.1

Bankers' Acceptances

56

4.2

Terms of Acceptance by Lenders

56

4.3

General Mechanics

57

4.4

Power of Attorney - Bankers' Acceptances and Discount Notes

58

4.5

BA Equivalent Loans

59

ARTICLE 5
TERM, MATURITY AND REPAYMENTS

5.1

Term and Maturity

60

5.2

Extension of Term Conversion Date

61

5.3

Refusal of a Revolving Lender to Extend its Term Conversion Date

61

5.4

Principal Prepayments

62

5.5

Cancellation

64

5.6

Payments – General

64

5.7

Agent's Records

65

ARTICLE 6
TAXES, INDEMNITIES AND INCREASED COSTS

6.1

Taxes

65

6.2

Change of Residency of the Borrower

66

6.3

Increased Costs Due to Changes in Law

66

6.4

Illegality

67

6.5

General Indemnity

68

6.6

Environmental Indemnity

68

ARTICLE 7
BORROWING BASE LIMIT

7.1

Annual Determination of Borrowing Base Limit

69

7.2

Borrowing Base Limit

70

7.3

Sale of Borrowing Base Properties to Third Parties

70

7.4

Adjustment of Borrowing Base Limit Upon Acquisition of Properties

71

7.5

Mid-Year Redetermination of the Borrowing Base

72

7.6

Borrowing Base Adjustments

72

-ii-

(continued)

Page

ARTICLE 8
CONDITIONS PRECEDENT

8.1

Conditions Precedent

72

8.2

Continuing Conditions Precedent

74

8.3

Waiver of a Condition Precedent

74

ARTICLE 9
SECURITY

9.1

Security

74

9.2

Security to be Provided by Guarantor

77

9.3

Undertaking to Grant Fixed Charge Security

77

9.4

Registration of Security

78

9.5

Shared Benefit of the Security

78

9.6

Continuance of Security for Lender Risk Management Obligations and the

Operating Obligations

80

9.7

Dealing With Security

80

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1

General Representations and Warranties

80

10.2

Repetition of Representations and Warranties

85

ARTICLE 11
COVENANTS

11.1

Affirmative Covenants

85

11.2

Negative Covenants

90

11.3

Financial Covenants

94

ARTICLE 12
EVENTS OF DEFAULT

12.1

Events of Default

95

12.2

Acceleration

97

12.3

Waivers

98

12.4

Remedies Cumulative

98

12.5

Lenders May Perform Covenants

98

ARTICLE 13
THE AGENT

13.1

Appointment of Agent

99

13.2

Consent of Lenders, Etc

99

13.3

Indemnity

101

13.4

Exculpation

102

-iii-

(continued)

Page

13.5

Reliance

103

13.6

Exchange of Information

103

13.7

Agent as Lender and Dealings with Borrower

103

13.8

Resignation and Replacement of Agent

104

13.9

Instructions by Lenders

104

13.10

Arrangements for Repayment of Accommodation

105

13.11

Repayment by Lenders to Agent

105

13.12

Dealings by Agent

106

13.13

Dealings with Agent and Others

106

13.14

Consent or Approval of a Lender

106

13.15

Lenders' Obligations Several

106

13.16

Amendment of Article 13

106

13.17

Adjustments Among Lenders

107

13.18

Interest on Payments in Arrears

109

ARTICLE 14
ASSIGNMENT

14.1

Assignment of Interests by the Borrower

109

14.2

Assignment by a Lender

109

14.3

Liability of Assigning Lender

109

14.4

Assignment and Acceptance

110

14.5

Participations

110

14.6

Continuing Indemnity and Lender Risk Management Transactions

110

ARTICLE 15
REPLACEMENT OF LENDER

15.1

Replacement of Lender

111

15.2

Restrictions on Replacement of Lenders

112

15.3

Documentation Respecting Replacement Lender

112

15.4

Power of Attorney for Affected Lender

112

ARTICLE 16
MISCELLANEOUS

16.1

Notices

113

16.2

Telephone Instructions

114

16.3

Judgment Currency

114

16.4

Further Assurances

115

16.5

Waiver of Laws

115

16.6

Attornment and Waiver of Jury Trial

115

16.7

Set-Off

115

16.8

Survival of Indemnities

115

16.9

Payments Due on Business Day

115

16.10

Whole Agreement

116

16.11

Paramountcy

116

-iv-

(continued)

Page

16.12

Tax Residency

116

16.13

Confidentiality

116

16.14

Application of Proceeds

117

16.15

Amendment and Restatement of Existing Credit Agreement

118

16.16

Outstanding Obligations

118

16.17

Counterpart Execution

120

-v-

AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

THIS AGREEMENT made the 1st day of February, 2007

BETWEEN:

ENTERRA ENERGY CORP., a corporation amalgamated
under the laws of Alberta, (the "Borrower")

- and -

THE BANK OF NOVA SCOTIA, a Canadian chartered bank,
in its capacity as lead arranger, administrative agent and
bookrunner hereunder, (in such capacities, the "Agent")

- and -

THE BANK OF NOVA SCOTIA, UNION BANK OF CALIFORNIA, N.A.,

CANADA BRANCH, HSBC BANK CANADA,

WESTLB AG, TORONTO BRANCH

and certain other institutions which become lenders under this Agreement, (each a "Lender" and collectively the "Lenders")

PREAMBLE

A.

Pursuant to the Existing Credit Agreement, BNS provided the Existing Credit Facility to the Original Borrower;

B.

On January 31, 2007 the Original Borrower amalgamated with Enterra Production Corp, a guarantor of, inter alia, the obligations of the Original Borrower under the Existing Credit Agreement, to form the Borrower;

C.

BNS and the Borrower have agreed to amend and restate the Existing Credit Agreement on the terms and conditions set forth herein, including the division of the Existing Credit Facility into the Revolving Credit Facility and the Second-Lien Credit Facility;

D.

The Other Lenders have agreed to become Lenders as of the Effective Time;

E.

The current Guarantors have consented to the amendment and restatement of the Existing Credit Agreement pursuant hereto.

ARTICLE 1
INTERPRETATION

1.1

Definitions

Capitalized words and phrases used in this Agreement, including the preamble and the Schedules, and in all notices expressed to be made subject to this Agreement, unless there is something in the subject matter or context inconsistent therewith, shall have the following meanings:

"ABCA" means the Alberta Business Corporations Act, R.S.A. 2000, c. B-9, including the regulations made from time to time and in force under that Act.

"Accommodation" means an accommodation of credit by one (1) or more of the Lenders to the Borrower under one of the Credit Facilities.

"Acquisition" means the acquisition by the Trust, the Borrower or any other Trust Subsidiary of securities or other equity interests in a Person which, subsequent to such acquisition, becomes a Subsidiary of the Trust, the Borrower or any other Trust Subsidiary, or is (subject to the terms hereof) amalgamated therewith.

"Additional Compensation" has the meaning attributed to that expression in Section 6.3(a).

"Administration Agreement" means the administration agreement dated November 25, 2003 between the Trustee and the Borrower pursuant to which the Borrower acts as Administrator of the Trust.

"Administrator" means the Borrower, in its capacity as administrator of the Trust under the Administration Agreement.

"Advance" means a Revolving Credit Facility Advance or a Second-Lien Credit Facility Advance.

"Affected Lender" has the meaning attributed to that expression in Section 15.1.

"Affiliate" has the meaning attributed to that expression in the Securities Act (Alberta).

"Agent" means BNS, when acting in its capacity as lead arranger, bookrunner and administrative agent hereunder, or any successor to BNS appointed pursuant to Section 13.8.

"Agreement" means this Amended and Restated Syndicated Credit Agreement between the Borrower, the Agent and the Lenders, inclusive of all Schedules, as amended, confirmed, renewed, extended, replaced or restated from time to time, and "hereto", "hereof", "herein", "hereby" and "hereunder" and similar expressions mean and refer to this Agreement and, unless the context otherwise requires, not to any particular Article, Section, paragraph or other subdivision of this Agreement.

"Alternate Base Rate" means that rate of interest per annum from time to time equal to the Federal Funds Effective Rate (rounded upward to the nearest whole multiple of 1/100 of 1%, if necessary) plus 50 BPs per annum.

"Altex" means Altex Energy Corporation, a corporation incorporated under the laws of Texas, a wholly-owned Subsidiary of Enterra Acquisitions Corp.

"Annual Budget" means a consolidated annual budget of the Trust, including without limitation the forecasted development projects of the Borrower and any other Trust Subsidiary, prepared by management of, and approved by the board of directors of, the Borrower prior to a fiscal Year end of the Trust in respect of the following fiscal Year.

"Applicable Law" means, in relation to any Person, property, transaction or event, all applicable provisions of federal, provincial, state or local laws, statutes, rules, regulations, directives and orders having the force of law of all Governmental Authorities and Governmental Actions of Governmental Authorities in which the Person in question is a party or by which it is bound or having application to the Person, property, transaction or event.

"Applicable Pricing Margin" means:

(a)

in respect of any Bankers' Acceptance, LIBOR Loan, Prime Rate Loan or U.S. Base Rate Loan or the Standby Fee made or payable in respect of the Revolving Credit Facility, the Revolving Credit Facility Applicable Pricing Margin; and

(b)

in respect of any Bankers' Acceptance, LIBOR Loan, Prime Rate Loan or U.S. Base Rate Loan made in respect of the Second-Lien Credit Facility, the Second-Lien Credit Facility Applicable Pricing Margin.

"Assignment and Acceptance" means an agreement in substantially the form attached hereto as Schedule "F" between an assigning Lender and its assignee executed by such parties and acknowledged by the Borrower and the Agent in accordance with Section 14.4 or Section 15.3, as the case may be.

"Associate" has the meaning ascribed to that expression in the ABCA.

"Attorney" has the meaning set out in Section 4.4(a).

"Available Cash Flow" means, for any period, Cash Flow, less:

(a)

principal, interest, fees and other required payments during such period in respect of Senior Debt; and

(b)

all regularly scheduled payments of principal and interest during such period of time in respect of any Debt (other than Senior Debt) permitted hereunder; and

(c)

all regularly scheduled payments of interest during such period in respect of Convertible Debentures.

"BA Equivalent Loan" means a Loan by a Non-BA Lender and evidenced by a Discount Note.

"BA Margin" means:

(a)

in respect of Bankers' Acceptances made available to the Borrower under the Revolving Credit Facility, the margins determined in the definition of Revolving Credit Facility Applicable Pricing Margin applicable to Bankers' Acceptances based upon the relevant Consolidated Debt to Cash Flow Ratio; and

(b)

in respect of Bankers' Acceptances made available to the Borrower under the Second-Lien Credit Facility, the margin specified in the definition of the Second-Lien Credit Facility Applicable Pricing Margin applicable to Bankers' Acceptances.

"Bank Act" means the Bank Act, S.C. 1991, c. 46, including the regulations made thereunder and in force under that Act from time to time.

"Bank Products" means any cash management, wire service, corporate credit card or other similar services provided by a Lender to the Borrower.

"Bankers' Acceptance" means a Canadian Dollar Draft issued by the Borrower that constitutes a depository bill within the meaning of the Depository Bills and Notes Act, S.C. 1998, c.13, for a term selected by the Borrower of not less than 30 days and not more than 180 days (as reduced or extended by the Agent, acting reasonably, to allow the maturity of that Bankers' Acceptance to fall on a Business Day payable in Canada and which has been accepted and purchased by a Lender pursuant to Section 4.3.

"Bankruptcy Act" means the Bankruptcy and Insolvency Act, R.S.C. 1985 c. B-3, including the regulations made, from time to time, and in force under that Act.

"BNS" means The Bank of Nova Scotia, a Canadian chartered bank named in Schedule I to the Bank Act, and its successors and permitted assigns.

"Borrower" means Enterra Energy Corp., a corporation amalgamated under the laws of the Province of Alberta and a Subsidiary of the Commercial Trust and its successors and permitted assigns.

"Borrower Trust Indebtedness" means all indebtedness (including principal and interest) of the Borrower to the Trust from time to time including, without limitation:

(a)

the indebtedness of the Borrower to the Trust under the Series A promissory note dated November 25, 2003 in the principal amount of Cdn$125,000,000 bearing interest at the rate of 14% per annum);

(b)

the following indebtedness which was originally owed by Enterra Production Corp to the Trust (and which, by virtue of the amalgamation of the Original Borrower and Enterra Production Corp became indebtedness of the Borrower):

(i)

the indebtedness of the Borrower under a Series A unsecured subordinated promissory note made by Enterra Production Corp in favour of the Trust dated September 28, 2004, in the principal amount of Cdn$29,153,223 bearing interest at the rate of 11% per annum; and

(ii)

the indebtedness of the Borrower under a Series B promissory note made by Enterra Production Corp in favour of the Trust dated August 17, 2005, in the principal amount of Cdn$173,903,154 bearing interest at the rate of 11% per annum.

"Borrower's Account" means one or more current accounts maintained by the Borrower at the Branch of the Agent or such other account as may be agreed to by the Agent and the Borrower.

"Borrower's Counsel" means Stikeman Elliott LLP or such other law firm in an appropriate jurisdiction acceptable to the Agent (such acceptance not to be unreasonably withheld) and retained by the Borrower.

"Borrower's Security" means collectively the debenture and the general assignment of book debts granted or to be granted by the Borrower pursuant to and in accordance with Section 9.1(a).

"Borrower's US Counsel" means collectively (i) Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C., local counsel to the Borrower in Oklahoma, (ii) Davis Graham & Stubbs LLP, local counsel to the Borrower in Wyoming, (iii) Dorsey & Whitney, LLP, local counsel to the Borrower in Washington, and (iv) Baker Botts, special counsel to the Borrower in Texas.

"Borrowing Base Certificate" means a certificate substantially in the form attached hereto as Schedule "A" prepared and executed by the Agent with respect to the determination or re-determination of the Borrowing Base Limit pursuant to Article 7.

"Borrowing Base Limit" has the meaning set out in Section 7.1.

"Borrowing Base Properties" means the Enterra Reserves and Tangible Property related to or used in connection therewith to which the Majority Lenders have attributed any value in the most recent Borrowing Base Limit.

"Borrowing Base Shortfall" means at any time the amount, if any, by which (i) the Revolving Credit Facility Principal Amount plus (ii) the principal amount owing under the Operating Credit Facility (including, without limitation, the face amount of any bankers' acceptances or letters of credit issued thereunder) exceeds the Borrowing Base Limit.

"BP" means a basis point, each basis point being one-hundredth (1/100) of one per cent.

"Branch" means the Agent's Calgary Commercial Banking Centre located at 240 - 8th Avenue S.W., Calgary, Alberta or such other branch of the Agent in Calgary, Alberta as the Agent may, from time to time, designate.

"Branch of Account" has the meaning set out in Section 4.4(a).

"Business Day" means a day, other than (a) Saturday and Sunday, (b) a day on which commercial banking institutions are required to be closed in (i) Calgary, Alberta, Canada, (ii) Toronto, Ontario, Canada and (iii) New York, New York, with respect to all Advances other than LIBOR Loans, and in New York, New York and London, England with respect to LIBOR Loans.

"Canadian Guarantors" means, collectively:

(a)

the Trust, the Commercial Trust, Enterra Energy Partner, Enterra Production Partnership, Enterra US Holdings, Enterra Acquisitions Partner and Enterra Acquisitions Partnership; and

(b)

every other Trust Subsidiary incorporated or organized under the laws of Canada or any province or territory thereof which becomes a Guarantor in accordance with Section 9.2.

"Capital Lease" means any lease of real or personal property by any Trust Subsidiary, as lessee, which would be classified as an asset on the Trust's balance sheet prepared on a Consolidated Basis.

"Cash Flow" means, as of the last day of any Quarter, the cash flow of the Trust for such Quarter and the previous three (3) Quarters (except for the Cash Flow for the period ended December 31, 2006, which shall be calculated as four-thirds of the cash flow of the Trust, calculated as set forth below, for the three (3) quarters then ended), being the total of the following amounts (such total to be determined by addition and subtraction, as indicated):

(a)

the Net Income of the Trust for such Quarter as shown in the Trust's financial statements; plus

(b)

all non-cash expenses and losses (including trust unit option grants and other trust compensation payable in Enterra Units, depreciation, depletion and amortization expenses and provision for future site restoration) deducted in computing such Net Income; plus

(c)

all Taxes (including future taxes) deducted in computing such Net Income (to the extent such Taxes are non-cash items and are not included in (b) immediately above); plus

(d)

all Interest Expense deducted in computing Net Income; plus

(e)

unrealized foreign exchange losses and non-cash financial derivative losses deducted in computing Net Income, plus

(f)

all extraordinary losses deducted in computing such Net Income; less

(g)

unrealized foreign exchange gains and non-cash financial derivative gains included in such Net Income; less

(h)

all extraordinary gains added in computing such Net Income;

with all of the amounts in (a) to (h) immediately above being determined in accordance with Generally Accepted Accounting Principles on a Consolidated Basis.  In the event of the occurrence of a Material Acquisition, Cash Flow, following the date of such Material Acquisition, shall be calculated on the following basis:

(i)

if the Material Acquisition is of the nature of an acquisition by the Trust (directly or indirectly) of a Subsidiary, Cash Flow shall be calculated as if the Material Acquisition was completed at the beginning of the four (4) or three (3), as applicable, Quarter Period referred to at the beginning of this definition; and

(ii)

if the Material Acquisition is in the nature of the acquisition of assets by the Borrower or a Guarantor, Cash Flow shall be calculated as follows:

(A)

the Material Acquisition shall be deemed to have been completed at the beginning of the four (4) or three (3), as applicable, Quarter Period referred to at the beginning of this definition; and

(B)

there shall be deducted from any increase in Cash Flow over any period affected by virtue of the operation of this subparagraph (ii), an amount representing a reasonable estimate of the costs and expenses associated with such assets, as agreed upon by the Borrower and the Agent, in the absence of which Cash Flow shall not be adjusted pursuant to this subparagraph (ii).

"CDOR Rate" means on any date which Bankers' Acceptances or Discount Notes are to be issued pursuant hereto, the per annum rate of interest which is the rate (rounded to two decimal places) determined as being the arithmetic average of the annual yield rates (calculated on the basis of a year of 365 days) applicable to Canadian Dollar bankers' acceptances having identical issue and comparable maturity dates as the Bankers' Acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuter Monitor Money Rates Service as at approximately 8:00 a.m. (Calgary time) on such day provided, or if such day is not a Business Day, on the immediately preceding Business Day (as adjusted by the Agent in good faith after 8:00 a.m. (Calgary time) to reflect any error in a posted rate or in the posted average annual rate) provided however, if such a rate does not appear on such CDOR Page, then the CDOR Rate, on any day, shall be the discount rate quoted by the Agent (determined as of 8:00 a.m. (Calgary time) on such day) which would be applicable in respect of an issue of bankers' acceptances in a comparable amount and with comparable maturity dates to the Bankers' Acceptances proposed to be issued by the Borrower on such day.

"Change of Control" means any circumstances arising after the date hereof in which a Person or combination of Persons acting jointly or in concert (within the meaning of the Securities Act (Alberta), as amended) acquires (i) beneficial ownership of 50% or more of the Enterra Units; (ii) any beneficial interest in the Commercial Trust; or (iii)  beneficial ownership of 50% or more of shares in the capital of the Borrower or otherwise acquires rights to elect a majority of the board of directors of the Borrower.

"Code" means the Internal Revenue Code of 1986 of the United States of America, as amended from time to time and any successor statute.

"Commercial Trust" means Enterra Energy Commercial Trust, an unincorporated open-ended trust.

"Commercial Trust Fund" has the meaning ascribed to the term "Trust Fund" in the Commercial Trust Indenture.

"Commercial Trust Indenture" means the trust indenture dated November 24, 2003 between Luc Chartrand as settler and Reginald Greenslade and Herman S. Hartley as trustee pursuant to which the Commercial Trust was established, as same is from time to time amended, amended and restated, or modified as permitted hereunder.

"Commercial Trust Indebtedness" means all indebtedness, including principal and interest, of the Commercial Trust to the Trust from time to time including, without limitation, the indebtedness of the Commercial Trust to the Trust under:

(a)

a demand subordinated promissory note dated December 30, 2003 in the principal amount of Cdn $126,093,311 bearing interest at the minimum rate of 0% per annum and the maximum rate of 16% per annum; and

(b)

a subordinated participating promissory note dated December 30, 2003 in the principal amount of Cdn $34,658,860 bearing interest at the minimum rate of 0% per annum and the maximum rate of 16% per annum.

"Commercial Trustees" means E. Keith Conrad and Victor Roskey, the trustees of the Commercial Trust and their respective successors and assigns in such capacity as trustees of the Commercial Trust.

"Commitments" means collectively the Revolving Credit Facility Commitment and the Second-Lien Credit Facility Commitment.

"Companies' Creditors Arrangement Act" means the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36, including the regulations made and in force under that Act from time to time.

"Compliance Certificate" means a compliance certificate substantially in the form of Schedule "E" to be executed by any one of the president, chief financial officer, treasurer or controller of the Borrower and delivered to the Agent quarterly in accordance with Section 11.1(l).

"Consolidated Basis" means, relative to any financial statements or financial results of the Trust (or any determination derived therefrom), the financial statements and financial results of the Trust, including the Borrower and the other Trust Subsidiaries, prepared and calculated on a consolidated basis all in accordance with Generally Accepted Accounting Principles.

"Consolidated Debt to Cash Flow Ratio" means, as of the last day of a Quarter, the ratio of Debt to Cash Flow at such date as determined by reference to the Trust's unaudited consolidated financial statements as at such date.

"Conversion" means a conversion or deemed conversion of an Accommodation into another type of Accommodation pursuant to the provisions of this Agreement.

"Conversion Date" means each Business Day on which a Conversion of an Accommodation or a portion thereof is to be made pursuant to a request from the Borrower.

"Convertible Debentures" means the debentures, notes or other evidences of indebtedness of the Trustee on behalf of the Trust which, by their express terms, are subordinated to the Senior Debt and to the senior unsecured obligations of the Trust and which are convertible into Enterra Units, as such debentures, notes or other evidences of indebtedness are amended, replaced or restated from time to time.

"Credit Facilities" means collectively the Revolving Credit Facility and the Second-Lien Credit Facility and "Credit Facility" means either of them.

"Credit Party" means collectively the Borrower and the Guarantors.

"Criminal Code" means the Criminal Code, R.S.C. 1985, c. C-46, including the regulations made, from time to time, and in force under that Act.

"Debenture Obligations" means the indebtedness, liabilities and obligations of the Trust under the Convertible Debentures.

"Debt" means, with respect to the Trust, the following as determined in accordance with Generally Accepted Accounting Principles on a Consolidated Basis and without duplication:

(a)

indebtedness for borrowed money, including the Obligations, the Operating Obligations, but excluding the Debenture Obligations;

(b)

obligations arising pursuant to bankers' acceptances (including payment and reimbursement obligations in respect thereof), tender cheques or letters of credit and letters of guarantee supporting obligations which would otherwise constitute Debt within the meaning of this definition or indemnities issued in connection therewith;

(c)

obligations under Guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating, in each case, to the indebtedness for borrowed money of any other Person or the obligations of any other Person which would otherwise constitute Debt within the meaning of this definition and all other obligations incurred for the purpose of or having the effect of providing financial assistance to another Person in respect of indebtedness for borrowed money or such other Debt obligations, including, without limitation, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business); and

(d)

all indebtedness representing the deferred purchase price of any property, if such indebtedness is not due and payable within ninety (90) days from the date of purchase, and all Purchase Money Obligations and obligations under Capital Leases.

"Default" means any event or condition, which with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

"Designated Account" means with respect to Canadian Dollars, account number 01101 16 of the Borrower, maintained by the Agent at its business support centre in Calgary, Alberta (Transit #12989), and with respect to U.S. Dollars, account number 00388 14 of the Borrower to be maintained by the Agent at such branch, in each case into which Advances of funds by the Lenders under an Accommodation in such currency are to be credited.

"Discount Note" means a non-interest bearing promissory note issued by the Borrower to a Non-BA Lender pursuant to Section 4.5 and denominated in Canadian Dollars, which shall either be substantially in the form attached hereto as Schedule "H" or in another form satisfactory to the Non-BA Lender and the Borrower, acting reasonably.

"Discount Price" means, with respect to each proposed bankers' acceptance Draft which is required to be accepted and purchased under this Agreement by a Lender on any Drawdown Date or date of any rollover or conversion, that price equal to:

1
1 + {(the applicable Discount Rate) x [(number of days in term) ÷ 365]}

where "term" is the number of days to maturity of the applicable Bankers' Acceptance, with the Discount Price rounded up or down to the fifth decimal and with .000005 being rounded up.

"Discount Proceeds" means the face amount of a Bankers' Acceptance multiplied by the applicable Discount Price.

"Discount Rate" means in circumstances where bankers' acceptance Drafts are required to be accepted and purchased, or BA Equivalent Loans are required to be made, under this Agreement:

(a)

by a Schedule I Bank on any Drawdown Date, Rollover Date or Conversion Date, the discount rate (expressed as a decimal) equal to the simple average (rounded up or down to the fourth decimal place and with .00005 being rounded up) of the discount rates at which each of the Schedule I Reference Banks would, in accordance with its normal banking practice, at or about 8:00 a.m. (Calgary time) on such date, be prepared to purchase bankers' acceptances accepted by such Schedule I Reference Bank and having a comparable issue and maturity date as the issue and maturity date of such proposed bankers' acceptance Draft (provided, however, if the Agent is the only Schedule I Reference Bank, the Discount Rate for Bankers' Acceptances accepted by the Agent shall be such discount rate of the Agent); and

(b)

by a Schedule II Bank or a Schedule III Bank on any Drawdown Date, Rollover Date or Conversion Date, the lesser of:

(i)

the discount rate (expressed as a decimal) equal to the simple average (rounded up or down to the fourth decimal place with .00005 being rounded up) of the discount rates at which each of the Schedule II Reference Banks would, in accordance with its normal banking practice, at or about 8:00 a.m. (Calgary time) on such date, be prepared to purchase bankers' acceptances accepted by it and having a comparable issue and maturity date as the issue and maturity date of such proposed bankers' acceptance draft (provided, however, if there is only one Schedule II Reference Bank, the Discount Rate for Bankers' Acceptances accepted by that Schedule II Reference Bank shall be such discount rate of that Schedule II Reference Bank); and

(ii)

the comparable discount rate referred to in paragraph (a) above plus 10 BPs; and

(c)

by a Non-BA Lender, on any Drawdown Date, Rollover Date or Conversion Date, the CDOR Rate applicable to Bankers' Acceptances issued on the same date and having comparable maturity dates.

"Distributions" means:

(a)

in respect of each Credit Party other than the Trust and the Commercial Trust:

(i)

declaration or payment (excluding stock dividends) on any of its shares or return of any capital, whether by way of share redemption, distribution of assets or otherwise howsoever;

(ii)

payment of any interest on or fees in respect of its indebtedness to any of its shareholders or partners or repayment of any principal or indebtedness owing by a Credit Party to any of its shareholders or partners or to another Credit Party (including the Trust and the Commercial Trust); and

(iii)

declaration or payment of any partnership distributions (excluding distribution of its own partnership units to any of its partners) whether by way of purchase of its partnership units or other partnership interests, distribution of assets or otherwise howsoever;

(b)

in the case of the Commercial Trust, declaration or payment of any distributions to the Trust as beneficiary of the Commercial Trust and repayment of any Commercial Trust Indebtedness; and

(c)

in the case of the Trust, declaration or payment of any distributions to its unitholders or beneficiaries or redemption or repurchase of any units or beneficial interest therein, excluding distributions to Enterra Unitholders of Enterra Units.

"Dollars", "Cdn. Dollars", "Canadian Dollars", "Cdn. $" or "$" each means such currency of Canada which, as at the time of payment or determination, is legal tender therein for the payment of public or private debts.

"Draft" has the meaning set out in Subsection 4.4(a)(i).

"Drawdown" means a borrowing of funds by way of Advances, other than by way of rollover or conversion, from the Lenders to or on behalf of the Borrower.

"Drawdown Amount" means the aggregate amount of all Drawdowns made on a Drawdown Date including, without limitation, the face amount of Bankers' Acceptances.

"Drawdown Date" means the date specified in a Notice of Drawdown as the date on which a Drawdown shall occur, which date shall be a Business Day.

"Effective Time" has the meaning set out in Section 8.1.

"Engineering Reports" means collectively the Independent Engineering Report and the In-house Engineering Report and "Engineering Report" means any one of the Engineering Reports.

"Enterra Acquisitions Corp" means Enterra Acquisitions Corp., a corporation incorporated under the laws of the State of Delaware and a wholly owned Subsidiary of Enterra US Acquisitions.

"Enterra Acquisitions Partner" means Enterra Acquisitions Partner Inc., a corporation incorporated under the laws of the Province of Alberta, which together with the Commercial Trust are the only partners of Enterra Acquisitions Partnership.

"Enterra Acquisitions Partnership" means Enterra Acquisitions Partnership, a general partnership organized under the laws of the Province of Alberta whose only partners are Enterra Acquisitions Partner and the Commercial Trust.

"Enterra Energy Partner" means Enterra Energy Partner Corp., a corporation incorporated under the laws of the Province of Alberta, which together with the Borrower are the only partners of Enterra Production Partnership.

"Enterra Hydrocarbon Properties" means, as of a particular time, all of the Hydrocarbon Properties of the Borrower and the Guarantors at such time.

"Enterra Production Corp" means Enterra Production Corp., which, prior to its amalgamation on January 31, 2007 with the Original Borrower to form the Borrower, was a corporation amalgamated under the laws of the Province of Alberta and a Subsidiary of the Commercial Trust.

"Enterra Production Partnership" means Enterra Production Partnership, a general partnership organized under the laws of the Province of Alberta, whose only partners are Enterra Energy Partner and the Borrower.

"Enterra Reserves" means, as of a particular time, all of the Proved Reserves of the Borrower and the Guarantors at such time.

"Enterra Unitholders" means holders of Enterra Units.

"Enterra Units" means the trust units of the Trust.

"Enterra US Acquisitions" means Enterra US Acquisitions Inc., a corporation incorporated under the laws of the State of Washington, a Subsidiary of Enterra Acquisitions Partnership.

"Enterra US Holdings" means Enterra US Holdings Inc., a corporation incorporated under the laws of the Province of Alberta, a Subsidiary of the Foundation and the minority Shareholder of Enterra US Acquisitions.

"Environmental Laws" means any and all federal, provincial and local statutes, laws, regulations, ordinances, rules, judgments, orders, decrees or other governmental restrictions relating to the protection of the environment or the release of any substances into the environment including, without limitation, statutes, laws, regulations, ordinances, rules, judgments, orders, decrees and other governmental restrictions relating to emissions, discharges, releases, or threatened releases of Hazardous Materials into the environment (including, without limitation ambient air, surface water, ground water or land) or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

"Equivalent Amount" in one currency (the "First Currency") of an amount in another currency (the "Second Currency") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Second Currency at the Bank of Canada noon (Toronto time) Exchange Rate or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date of determination, or at such other rate as may have been agreed to by the Borrower and the Agent.

"ERISA" means the Employee Retirement Income Security Act of 1974 of the United States of America, as amended, and any successor statute.

"ERISA Affiliate" means each trade or business (whether or not incorporated) which together with the Borrower or any other Trust Subsidiary would be deemed to be a "single employer" within the meaning of section 4001(b)(1) of ERISA or subsections (b), (c), (m) or (o) of section 414 of the Code.

"ERISA Event" means (a) a "Reportable Event" described in section 4043 of ERISA and the regulations issued thereunder, (b) the withdrawal of the Borrower or any ERISA Affiliate from a Plan during a plan year in which it was a "substantial employer" as defined in section 4001(a)(2) of ERISA, (c) the filing of a notice of intent to terminate a Plan or the treatment of a Plan amendment as a termination under section 4041 of ERISA, (d) the institution of proceedings to terminate a Plan by the PBGC, (e) receipt of a notice of withdrawal liability pursuant to Section 4202 of ERISA or (f) any other event or condition which might constitute grounds under section 4042 of ERISA for the termination of or the appointment of a trustee to administer, any Plan.

"Event of Default" means an event specified in Section 12.1.

"Excess" means a Revolving Credit Facility Excess or a Second-Lien Credit Facility Excess, as applicable.

"Exchange Rate" means with respect to any amount in the First Currency, the rate of exchange as quoted by the Bank of Canada as the daily noon rate of the First Currency (vis-a-vis the Second Currency) on the Business Day prior to the day on which the determination is required to be made.

"Exchangeable Shares" means shares issued by the Borrower which are exchangeable for Enterra Units.

"Existing Credit Agreement" means the Syndicated Credit Agreement dated as of November 21, 2006 between the Borrower, the Agent and BNS, as lender.

"Existing Credit Facility" means the revolving extendible credit facility in the maximum principal amount of Cdn. $180,000,000 established by the Existing Credit Agreement.

"Existing Power Purchase Contract" means a fixed price purchase contract between the Borrower and Valeo Power Corporation for 3 MW/hour of electricity at $62.90/MW expiring December 31, 2009.

"Federal Funds Effective Rate" means, for any day, an interest rate per annum equal to the weighted average (rounded upwards, if necessary, to the next 1/100th of 1%) of the annual rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York or, for any day on which such rate is not so published for a day that is a Business Day by the Federal Reserve Bank of New York, the average (rounded upwards, if necessary, to the next 1/100th of 1%) of the quotations for such day for such transactions received by or on behalf of the Agent from three federal funds brokers of recognized standing selected by the Agent.

"Financing Leases" means operating leases of the Borrower or any of its Subsidiaries which are under GAAP in the nature of financing transactions; provided however the Agent shall not designate any operating lease a Financing Lease unless the aggregate operating lease payments payable by the Borrower or the relevant Subsidiary in any period of one (1) year exceeds Cdn. $5,000,000.

"First Currency" has the meaning attributed to it in the definition of Equivalent Amount in Section 1.1.

"First Party" has the meaning attributed to it in Section 16.3.

"Fortress" means Fortress Credit Corp.

"Fortress Absolute Assignment" means collectively the absolute assignment:

(a)

by the Fortress Lenders to the Borrower of the Fortress Indebtedness; and

(b)

by Fortress, in its capacity as collateral agent under the Fortress Credit Agreement, to the Borrower of all security (including guarantees and security provided by Guarantors) held by Fortress for the Fortress Indebtedness;

made effective November 21, 2006.

"Fortress Credit Agreement" means that certain credit agreement dated March 17, 2006 among Enterra US Acquisitions, Fortress, as administrative agent, collateral agent, sole lead arranger and sole bookrunner and lender, and the other lenders party thereto, as amended and restated by the Fortress Indebtedness Amending Agreement and Assignment.

"Fortress Facility" means the bridge credit facility owing by Enterra US Acquisitions to the Borrower pursuant to the Fortress Credit Agreement and the Fortress Absolute Assignment.

"Fortress Indebtedness" means the "Indebtedness" as that term is defined in the Fortress Credit Agreement, as amended by the Fortress Indebtedness Amending Agreement and Assignment.

"Fortress Indebtedness Amending Agreement and Assignment" has the meaning given that term in Section 9.1(d).

"Fortress Lenders" means the original lenders under the Fortress Credit Agreement.

"Fortress Released Security" means the following security which comprised a part of the security initially provided to the Fortress Lenders:

(a)

Wyoming Mortgage-Collateral Real Estate Mortgage, Deed of Trust, Fixture Filing Assignment of As-Extracted Collateral, Security Agreement and Financing Statement granted by RMG LLC to Fortress as collateral agent under the Fortress Credit Agreement; and

(b)

Pledges and related stock powers granted to Fortress as collateral agent under the Fortress Credit Agreement in respect of all of the issued and outstanding stock in the capital of Enterra US Acquisitions, RMGI, RMG LLC, Altex and Enterra Acquisitions Corp.;

which security was released and discharged immediately following closing under the initial advance of the Existing Credit Facility.

"Fortress Security" means all security held by Fortress as collateral agent under the Fortress Credit Agreement as security for the Fortress Indebtedness, other than the Fortress Released Security.

"Foundation" means Enterra Endowment Foundation, a not for profit company organized under the laws of the Province of Alberta, of which Enterra US Holdings is a Subsidiary.

"Generally Accepted Accounting Principles" means generally accepted accounting principles which are in effect from time to time in Canada.

"Governmental Action" means an authorization, consent, approval, waiver, order, decree, license, exemption, permit, registration, filing, qualification or declaration of or with any Governmental Authority (other than routine reporting requirements) or the giving of notice to any Governmental Authority or any other action in respect of a Governmental Authority.

"Governmental Authority" means, in respect of both Canada and the United States of America, any federal, state, provincial, county, local or municipal government; any governmental body, agency, authority, court, tribunal, board, bureau, department or commission (including any taxing authority) or any instrumentality or office of any of the foregoing (including any quarter tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; or any entity directly or indirectly controlled by any of the foregoing.

"Guarantee" means, with respect to a Person, any absolute or contingent liability of that Person under any guarantee, agreement, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse or other obligation to pay, purchase, repurchase or otherwise be or become liable or obligated upon or in respect of any Debt of any other Person and including any absolute or contingent obligations to:

(a)

advance or supply funds for the payment or purchase of any Debt of any other Person;

(b)

purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any other Person to make payment of Debt or to assure the holder thereof against loss in respect of payment of Debt; or

(c)

indemnify or hold harmless any other Person from or against any losses, liabilities or damages, in circumstances intended to enable such other Person to incur or pay any Debt or to comply with any agreement relating thereto or otherwise to assure or protect creditors against loss in respect of such Debt.

Each Guarantee shall be deemed to be in an amount equal to the amount of the Debt in respect of which the Guarantee is given, unless the Guarantee is limited to a determinable amount in which case the amount of the Guarantee shall be deemed to be the lesser of the amount of the Debt in respect of which the Guarantee is given and such determinable amount.

"Guarantors" means, collectively, the Canadian Guarantors and the US Guarantors.

"Guarantor Security" means collectively the guarantees, debentures and other security granted or to be granted by the Guarantors pursuant to and in accordance with Sections 9.1(b), 9.1(c) and 9.2.

"Guarantors' Consent" means the acknowledgment agreement and confirmation of each of the Guarantors set forth at the end of this Agreement.

"Hazardous Materials" means any substance that when released into the environment creates a material risk of causing material harm or degradation, immediately or at some future time, to the environment or any ascertainable risk to human health and without restricting the generality of the foregoing, includes any pollutant, contaminant, hazardous waste or dangerous goods as defined by Applicable Laws for the protection of the environment and human health.

"Hostile Acquisition" means an Acquisition which is to be filed with the applicable securities regulatory authorities of shares, units or other equity interests in a Person where the board of directors or equivalent management body of such Person has neither approved such Acquisition nor recommended to the shareholders, unitholders or other holders of equity interests in such Person that they sell their shares, units or other equity interests pursuant to the proposed Acquisition.

"Hydrocarbon Properties" means rights and interests in Hydrocarbons, produced Hydrocarbons or the proceeds from the sale of Hydrocarbons or any of them and includes all profits a prendre, leasehold interests, working interests, royalty interests, lands, geological horizons and reserves pertaining thereto; all plants, facilities, wells, pipelines, transmission and processing facilities and equipment used or useful in connection with any and all developments and operations in connection therewith; and all agreements and documents in any way affecting or pertaining to those rights and interests.

"Hydrocarbons" means any crude oil, crude bitumen or products derived therefrom, synthetic crude oil, natural gas, natural gas liquids, other liquid or gaseous hydrocarbons and products and substances derived therefrom or produced in association therewith, including, but not limited to, sulphur and sulphur compounds.

"In-house Engineering Report" means a report, in form satisfactory to the Agent, acting reasonably, prepared by the Borrower's in-house engineering staff to be dated effective on or about July 1 of the calendar year in which such report is to be delivered by the Borrower pursuant to Section 11.1(n)(ii) (or such other date as may be acceptable to the Agent), which report, together with such supporting documentation as the Agent may reasonably require, contains an estimate of the Enterra Reserves which are the subject matter of that report as of the date of that report.

"Income Tax Act" means the Income Tax Act, R.S.C. c.1985.c. 1 (5th Supplement), including the regulations made, from time to time, and in force under that Act.

"Independent Engineering Report" means a report containing an estimate of the Enterra Reserves prepared by an Independent Petroleum Engineer, to be dated effective on or about January 1 of the calendar Year in which such report is to be delivered by the Borrower pursuant to Section 11.1(n)(i) (or such other date as may be acceptable to the Agent), which report: (a) covers the Borrowing Base Properties; (b) is certified by the Independent Petroleum Engineer; (c) is prepared in accordance with established criteria generally accepted in the oil and gas industry and standards customarily used by such Independent Petroleum Engineer in making determinations and appraisals; (d) is based upon assumptions, methods of calculation, estimates and projections fully disclosed in such report and contains commodity price assumptions, all of which are satisfactory to the Agent, acting reasonably; and (e) contains a statement of any changes in assumptions, methods of calculations or data base from the previous engineering report delivered by the Borrower pursuant to Section 11.1(n)(i) or otherwise pursuant hereto.

"Independent Petroleum Engineer" means any qualified Person carrying on the business of estimating the value of Hydrocarbon Properties, who is appointed by the Borrower and who is satisfactory to the Agent, acting reasonably, and who is in fact independent, provided that such Person may be regularly retained by the Borrower, it being agreed that McDaniel & Associates Consultants Ltd. constitutes an Independent Petroleum Engineer in relation to the Borrowing Base Properties situate in Canada and that Haas Petroleum Engineering Services, Inc. constitutes an Independent Petroleum Engineer in relation to the Borrowing Base Properties situate in the United States of America.

"Individual Commitment Amount" means, in respect of any Lender, the total of its Revolving Credit Facility Individual Commitment Amount and its Second-Lien Credit Facility Individual Commitment Amount.

"Initial Drawdown" means the initial Drawdown of the Credit Facilities on the Effective Time.

"Insolvency of a Trust" means any of the following:

(a)

if the Trust or the Commercial Trust shall be unable, or admits in writing its inability or failure, to pay its debts generally as they become due;

(b)

if the Trust or the Commercial Trust makes a general assignment for the benefit of the creditors of the Trust or the Commercial Trust, as applicable;

(c)

if the Trust or the Commercial Trust commits or threatens to commit an act which, if committed by a corporation, would constitute an act of bankruptcy under the Bankruptcy Act or any statute passed in substitution therefor, as amended from time to time;

(d)

if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction against the Trust or the Commercial Trust seeking an adjudication in bankruptcy, reorganization, dissolution, winding-up, liquidation, a composition or arrangement with or distribution to creditors, a readjustment of debts, the appointment of a trustee in bankruptcy, receiver, liquidator, or the like of all or any substantial part of the Trust Fund or the Commercial Trust Fund, or any other like relief in respect of the Trust, the Commercial Trust, the Trust Fund or the Commercial Trust Fund under any bankruptcy, winding-up, reorganization or insolvency law and the same shall continue undismissed or unstayed for any period of 30 consecutive days; or

(e)

if an order, judgment or decree shall be entered by any court of competent jurisdiction or other competent authority approving the appointment of a receiver, receiver-manager, interim receiver, trustee in bankruptcy, intervenor, custodian, or liquidator of the Trust or the Commercial Trust or of any part or portion of the Trust Fund or the Commercial Trust Fund which the Majority Lenders, in their sole judgment acting in good faith, determine to be material and any such order, judgment or decree continues unstayed and in effect for a period of more than ten (10) days.

"Insolvency of a Trustee" means any of the following:

(a)

if the Trustee or the Commercial Trustees shall: (i) pursuant to a winding-up, bankruptcy, insolvency, arrangement or similar laws, apply for or consent to the appointment of a receiver, trustee, intervenor, custodian, liquidator, interim receiver, receiver-manager, assignee, sequestrator or similar official of itself or of all or a substantial part of its or his assets; (ii) file a voluntary petition in bankruptcy or admit in writing that it or he is unable to pay its debts as they become due; (iii) make a general assignment for the benefit of creditors; (iv) commence any proceeding or file a petition, answer, consent, proposal or plan or give any notice of its or his intention to do so, seeking any liquidation, winding-up or reorganization or seeking any arrangement, compromise, adjustment, composition, moratorium or other relief whatsoever in respect of its indebtedness and liabilities to its creditors, or any class or classes thereof, under any applicable bankruptcy, insolvency, arrangement or similar law (including, without limitation, the ABCA, the Winding-Up Act (Canada), the Trust and Loan Companies Act (Canada), the Companies' Creditors Arrangement Act and the Bankruptcy Act) or consent to the filing of any such petition, proposal, plan or proceeding; or (v) file an answer admitting the material allegations of or consent to or default in answering a petition filed against it or him in any winding-up, bankruptcy, reorganization or insolvency proceeding, or action shall be taken by such person for the purpose of effecting any of the foregoing;

(b)

if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction against the Trustee or the Commercial Trustees seeking an adjudication in bankruptcy, reorganization, dissolution, winding-up, liquidation, composition or arrangement with its creditors, a readjustment of its or his debts, the appointment of a trustee, receiver, liquidator or the like of the Trustee or the Commercial Trustees or of all or any substantial part of its or his assets, or any other like relief in respect of the Trustee or the Commercial Trustees under any bankruptcy or insolvency law, and if such cause, proceeding or other action shall continue undismissed or unstayed and in effect for any period of 30 consecutive days;

(c)

if the Trustee or the Commercial Trustees shall be unable, or admit in writing its or his inability or failure, to pay its debts generally as they become due;

(d)

if the Trustee or the Commercial Trustees makes a general assignment for the benefit of its or his creditors; or

(e)

if the Trustee or the Commercial Trustees commits or threatens to commit an act which would constitute an act of bankruptcy under the Bankruptcy Act or any statute passed in substitution therefore, as amended from time to time.

"Interest Expense" means, in respect of any period of four (4) consecutive Quarters, total interest expense (including interest on Capital Leases and Financing Leases) of the Trust during such period with respect to all outstanding indebtedness of the Trust, including, without limitation, all capitalized interest, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net amount payable or receivable in respect of Risk Management Transactions which relate to interest rate hedges or combined interest rate and foreign exchange hedges, all as determined in accordance with Generally Accepted Accounting Principles on a Consolidated Basis.  In the event of the occurrence of a Material Acquisition, Interest Expense, following the date of such Material Acquisition shall be calculated on the following basis:

(a)

if the Material Acquisition is in the nature of an acquisition by the Trust (directly or indirectly) of a Subsidiary, Interest Expense shall be calculated as if the Material Acquisition was completed at the beginning of the four (4) Quarter period referred to at the beginning of this definition; and

(b)

if the Material Acquisition is in the nature of the acquisition of assets by the Borrower or a Guarantor, Interest Expense shall be calculated as follows:

(i)

the Material Acquisition shall be deemed to have been completed at the beginning of the four (4) Quarter period referred to at the beginning of this definition; and

(ii)

there shall be included in Interest Expense over any period affected by operation of this subparagraph (b) pro forma interest expense in connection with any Debt incurred or assumed to finance such Material Acquisition.

"Interest Payment Date" means:

(a)

in relation to a Prime Rate Loan or U.S. Base Rate Loan, the last Business Day of each Month; and

(b)

in relation to a LIBOR Loan, the last day of each applicable LIBOR Period and, if any LIBOR Period is longer than three months, the last Business Day of each such three month period during such LIBOR Period.

"Lender Risk Management Agreement" means any agreement or contract respecting any Lender Risk Management Transaction.

"Lender Risk Management Obligations" means all liabilities and obligations, whether accrued or contingent, of the Borrower to any of the Swap Lenders in respect of any Lender Risk Management Transaction.

"Lender Risk Management Transaction" means any Risk Management Transaction to which the Borrower and a Swap Lender are party, including any Risk Management Transaction between a Swap Lender and the Borrower in existence as of the Effective Time, but excluding:

(a)

any Risk Management Transaction entered into by the Borrower with a Person prior to it becoming a Lender pursuant to Articles 14 or 15; and

(b)

any Risk Management Transaction which is entered into by a former Swap Lender after the Lender ceases to be a Lender (as contemplated by paragraph (a) of the definition of Lenders).

'Lenders" means collectively the Second-Lien Credit Facility Lenders and the Revolving Credit Facility Lenders together with (a) such other institutions which become Parties hereto pursuant to Articles 14 or 15; and (b) the Swap Lenders and the Operating Lender for the purposes of Sections 3.3, 6.5, 6.6, 13.1, 13.2(b)(i)(J), 13.2(e), 13.2(f), 13.2(g), 13.3, 13.4, 13.5, 13.6, 13.7, 13.8(c), 13.9, 13.12, 13.14 (with respect to the Security), 13.15, 13.16, 13.17, 14.3, 14.6, 16.1, 16.3, 16.7(b), 16.8, 16.11, 16.13, 16.14 and Article 9, which provisions shall enure to the benefit of and be binding upon the Swap Lenders and the Operating Lender, and their respective successors and permitted assigns and "Lender" means any of them.

"Lending Value Component" means that portion determined by the Agent, acting reasonably, of the Borrowing Base Limit then in effect that was attributed, in the most recent determination or redetermination of the Borrowing Base Limit, to a Borrowing Base Property.

"LIBOR" means, for each LIBOR Loan, the rate of interest per annum appearing on the display shown as LIBOR 01 Page on the Reuters Monitor Money Service (or any display substituted therefor) at or about 11:00 a.m. London, England time on the second Business Day prior to the first day of the applicable LIBOR Period; provided that if the LIBOR 01 Page (or any display substituted therefor) is unavailable, then LIBOR shall be the rate of interest per annum determined by the Agent with reference to page 3750 of the Telerate screen at or about 11:00 a.m. London, England time on the second Business Day prior to the first day of the applicable LIBOR Period; and provided further that if both the LIBOR 01 Page and the Telerate page 3750 are unavailable, then LIBOR shall be as determined by the Agent and rounded upwards, if necessary, to the nearest whole multiple of 1/16th of 1%, at which U.S. Dollar deposits are offered by BNS to leading banks in the London Interbank Eurodollar Market at or about 11:00 a.m. London local time on the second Business Day prior to the first day of the applicable LIBOR Period in an amount equal to or nearest to the principal amount of the applicable LIBOR Loan and for the same period.

"LIBOR Loan" means an Advance in U.S. Dollars for which LIBOR is the reference interest rate.

"LIBOR Margin" means:

(a)

in respect of LIBOR Loans made available to the Borrower under the Revolving Credit Facility, the margins determined in the definition of the Revolving Credit Facility Applicable Pricing Margin applicable to LIBOR Loans based upon the relevant Consolidated Debt to Cash Flow Ratio; and

(b)

in respect of LIBOR Loans made available to the Borrower under the Second-Lien Credit Facility, the margin specified in the definition of the Second-Lien Credit Facility Applicable Pricing Margin applicable to LIBOR Loans.

"LIBOR Period" means, in relation to a LIBOR Loan, the interest period selected by the Borrower hereunder, commencing on the relevant Drawdown Date, Rollover Date or Term Conversion Date for such LIBOR Loan; provided that:

(a)

each LIBOR Period shall have a term of approximately one (1), two (2), three (3) or six (6) months and shall be subject to the availability of a market for LIBOR Loans of such term;

(b)

the last day of each LIBOR Period shall be also the first day of the next LIBOR Period in the case of a Rollover;

(c)

the last day of each LIBOR Period shall be a Business Day and if the last day of a LIBOR Period selected by the Borrower is not a Business Day the Borrower shall be deemed to have selected a LIBOR Period the last day of which is the Business Day next following the last day of the LIBOR Period selected unless such next following Business Day falls in the next calendar month in which event the Borrower shall be deemed to have selected a LIBOR Period the last day of which is the Business Day next preceding the last day of the LIBOR Period selected by the Borrower; and

(d)

the last day of all LIBOR Periods for all LIBOR Loans in respect of a Lender shall be on or prior to the Revolving Credit Facility Maturity Date of a Revolving Credit Facility Lender in respect of LIBOR Loans advanced under the Revolving Credit Facility or the Second-Lien Credit Facility Maturity Date in respect of LIBOR Loans advanced under the Second-Lien Credit Facility.

"Loan Documents" means this Agreement, the Security, the Subordination Agreement and any other instruments and agreements entered into by the Borrower or any other Credit Party with the Agent or the Lenders relating to the Credit Facilities.

"Loans" mean collectively Prime Rate Loans, BA Equivalent Loans, U.S. Base Rate Loans and LIBOR Loans.

"Majority Lenders" or "A Majority of Lenders" or "A Majority of the Lenders" means, at the time of a determination thereof required under this Agreement, one (1) or more Lenders together with the Operating Lender holding in aggregate at least 66⅔% of the total of: (i) the Total Commitment Amount (based on each Lender's Individual Commitment Amount), and; (ii) the Operating Commitment; provided that after the termination of the Commitments pursuant to Section 12.2, it means Lenders holding at least 66⅔% of the aggregate of the Obligations, the Operating Obligations and Lender Risk Management Obligations (and for purposes of establishing the amount of Lender Risk Management Obligations, the Lender Risk Management Obligations shall be calculated on a mark-to-market basis at such time).

"A Majority of the Revolving Credit Facility Lenders" means, subject to Section 5.3(b)(iv):

(a)

in respect of any determination or redetermination of the Borrowing Base Limit the effect of which would be to maintain the Borrowing Base Limit at its then current level or to decrease it from its then current level: (i) at any time there are more than three (3) Revolving Credit Facility Lenders, one (1) or more Revolving Credit Facility Lenders which, together with the Operating Lender, hold at least 66⅔% of the aggregate of the Revolving Credit Facility Commitment Amount and the Operating Commitment; and (ii) at any time when there are three (3) or less Revolving Credit Facility Lenders, all the Revolving Credit Facility Lenders and the Operating Lender; and

(b)

in respect of any determination or redetermination of the Borrowing Base Limit the effect of which would be to increase the Borrowing Base Limit from its then current level, all the Revolving Credit Facility Lenders and the Operating Lender.

"Majority of the Revolving Lenders" or "A Majority of Revolving Lenders" or "A Majority of the Revolving Lenders" means at any time Revolving Lenders holding at least 66⅔% of the aggregate of the Revolving Credit Facility Individual Commitment Amounts of all Revolving Lenders.

"Material Acquisition" means:

(a)

an acquisition by the Trust, directly or indirectly, of a Subsidiary; or

(b)

an acquisition of assets by the Borrower or by any Guarantor,

where the aggregate consideration paid in respect of such acquisition exceeds Cdn. $30,000,000.

"Material Adverse Effect" means any fact or circumstance which would have a material adverse effect on the business, financial condition, operations or property of the Borrower and the Guarantors taken as a whole.

"Material Contracts" means collectively the Trust Indenture, the Administration Agreement, the Commercial Trust Indenture, the Fortress Indebtedness Amending Agreement and Assignment and the promissory notes issued by Enterra US Acquisitions thereunder.

"Minor Title Defects" means, with respect to any Borrowing Base Property, minor defects or irregularities in the title of the Borrower or any Material Subsidiary to such Borrowing Base Property which do not in aggregate materially adversely affect the marketability of that title or the right of the Borrower or any Material Subsidiary to receive its share of the production generated by such Borrowing Base Property or the income derived therefrom.

"Month" means a calendar month.

"Multiemployer Plan" means a plan which is a multi employer plan as defined in Section 3(37) or 4001(a)(3) of ERISA.

"Net Income" means, in respect of any period, the net income or loss, as applicable, of the Trust, determined on a Consolidated Basis, after income taxes but excluding extraordinary items, as shown on the Trust's consolidated statement of operations for such period.

"Net Proceeds" means in respect of a Bankers' Acceptance, the Discount Proceeds, less the Stamping Fee.

"Non-BA Lender" means a Lender that cannot accept bankers' acceptances in the ordinary course of its business.

"Non-Funding Lender" has the meaning ascribed to it in Section 2.7(e).

"Non-Trust Guarantor" means each Guarantor other than the Trust and the Commercial Trust.

"Notice of Cancellation" means a notice by the Borrower to the Agent of a permanent reduction in any undrawn portion of the Revolving Credit Facility Commitment Amount given in accordance with Section 5.5 substantially in the form attached hereto as Schedule "C".

"Notice of Drawdown" means a notice by the Borrower to the Agent substantially in the form attached hereto as Schedule "B".

"Notice of Repayment" means a written notice by the Borrower to the Agent with respect to any repayment where by the terms of this Agreement such notice is required.

"Notice of Rollover/Conversion" means a notice by the Borrower to the Agent substantially in the form attached hereto as Schedule "D" to this Agreement.

"Obligations" means collectively (i) the Second-Lien Credit Facility Obligations; (ii) the Revolving Credit Facility Obligations; and (iii) the Other Obligations.

"Olympia" means Olympia Trust Company.

"Operating Commitment" means the maximum amount of credit available to the Borrower under the Operating Credit Facility, being Cdn. $20,000,000 as of the date hereof.

"Operating Credit Agreement" means the letter loan agreement dated as of even date herewith between the Borrower, as borrower, and BNS, as lender, amending and restating a letter loan agreement dated as of November 21, 2006, as such agreement may hereafter be amended, supplemented, extended, revised or restated from time to time.

"Operating Credit Facility" means the operating credit facility established pursuant to the Operating Credit Agreement.

“Operating Lender” means, BNS in its capacity as lender under the Operating Credit Agreement.

"Operating Obligations" means, at any particular time, all of the then indebtedness, liabilities and obligations, absolute or contingent, direct or indirect, matured or unmatured, liquidated or unliquidated, of the Borrower to BNS arising under the Operating Credit Facility or created by reason of or in respect of the Operating Credit Agreement or any of the Security (calculated without duplication of the Obligations), including without limitation, all principal, unpaid interest, all fees due under the Operating Credit Agreement and all costs or expenses of BNS and any other sums payable to BNS under the terms of the Security (calculated without duplication of the Obligations), or otherwise pertaining to the Operating Credit Facility.

"Original Borrower" means Enterra Energy Corp., the borrower under the Existing Credit Agreement, prior to its amalgamation with Enterra Production Corp, on January 31, 2007.

"Other Lenders" means all of the Lenders as at the date of this Agreement other than BNS.

"Other Obligations" means all other indebtedness, liabilities and obligations, absolute or contingent, direct or indirect, matured or unmatured, liquidated or unliquidated of the Borrower to the Lenders and the Agent created by reason of or in respect of this Agreement or any of the other Loan Documents, including, without limitation, all other fees due under this Agreement and all costs or expenses of the Lenders and the Agent and any other sums payable to the Lenders and the Agent under the terms of the Loan Documents, and including under or pursuant to any Bank Products, excluding however the Revolving Credit Facility Obligations and the Second-Lien Credit Facility Obligations.

"Parties" means the Borrower, the Lenders and the Agent and their respective successors and permitted assigns and "Party" means any one of the Parties.

"PBGC" means the Pension Benefit Guarantee Corporation, or any successor thereto.

"Permitted Commercial Trust Distributions" means:

(a)

Distributions by any of the US Guarantors, directly or indirectly through one or more of the Canadian Guarantors, to the Commercial Trust; and

(b)

Distributions by the Borrower to the Commercial Trust;

made to fund either:

(y)

immediate payment on account of the Obligations, the Lender Risk Management Obligations or the Operating Obligations; or

(z)

Permitted Trust Distributions.

"Permitted Dispositions" means, in respect of the Borrower or any Guarantor, any of the following:

(a)

a sale or disposition by such Person of any of its Hydrocarbon Properties (and related tangibles) resulting from any pooling, unit or farmout agreement entered into in the ordinary course of business and in accordance with industry practice when, in the reasonable judgment of such Person, it is necessary or desirable to do so in order to facilitate the orderly exploration, development or operation of such Hydrocarbon Properties;

(b)

a sale or disposition by such Person in the ordinary course of business and in accordance with industry practice of tangible personal property which forms part of its Hydrocarbon Properties, which is obsolete, no longer used or useful for its intended purpose or being replaced in the ordinary course of business;

(c)

a sale or disposition by such Person of current or future production from Hydrocarbon Properties made in the ordinary course of business;

(d)

sales or dispositions of Borrowing Base Properties and related tangibles if the total values of the Borrowing Base Properties and related tangibles sold or disposed of in any period of six (6) months since the most recent determination or redetermination of the Borrowing Base Limit, valued in each case at their purchase price or their exchange value, in the case of property exchanges:

(i)

do not exceed the then current Semi-Annual Disposition Limit; or

(ii)

are made in accordance with the provisions of Section 7.3 (b); and

(e)

the sale or disposition of Hydrocarbon Properties which do not constitute Borrowing Base Properties, in accordance with sound industry practice.

"Permitted Distributions" means:

(a)

Distributions by any Credit Party to the Borrower;

(b)

Distributions by RMG LLC to RMGI;

(c)

Distributions by RMGI to Enterra US Acquisitions;

(d)

Distributions by Altex to Enterra Acquisitions Corp;

(e)

Distributions by Enterra Acquisitions Corp to Enterra US Acquisitions;

(f)

Permitted Commercial Trust Distributions; and

(g)

Permitted Trust Distributions.

"Permitted Encumbrances" means, as of any time, any of the following:

(a)

a lien for taxes, assessments or governmental charges (including Taxes):

(i)

which are not due or delinquent at that time; or

(ii)

the validity of which the Borrower or any Guarantor is contesting in good faith at that time and which at such time is not a material risk to the Borrowing Base Properties whether because no steps or proceedings to enforce such lien have been initiated at that time or because the value of the assets of the Borrower or such Guarantor affected thereby is not material to the assets of the Borrower and the Guarantors taken as a whole;

(b)

the lien of any judgment rendered, or order filed, against assets of the Borrower or any Guarantor:

(i)

which the Borrower or such Guarantor is contesting in good faith at that time and in respect of which the Borrower or such Guarantor has set aside a reserve sufficient to pay such judgment or claim in accordance with Generally Accepted Accounting Principles; or

(ii)

which assets are not material, having regard to the assets and properties of the Borrower and the Guarantors taken as a whole;

(c)

a lien, privilege or other charge imposed or permitted by law (such as, without limitation, a carrier's lien, builder's lien or materialmen's lien) which either:

(i)

relates to obligations not due or delinquent at that time; or

(ii)

at such time is not a material risk to assets of the Borrower or any Guarantors whether because no steps or proceedings to enforce the lien, privilege or charge have been initiated at that time or because the value of the assets of the Borrower or such Guarantor affected thereby is not material to the Borrower and the Guarantors taken as a whole;

(d)

an undetermined or inchoate lien, privilege or charge arising in the ordinary course of and incidental to construction or current operations:

(i)

which has not been filed pursuant to law against the Borrower or any Guarantors or the assets of the Borrower or any Guarantors at that time;

(ii)

in respect of which no steps or proceedings to enforce such lien, privilege or charge have been initiated at that time;

(iii)

which relates to obligations which are not due or delinquent at that time; or

(iv)

if, at such time, such lien, privilege or charge does not pose a material risk to assets of the Borrower or any Guarantors whether because no steps or proceedings to enforce the lien, privilege or charge have been initiated at that time or because the value of the assets of the Borrower or any Guarantors affected thereby is not material to the Borrower and the Guarantors taken as a whole;

(e)

a Security Interest on any of the Enterra Hydrocarbon Properties (including interests in Hydrocarbons in place and equipment and facilities) which is incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of such Enterra Hydrocarbon Properties as security in favour of any other Person conducting the development or operation of such Enterra Hydrocarbon Properties for the Borrower or any Guarantors, for the share of the costs and expenses of the Borrower or such Guarantor of such development or operation which are not due or delinquent at that time or if due or delinquent which the Borrower or such Guarantor is contesting in good faith, provided such contest does not involve any risk of loss of any material part of the Borrowing Base Properties;

(f)

a Security Interest on any of the Enterra Hydrocarbon Properties arising in the ordinary course of the oil and gas business pursuant to a processing or transmission arrangement securing the payment of the fees, costs and expenses of the processing or transmission (as the case may be) of Hydrocarbons under such processing or transmission arrangement, but only insofar as such Security Interest relates to obligations which are not due or delinquent at that time or if due or delinquent which the Borrower or any of its Guarantors is contesting in good faith, provided such contest does not involve any risk of loss of any material part of the production from the Borrowing Base Properties or the proceeds thereof, taken as a whole;

(g)

to the extent a Security Interest is constituted or created thereby, a pooling or unitization of the Enterra Hydrocarbon Properties in the ordinary course of business which, in the reasonable judgment of the Borrower, is necessary or advisable to facilitate the orderly exploration, development or operation of such Hydrocarbon Properties, provided that the value to the Borrower or any Guarantors of its interest in the Borrowing Base Properties which are subject to the pooling or unitization immediately after the pooling or unitization (taking into account obligations associated therewith) is not materially less than the value of its interest in such Borrowing Base Properties immediately before the pooling or unitization;

(h)

a farmout, overriding royalty, net profit, reversionary or carried interest created in respect of Enterra Hydrocarbon Properties that:

(i)

is granted or entered into with arm's length third parties, in the ordinary course of business and in accordance with sound industry practice; and

(ii)

in the reasonable judgment of the Borrower, is necessary or advisable to grant or enter into in order to facilitate the orderly exploration or development of such Hydrocarbon Properties;

(i)

a penalty or forfeiture arising under non-participation or independent operations provisions of an operating agreement in respect of the Enterra Hydrocarbon Properties as a result of an election made by the Borrower or any Guarantors not to participate in a drilling or other operation, where the election not to participate has been made in accordance with the terms of the operating agreement and sound industry practices;

(j)

easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land in which the Borrower or any Guarantors has an interest (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone, telegraph and cable television conduits, poles, wires and cables) granted to or reserved or taken by other Persons which either alone or in the aggregate do not materially detract from the value of the Borrowing Base Properties or materially impair its use in the operation of the Borrowing Base Properties;

(k)

a Security Interest given to a public utility or any Governmental Authority when and to the extent required by such utility or Governmental Authority where such Security Interest does not, either alone or in the aggregate, materially detract from the value of the Borrowing Base Properties subject to such Security Interest or materially impair its use in the operation of the Borrowing Base Properties;

(l)

the right reserved to or vested in any Governmental Authority by the terms of any lease, license, franchise, grant or permit, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof;

(m)

any Security Interest for money borrowed by the Borrower or any Guarantors, complete satisfaction of which has been provided for by deposit with the Agent of cash or, if required by the Agent, a surety bond satisfactory to the Agent in an amount sufficient to pay the liability in respect thereof in full;

(n)

the reservation in any original grant from the Crown or a state (including the Government of the United States of America and the government of any State of the United States of America) of any land or interests therein and all statutory exceptions, limitations and qualifications in respect of title;

(o)

any lease or sublease of substances other than Hydrocarbons provided that lease or sublease does not materially interfere with the enjoyment of any of the Borrowing Base Properties;

(p)

any ROFR or requirement to obtain consent of a third party to a disposition created in the ordinary course of the oil and gas business to the extent that it is not in default at the time;

(q)

lessors' royalties, overriding royalty burdens affecting Hydrocarbon Properties where they were originally acquired by the Borrower or a Guarantor, rights to convert, take-or-pay obligations, freehold royalties, gross royalty certificates, net profits interests, production payments and other similar interests not otherwise provided for in this definition:

(i)

in respect of Borrowing Base Properties, to the extent that those interests and obligations are taken into account by the most recent Engineering Report delivered by the Borrower hereunder or otherwise have been granted or created in the ordinary course of business and in accordance with sound industry practices; or

(ii)

in respect of Hydrocarbon Properties of the Borrower or any Guarantors which do not constitute Borrowing Base Properties, if such interests and obligations are granted or created in the ordinary course of business and in accordance with sound industry practice;

(r)

Security Interests, farmouts, royalty interests, independent operating penalties and other interests, rights, privileges and encumbrances which encumber or charge the assets of a Guarantor and which are in favour of the Borrower or a Guarantor;

(s)

any other Security Interests (including, without limitation, Purchase Money Mortgages, Risk Management Liens (other than the Security) and the interests of lessors under Capital Leases and Financing Leases) securing in aggregate an amount not exceeding 2.5% of the Borrowing Base Limit at the time such Security Interests were created;

(t)

cash, marketable securities or bonds deposited in connection with bids or tenders, deposited with a court as security for costs in any litigation, deposited to secure workers' compensation or unemployment insurance liabilities or deposited to secure the performance of statutory obligations;

(u)

Security Interests securing the performance of statutory obligations, surety or performance bonds and other obligations of like nature incurred in the ordinary course of business of the Borrower or any Guarantor, provided that such Security Interests rank subordinate to the Security and that all such Security Interests do not secure obligations to be performed in any 12 month period in excess of Cdn. $2,000,000;

(v)

in respect of Hydrocarbon Properties of any of the US Guarantors situate in the State of Oklahoma, liens and security interests in favour of persons entitled to share in the Production from such Hydrocarbon Properties by virtue of the Oil and Gas Owner's Lien Act (Oklahoma);

(w)

the Security; and

(x)

the Fortress Security, excepting the Fortress Released Security, which, together with the Fortress Indebtedness, pursuant to the Fortress Indebtedness Amending Agreement and Assignment, is being assigned to and held by the Agent as collateral security for the Obligations, the Operating Obligation and Lender Risk Management Obligations.

"Permitted Intercorporate Transactions" means any transaction or series of transactions involving the Borrower or any Guarantor or a Person or Persons who will become a Guarantor on consummation of such transactions relating to:

(a)

an amalgamation, merger, plan of arrangement, reorganization, consolidation, or voluntary dissolution or winding up of any Guarantor, other than the Trust and the Commercial Trust, provided that any Person who, as a result of such transactions or series of transactions, shall as a legal consequence thereof shall become a Trust Subsidiary and shall contemporaneously therewith or immediately following the completion thereof, become a Guarantor;

(b)

an exchange of shares or other securities issued by any Guarantor including any Person who, as a result of such transactions or series of transactions, contemporaneously therewith or immediately following the completion thereof, will become a Trust Subsidiary and Guarantor; or

(c)

a transfer of any Hydrocarbon Properties or other assets between or among the Borrower and any Guarantor other than the Trust or the Commercial Trust;

provided that no Event of Default shall exist immediately prior to or upon implementation of such transaction or series of transactions.

"Permitted Trust Distributions" means:

(a)

Distributions by the Commercial Trust to the Trust as the sole beneficiary of the Commercial Trust;

(b)

Distributions by the Commercial Trust to the Trust as principal or interest in respect of the Commercial Trust Indebtedness;

(c)

Distributions by the Borrower to the Trust as interest or principal payments in respect of the Borrower Trust Indebtedness; and

(d)

Distributions by the Trust to the Enterra Unitholders from the proceeds of the foregoing,

provided however such Distributions shall only constitute Permitted Trust Distributions and therefore shall only be permitted if:

(x)

there exists no Event of Default and no Event of Default would exist as a result of making such Distribution;

(y)

no Borrowing Base Shortfall exists (unless the Agent, in accordance with Section 5.4(e)(iv), has agreed thereto in writing); and

(z)

the total of Distributions made by the Trust to Enterra Unitholders over any period of four (4) consecutive Quarters shall not exceed One Hundred (100%) per cent of Available Cash Flow over such period.

"Person" means an individual, a partnership, a corporation, a company, a trust, an unincorporated organization, a union, a government or any department or agency thereof (collectively an "entity") and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such entity.

"Plan" means any employee pension benefit plan, as defined in Section 3(2) of ERISA, which (a) is currently or hereafter sponsored, maintained or contributed to by the Borrower, a Trust Subsidiary or an ERISA Affiliate or (b) was at any time during the six (6) calendar years preceding the date hereof, sponsored maintained or contributed to by the Borrower or a Trust Subsidiary or an ERISA Affiliate.

"Prime Rate" means a fluctuating interest rate per annum (as is in effect from time to time) which is the greater of:

(a)

the interest rate per annum announced and adjusted from time to time by the Agent as its reference rate then in effect for determining interest rates on Canadian Dollar commercial loans made by it in Canada; and

(b)

the CDOR Rate for 30 day Canadian Dollar bankers' acceptances on the applicable day plus 100 BPs.

"Prime Rate Loan" means an Advance in Canadian Dollars that bears interest at the Prime Rate.

"Prime Rate Margin" means:

(a)

in respect of Prime Rate Loans made available to the Borrower under the Revolving Credit Facility, the margin determined in the definition of Revolving Credit Facility Applicable Pricing Margin applicable to Prime Rate Loans based upon the applicable Consolidated Debt to Cash Flow Ratio; and

(b)

in respect of Prime Rate Loans made available to the Borrower under the Second-Lien Credit Facility, the margin specified in the definition of the Second-Lien Credit Facility Applicable Pricing Margin applicable to Prime Rate Loans.

"Principal Amount" means the aggregate principal amount of all outstanding Loans and the face amount of all outstanding Bankers' Acceptances.

"Principal Repayment" means the repayment by or for and on behalf of the Borrower to the Lenders of all or a portion of the Principal Amount, whether on account of the Second-Lien Credit Facility or the Revolving Credit Facility.

"Production Payments or Prepayments" means:

(a)

any prepayment made to the Borrower or any Guarantors for production of Hydrocarbons to be delivered in the future; and

(b)

principal obligations of the Borrower or any Guarantors respecting the sale or other transfer of any other interest in property of the character commonly referred to as a "production payment".

"Proved Reserves" has the meaning ascribed to that expression in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, as published by the Canadian Securities Administrators, as such instrument may be amended from time to time.

"Purchase Money Mortgage" means any Security Interest to secure a Purchase Money Obligation provided that the property subject to that Security Interest is limited to the property in respect of which the Purchase Money Obligation was incurred or assumed, and the identifiable or traceable proceeds thereof.

"Purchase Money Obligation" means:

(a)

any indebtedness incurred or assumed by the Borrower or any Guarantor as all or part of, or incurred or assumed by the Borrower or any Guarantor to provide funds to pay all or part of, the purchase price of any property or assets acquired by the Borrower or such Guarantor provided that neither of the Borrower nor any Affiliates of the Borrower immediately prior to entering into an agreement for the acquisition of such property or assets, owned or had any interest in, or any entitlement to own, such property or assets or portion thereof being so acquired unless such prior ownership, interest or entitlement is in the nature of an undivided co-ownership interest in Hydrocarbon Properties; and

(b)

any extension, renewal, refinancing or replacement (or successive extensions, renewals, refinancings or replacements), whether from the same or another lender, in whole or in part, of any indebtedness referred to in subsection (a) immediately above, provided that the principal amount of indebtedness secured by such extension, renewal, refinancing or replacement shall not exceed the principal amount of such indebtedness immediately prior to such extension, renewal, refinancing or replacement, and the Security Interests granted in respect of such indebtedness shall be limited to all or a part of the property or assets which secured such indebtedness immediately prior to such extension, renewal, refinancing or replacement.

"Quarter" means a 3 Month period commencing on the first day of each January, April, July or October.

"Revolving Credit Facility" means the credit facility in the maximum amount equal to the Revolving Credit Facility Authorized Amount made available by the Revolving Credit Facility Lenders to the Borrower in accordance with, and subject to reduction in accordance with, the provisions hereof.

"Revolving Credit Facility Advance" means any advance of credit under the Revolving Credit Facility by a Revolving Credit Facility Lender to the Borrower pursuant to this Agreement including, without limitation, the advance of Loans and the acceptance of Bankers' Acceptances by a Revolving Credit Facility Lender.

"Revolving Credit Facility Authorized Amount" means Cdn.$140,000,000 or the Equivalent Amount in U.S. Dollars.

"Revolving Credit Facility Commitment" means the collective commitment by the Revolving Credit Facility Lenders to make the Revolving Credit Facility available to the Borrower in accordance with the terms and conditions of this Agreement.

"Revolving Credit Facility Commitment Amount" means, at any time, the Revolving Credit Facility Authorized Amount less all permanent reductions of the Revolving Credit Facility Commitment Amount occurring by reason of a Notice of Cancellation delivered by the Borrower pursuant to Section 5.5.

"Revolving Credit Facility Excess" has the meaning set out in Section 5.4(b)(i).

"Revolving Credit Facility Individual Commitment Amount" means, from time to time in respect of a Revolving Credit Facility Lender, that portion of the Revolving Credit Facility Commitment Amount which such Revolving Credit Facility Lender has severally agreed to make available to the Borrower in accordance with the terms and conditions of this Agreement, which amount is set out in Part A of Schedule "G" or in the Assignment and Acceptance by which such Revolving Credit Facility Lender becomes a Revolving Credit Facility Lender, subject to reduction or other adjustment pursuant to this Agreement.

"Revolving Credit Facility Lenders" means BNS and each financial institution that is listed in Part A of Schedule "G" hereto as a Lender, and any other financial institution that shall become party hereto pursuant to an Assignment and Acceptance in relation to the Revolving Credit Facility and "Revolving Credit Facility Lender" means any one of the Revolving Credit Facility Lenders.

"Revolving Credit Facility Maturity Date" means in respect of each Revolving Credit Facility Lender, the first anniversary of its Term Conversion Date.

"Revolving Credit Facility Obligations" means, at any particular time, all of the then indebtedness, liabilities and obligations, absolute or contingent, direct or indirect, matured or unmatured, liquidated or unliquidated, of the Borrower to the Revolving Credit Facility Lenders and the Agent arising under the Revolving Credit Facility including, without limitation, all Prime Rate Loans, U.S. Base Rate Loans, LIBOR Loans and any unpaid interest thereon, the face amount of all Bankers' Acceptances and all Standby Fee and other fees in respect of the Revolving Credit Facility.

"Revolving Credit Facility Principal Amount" means the aggregate principal amount of all outstanding Loans and the face amount of all Bankers' Acceptances made available to the Borrower under the Revolving Credit Facility.

"Revolving Lenders" means, at any time, all of the Revolving Credit Facility Lenders the Obligations of which at that time continue to revolve in accordance with the provisions of Section 5.1(a).

"Risk Management Liens" means Security Interests on cash or marketable securities of the Borrower granted in connection with any Risk Management Transaction provided if such Security Interests are granted in connection with any foreign exchange or interest rate risk management transaction, such Security Interests only secure obligations relating to such foreign exchange or interest rate risk management transaction, and if such Security Interests are granted in connection with such hydrocarbon price risk management transaction, such Security Interests only secure the obligations of the Borrower to deliver Hydrocarbons or to make a payment at a future date pursuant to such transaction and the Borrower reasonably expects that it will produce sufficient Hydrocarbons in the ordinary course of business equal to or greater than the amount of production subject to such hydrocarbon price risk management transaction.

"Risk Management Transactions" means any foreign exchange or interest rate risk management transactions or hydrocarbon price risk management transactions to which the Borrower is a party.

"RMG LLC" means RMG I, LLC, a limited liability company organized under the laws of the State of Wyoming, a wholly-owned Subsidiary of RMGI.

"RMGI" means Rocky Mountain Gas, Inc., a corporation incorporated under the laws of the State of Wyoming, a wholly-owned Subsidiary of Enterra US Acquisitions.

"ROFR" means, in relation to any Hydrocarbon Properties, an option, right of first refusal, right of first purchase, right of first offer or similar right.

"Rollover" means:

(a)

in relation to a LIBOR Loan, the continuation of all or any portion of such LIBOR Loan for an additional LIBOR Period; and

(b)

in relation to a Bankers' Acceptance, the issuance of new Bankers' Acceptances in respect of all or any portion of a Bankers' Acceptance maturing at the end of its term.

"Rollover Date" means a Business Day that the Borrower has notified the Agent as the date on which a Rollover will take effect.

"Schedule I Banks" means those financial institutions which are listed on Schedule I to the Bank Act.

"Schedule I Reference Banks" means the Agent and such other Schedule I Bank which is a Lender and which, from time to time, is designated by the Borrower, in consultation with the Agent, as a Schedule I Reference Bank or, if there is no Lender other than the Agent which is a Schedule I Bank, the Agent alone.

"Schedule II Banks" means those financial institutions which are listed on Schedule II to the Bank Act.

"Schedule III Banks" means those authorized foreign banks under Schedule III of the Bank Act.

"Schedule II Reference Banks" means those two Schedule II Banks or Schedule III Banks which are Lenders and which, from time to time, are designated by the Borrower, in consultation with the Agent, as the Schedule II Reference Banks or, if there is only one Schedule II Bank or Schedule III Bank which is a Lender, that Lender alone.

"Second Currency" has the meaning attributed to it in the definition of Equivalent Amount in Section 1.1.

"Second-Lien Credit Facility" means the credit facility in the maximum principal amount equal to the Second-Lien Credit Facility Commitment Amount made available by the Second-Lien Credit Facility Lenders to the Borrower in accordance with, and subject to reduction in accordance with, the provisions hereof.

"Second-Lien Credit Facility Advance" means any advance of credit under the Second-Lien Credit Facility by a Second-Lien Credit Facility Lender to the Borrower pursuant to this Agreement including, without limitation, the advance of Loans and the acceptance of Bankers' Acceptances by a Second-Lien Credit Facility Lender.

"Second-Lien Credit Facility Commitment" means the collective commitment by the Second-Lien Credit Facility Lenders to make the Second-Lien Credit Facility available to the Borrower in accordance with the terms and conditions of this Agreement.

"Second-Lien Credit Facility Commitment Amount" means Cdn. $40,000,000 or the Equivalent Amount in U.S. Dollars.

"Second-Lien Credit Facility Excess" has the meaning set forth in Section 5.4(b)(ii).

"Second-Lien Credit Facility Individual Commitment Amount" means, from time to time in respect of a Second-Lien Credit Facility Lender, that portion of the Second-Lien Credit Facility Commitment Amount which such Second-Lien Credit Facility Lender has severally agreed to make available to the Borrower in accordance with the terms and conditions of this Agreement, which amount is set out in Part B of Schedule "G" or in the Assignment and Acceptance by which such Second-Lien Credit Facility Lender becomes a Second-Lien Credit Facility Lender, subject to reduction or other adjustment pursuant to this Agreement.

"Second-Lien Credit Facility Lenders" means BNS and each other financial institution that is listed in Part B of Schedule "G" hereto as a Second-Lien Credit Facility Lender, and any other financial institution that shall become party hereto pursuant to an Assignment and Acceptance in relation to the Second-Lien Credit Facility and "Second-Lien Credit Facility Lender" means any one of the Second-Lien Credit Facility Lenders.

"Second-Lien Credit Facility Maturity Date" means November 20, 2007.

"Second-Lien Credit Facility Obligations" means, at any particular time, all of the then indebtedness, liabilities and obligations, absolute or contingent, direct or indirect, matured or unmatured, liquidated or unliquidated, of the Borrower to the Second-Lien Credit Facility Lenders and the Agent arising under the Second-Lien Credit Facility including, without limitation, all Prime Rate Loans, U.S. Base Rate Loans, LIBOR Loans and any unpaid interest thereon, the face amount of all Bankers' Acceptances and other fees in respect of the Second-Lien Credit Facility.

"Security" means collectively the Borrower's Security, the Guarantor Security and any fixed charge security granted by the Borrower or any Guarantors pursuant to Section 9.3.

"Security Interest" means any mortgage, lien, pledge, charge (whether fixed or floating), security or title retention interest or other encumbrance of any kind, contingent or absolute.

"Semi-Annual Disposition Limit" means, in respect of any period of six (6) months from the date of the most recent determination or redetermination of the Borrowing Base Limit, 5% of that Borrowing Base Limit.

"Senior Debt" means (i) the Revolving Credit Facility Obligations; (ii) Other Obligations, and (iii) the Operating Obligations.

"Spot Rate" means in relation to the conversion of U.S. Dollars into Dollars or the conversion of Dollars into U.S. Dollars, the Agent's spot rate of exchange for buying or selling (as the case may be) such amount of Dollars and U.S. Dollars.

"Stamping Fee" means the fee determined and payable by the Borrower in accordance with Section 3.1(d).

"Standby Margin" means the margin determined in the definition of Revolving Credit Facility Applicable Pricing Margin in respect of the Standby Fee based on the applicable Consolidated Debt to Cash Flow Ratio.

"Standby Fee" has the meaning set out in Section 3.2(a).

"Subordination Agreement" means the subordination agreement dated November 21, 2006 among the Borrower, the Trustee on behalf of the Trust, the Commercial Trustees on behalf of the Commercial Trust, Enterra Production Corp, Enterra Acquisitions Partnership, the US Guarantors and the Agent, as such agreement may hereafter be amended or amended and restated from time to time.

"Subsidiary" in relation to any Person, means:

(a)

a corporation or other Person of which more than 50% of the outstanding Voting Shares are owned, directly or indirectly, by or for that Person, provided that the ownership of such Voting Shares confers the right to elect at least a majority of the board of directors or other similar governing management body of such other corporation or other Person and includes any corporation or other Person in like relation to a Subsidiary;

(b)

any partnership, limited liability company, association or other entity to which such Person directly or indirectly, through other Subsidiaries, has control over and has a greater than a 50% equity interest; and

(c)

a commercial trust in respect of which such Person is the sole beneficiary,

and "Subsidiaries" means more than one Subsidiary.

"Swap Lender" means a Lender or a Subsidiary or an Affiliate of a Lender which is a counterparty to a Risk Management Transaction with the Borrower, and which agrees in writing to be bound by and entitled to the benefit of the provisions of this Agreement, which agreement shall be in form and substance acceptable to the Agent and the Lenders, provided that a Lender with an Individual Commitment Amount hereunder shall be deemed to have provided such a written agreement to the Agent.

"Tangible Property" means any plants, facilities, wells, pipelines, transmission or processing facilities or equipment of the Borrower or a Guarantor.

"Taxes" means all taxes of any kind or nature whatsoever including, without limitation, income taxes, levies, imposts, stamp taxes, royalties, duties, charges to tax, value added taxes, commodity taxes, goods and services taxes, and all fees, deductions, compulsory loans, withholdings and restrictions or conditions resulting in a charge imposed, levied, collected, withheld or assessed as of the Effective Time or at any time in the future by any Governmental Authority of or within any jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon and any instalments in respect thereof (but excluding any taxes calculated on the income, capital or franchise of any Lender and imposed on such Lender by any Governmental Authority of or within any jurisdiction whatsoever having power to tax) and "Tax" means any one of such Taxes.

"Term Conversion Date" means November 20, 2007, as such date, in respect of each Revolving Credit Facility Lender, may be extended pursuant to and in accordance with and subject to Section 5.2.

"Total Commitment Amount" means the total of the Second-Lien Credit Facility Commitment Amount and the Revolving Credit Facility Commitment Amount.

"Trust" means Enterra Energy Trust, an unincorporated investment trust.

"Trust Fund" has the meaning ascribed to the term "Trust Fund" in the Trust Indenture.

"Trust Indenture" means the amended and restated trust indenture dated as of November 25, 2003 between Luc Chartrand, the Borrower and the Trustee, as such indenture may be further amended by supplemental indentures from time to time or as may be amended, amended and restated or modified as permitted hereunder.

"Trust Subsidiary" means in relation to the Trust each Subsidiary of the Trust including the Borrower, each of the Canadian Guarantors (other than the Trust) and the US Guarantors.

"Trustee" means Olympia, in its capacity as trustee of the Trust, and its successors and permitted assigns.

"U.S. Base Rate" means the greater of:

(a)

the interest rate per annum announced and adjusted from time to time by the Agent as its reference rate then in effect for determining interest rates on U.S. Dollar commercial loans made by it in Canada; and

(b)

the Alternate Base Rate;

provided, however, if the Agent shall have determined that it is unable to ascertain the Federal Funds Effective Rate for any reason, including without limitation, the inability or failure of the Agent to obtain sufficient bids or publications, the interest rate per annum described in paragraph (a) of this definition of U.S. Base Rate shall be the U.S. Base Rate until the circumstances giving rise to such inability no longer exists.

"U.S. Base Rate Loan" means an Advance in U.S. Dollars which bears interest at a rate based on the U.S. Base Rate.

"U.S. Base Rate Margin" means:

(a)

in respect of U.S. Base Rate Loans made available to the Borrower under the Revolving Credit Facility, the margin determined in the definition of Revolving Credit Facility Applicable Pricing Margin applicable to U.S. Base Rate Loans based upon the relevant Consolidated Debt to Cash Flow Ratio applicable to U.S. Base Rate Loans; and

(b)

in respect of U.S. Base Rate Loans made available to the Borrower under the Second-Lien Credit Facility, the margin specified in the definition of Second-Lien Credit Facility Applicable Pricing Margin applicable to U.S. Base Rate Loans.

"U.S. Dollars" or "U.S. $" each means such currency of the United States of America which, as at the time of payment or determination, is legal tender therein for the payment of public or private debts.

"US Guarantors" means collectively:

(a)

Enterra US Acquisitions, RMGI, RMG LLC, Enterra Acquisitions Corp. and Altex; and

(b)

every other Trust Subsidiary incorporated or organized under the laws of any state of the United States of America which becomes a Guarantor in accordance with Section 9.2.

"Voting Shares" means shares of capital stock or other equity interests of any class of any corporation or other Person carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares or other equity interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares or other equity interests be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares or other equity interests of another class or classes by reason of the happening of such event.

"Year" means a 12 month period from any date.

1.2

Headings

Headings and the table of contents in this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3

Subdivisions

Unless otherwise stated, reference herein to a Schedule or to an Article, Section, Subsection, paragraph or other subdivision is a reference to such Schedule to this Agreement or such Article, Section, Subsection, paragraph or other subdivision of this Agreement.

1.4

Number

Wherever the context so requires, a term used herein importing the singular number shall also include the plural and vice versa.

1.5

Statutes, Regulations and Rules

Any reference in this Agreement to all or any section or paragraph or any other subdivision of any statute, regulation or rule shall, unless otherwise expressly stated, be a reference to that statute, regulation or rule or the relevant section or paragraph or other subdivision thereof, as amended, substituted, replaced or re-enacted from time to time.

1.6

Monetary References

Whenever an amount of money is referred to herein, such amount shall, unless otherwise expressly stated, be in Canadian Dollars.

1.7

Time

Time shall be of the essence of this Agreement.

1.8

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein from time to time.

1.9

Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

1.10

Amendments

No Loan Document may be amended orally and, subject to Section 13.2, any amendment thereof may only be made by way of instrument in writing signed by the parties thereto.

1.11

Waiver

(a)

Subject to Section 13.2, no waiver by a Party of any provision or of the breach of any provision of this Agreement shall be effective unless it is contained in a written instrument duly executed by the authorized officers or representatives of such Party.  Such written waiver shall affect only the matter specifically identified in the instrument granting the waiver and shall not extend to any other matter, provision or breach.

(b)

The failure of a Party to take any steps in exercising any right in respect of the breach or nonfulfillment of any provision of this Agreement shall not operate as a waiver of that right, breach or provision nor shall any single or partial exercise of any right preclude any other or future exercise of that right or the exercise of any other right, whether in law, in equity or otherwise.

(c)

Acceptance of payment by a Party after a breach or nonfulfillment of any provision of this Agreement requiring a payment by another Party to such Party shall constitute a waiver of such provision if cured by such payment, but shall not constitute a waiver or cure of any other provision of this Agreement.

1.12

Severability

If any portion of this Agreement or the application thereof to any circumstance shall be held invalid or unenforceable to an extent that does not affect the operation of this Agreement in a fundamental way, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of this Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

1.13

Generally Accepted Accounting Principles

All financial statements required to be furnished by the Borrower to the Agent hereunder shall be prepared in accordance with Generally Accepted Accounting Principles consistently applied.  Each accounting term used in this Agreement, except as otherwise expressly provided herein, has the meaning assigned to it under Generally Accepted Accounting Principles consistently applied (as such accounting term is amended hereby) and reference to any balance sheet, statement of earnings and retained earnings or statement of cash flows item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles consistently applied.

1.14

Permitted Encumbrances

None of:

(a)

the fact that the Borrower or any Guarantor is permitted to create or suffer to exist any Permitted Encumbrance;

(b)

the fact that any representation, warranty or covenant herein may make an exception for the existence of Permitted Encumbrances; or

(c)

the fact that the Security Interests created by the Security are stated to be subject to, or are not required to rank in priority to, Permitted Encumbrances;

shall in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination of any Security Interest created by the Security to any Permitted Encumbrance or to any other Security Interest or other obligation, whatsoever, it being the intention of the parties that all Security Interests created by the Security shall at all times, to the maximum extent permitted by Applicable Law, rank as first priority Security Interests in priority to Permitted Encumbrances and all other Security Interests or other obligations whatsoever.

1.15

Ranking of Credit Facilities

The Parties agree that, subject only to Permitted Encumbrances which have priority by operation of law, the Revolving Credit Facility Obligations, the Other Obligations, the Lender Risk Management Obligations and the Operating Obligations shall rank as the most senior secured Debt of the Borrower and that the Second-Lien Credit Facility Obligations shall rank as second most senior secured Debt of the Borrower, subordinate only to the Revolving Credit Facility Obligations, the Other Obligations, the Lender Risk Management Obligations and the Operating Obligations.  Except for the above stated subordination of the Second-Lien Credit Facility Obligations to the Revolving Credit Facility Obligations, the Other Obligations, the Lender Risk Management Obligations and the Operating Obligations, nothing contained in this Agreement or the other Loan Documents shall constitute or be interpreted as a subordination or postponement of the Obligations, the Operating Obligations or the Lender Risk Management Obligations to the claims of any Person in respect of any Permitted Encumbrances or other right or claim held by any Person in respect thereof.

1.16

Schedules

The following are the schedules that are attached to and form part of this Agreement:

Schedule "A"

-

Borrowing Base Certificate

Schedule "B"

-

Notice of Drawdown

Schedule "C"

-

Notice of Cancellation

Schedule "D"

-

Notice of Rollover/Conversion

Schedule "E"

-

Compliance Certificate

Schedule "F"

-

Assignment and Acceptance

Schedule "G"

-

Schedule of Lenders and Individual Commitment Amounts

Schedule "H"

-

Discount Note

ARTICLE 2
REVOLVING CREDIT FACILITY

2.1

Revolving Credit Facility

(a)

Each Revolving Credit Facility Lender severally agrees, from and after the Effective Time, and subject to the terms and conditions of this Agreement, to provide the Revolving Credit Facility in favour of the Borrower and make Accommodations available to the Borrower under the Revolving Credit Facility in an amount not to exceed the lesser of (A) its Revolving Credit Facility Individual Commitment Amount; and (B) an amount equal to the proportion that its Revolving Credit Facility Individual Commitment Amount is to the Revolving Credit Facility Commitment Amount multiplied by the difference between the Borrowing Base Limit and the amount of the Operating Commitment.

(b)

No Revolving Credit Facility Lender shall be responsible for the Revolving Credit Facility Individual Commitment Amount of any other Revolving Credit Facility Lender or be liable for, and its Revolving Credit Facility Individual Commitment Amount shall not be increased, reduced or otherwise affected by, any failure of another Revolving Credit Facility Lender to make its proportionate share of a Revolving Credit Facility Advance available hereunder.  The obligation of each Revolving Credit Facility Lender to make its Revolving Credit Facility Individual Commitment Amount available to the Borrower is a several obligation of that Revolving Credit Facility Lender to the Borrower and such obligation is not a joint or joint and several obligation with any other Revolving Credit Facility Lender.

2.2

Purpose

The Revolving Credit Facility shall be used by the Borrower for: (i) general corporate purposes, including the costs of the Borrower and Trust Subsidiaries of drilling, developing, equipping, exploiting, operating and acquiring Hydrocarbon Properties and, subject to Section 2.7, for Acquisitions; and (ii) for funding the ordinary course operating expenses of the Trust and the Commercial Trust.

2.3

Availability

(a)

Revolving Credit Facility Advances to the Borrower under the Revolving Credit Facility shall be in Cdn. Dollars or U.S. Dollars or a combination thereof and, subject to Subsections 2.3(b) and 2.3(c), may at the Borrower's option be drawn, repaid and redrawn and are available to it, subject to the terms of this Agreement, by means of any one or a combination of:

(i)

for Revolving Credit Facility Advances in Canadian Dollars, Prime Rate Loans or Bankers' Acceptances; and

(ii)

for Revolving Credit Facility Advances in U.S. Dollars, U.S. Base Rate Loans or LIBOR Loans, provided that the Borrower has established a U.S. Dollar Designated Account.

(b)

Prior to the Term Conversion Date of any Revolving Credit Facility Lender, the Principal Amount outstanding to such Revolving Credit Facility Lender under the Revolving Credit Facility may revolve and the Borrower may borrow, repay and re-borrow Loans and may issue, repay and re-issue Bankers' Acceptances, subject always to the proviso in Section 2.1(a).

(c)

From and after the Term Conversion Date of any Revolving Credit Facility Lender, the Revolving Credit Facility in respect of such Revolving Credit Facility Lender shall convert to a non-revolving credit facility.

2.4

Drawdowns Under the Revolving Credit Facility – Notices and Limitations

(a)

Notices. The Borrower may request a Drawdown under the Revolving Credit Facility as follows:

(i)

in the case of any Drawdown other than a LIBOR Loan or Bankers' Acceptance, by delivering a Notice of Drawdown to the Agent before 10:00 a.m. (Calgary time) at least one (1) Business Day prior to the proposed Drawdown Date;

(ii)

in the case of any Drawdown of a LIBOR Loan, by delivering a Notice of Drawdown to the Agent before 10:00 a.m. (Calgary time) at least three (3) Business Days prior to the requested Drawdown Date; and

(iii)

in the case of any Drawdown of a Bankers' Acceptance, by delivering a Notice of Drawdown to the Agent before 10:00 a.m. (Calgary time) at least two (2) Business Days prior to the requested Drawdown Date unless the Borrower intends to market Bankers' Acceptances, in which case such notice shall be delivered before 10:00 a.m. (Calgary time) at least one (1) Business Day prior to the requested Drawdown Date;

and upon receipt of a Notice of Drawdown by the Agent, the Borrower's obligation to draw down the Drawdown Amount shown in the Notice of Drawdown on the Drawdown Date shall be irrevocable, unless otherwise agreed to by all of the Revolving Lenders in accordance with Section 13.2(b).

(b)

Minimum Amounts. Each Drawdown under the Revolving Credit Facility by the Borrower shall be requested and made available in minimum amounts of not less than:

(i)

in the case of Prime Rate Loans or U.S. Base Rate Loans, Cdn.$100,000 or U.S.$100,000;

(ii)

in the case of LIBOR Loans, U.S. $1,000,000 in the aggregate and in multiples of U.S. $100,000 thereafter; and

(iii)

in the case of a Bankers' Acceptances, Cdn. $1,000,000 and in multiples of Cdn. $100,000 thereafter, with the total combined number of Bankers' Acceptance tranches (determined on the basis of the maturity date of each such Accommodation), not to exceed at any time an aggregate of six (6).

(c)

Pro-rata Advances.  Each Revolving Credit Facility Advance and the type of Accommodation of each Revolving Credit Facility Advance shall be made available by each Revolving Credit Facility Lender and all repayments and reductions in respect thereof shall be made and applied in a manner so that the Revolving Credit Facility Advance and the type of Accommodation of each Revolving Credit Facility Advance outstanding hereunder to each Revolving Credit Facility Lender will, to the extent possible, be in the same proportion as the Revolving Credit Facility Lender's Revolving Credit Facility Individual Commitment Amount is to the Revolving Credit Facility Commitment Amount.  In the event it is not practicable to allocate a type of Accommodation in accordance with this Section 2.4(c) because of the amount of the Accommodation and the Revolving Credit Facility Individual Commitment Amount of each Revolving Credit Facility Lender or by reason of the occurrence of circumstances described in Sections 6.3 or 6.4, the Agent is authorized by the Borrower and each Revolving Credit Facility Lender to make such allocation as the Agent determines in its sole and unfettered discretion may be equitable in the circumstances; provided that such allocation results in the Revolving Credit Facility Advances made by each Revolving Credit Facility Lender being within Canadian $1,000 of that Revolving Credit Facility Lender's proportionate share of all Revolving Credit Facility Advances, based upon the ratio of its Revolving Credit Facility Individual Commitment Amount to the Revolving Credit Facility Commitment Amount.

(d)

Terms to Maturity of Bankers' Acceptances.  With respect to each Revolving Credit Facility Advance of Bankers' Acceptances in respect of the Revolving Credit Facility, multiple terms to maturity shall be available, provided however that the minimum amounts relative to Drawdowns and Conversions of Bankers' Acceptances set forth in Section 2.4(b) shall apply separately to each term to maturity and the pro-rata allocation amongst the Revolving Credit Facility Lenders referred to in Section 2.4(c) shall apply separately to each term to maturity.  In no event shall any Bankers' Acceptance have a term to maturity beyond the Revolving Credit Facility Maturity Date of the Revolving Credit Facility Lender accepting the same.  The Borrower shall also ensure that the term to maturity of any outstanding Bankers' Acceptance accommodates any Principal Repayments required by Article 5.

2.5

Rollovers and Conversions Under the Revolving Credit Facility - Notices and Limitations

(a)

The Borrower may request Rollovers and Conversions under the Revolving Credit Facility upon the following terms and conditions:

(i)

the Borrower may request a Rollover or Conversion by delivering a Notice of Rollover/Conversion with the same prior notice period that would apply if it was obtaining a Drawdown of the relevant type and amount of Accommodation, which Notice of Rollover/Conversion shall be irrevocable, unless otherwise agreed to by the Revolving Credit Facility Lenders in accordance with Section 13.2(b), and may, subject to Section 16.2, be given by the Borrower to the Agent by telephone and in such case shall be immediately followed by the Borrower delivering, by facsimile transmission or by e-mail, on the day of such telephone notice, a Notice of Rollover/Conversion, confirming such instructions;

(ii)

the Borrower may request a Rollover or Conversion of part only of a Revolving Credit Facility Advance, provided that:

(A)

each Revolving Credit Facility Advance resulting from such Rollover or Conversion is not less than the relevant Drawdown minimum specified in Section 2.4(b);

(B)

any portion of an existing LIBOR Loan or Bankers' Acceptance which is not rolled over or converted shall be repaid in accordance with the provisions hereof; and

(C)

the Borrower may not convert a portion only or the whole of an outstanding Revolving Credit Facility Advance unless both the unconverted portion and converted portion of such Revolving Credit Facility Advance are equal to or exceed, in the relevant currency of each such portion, the minimum amounts required for Drawdowns of Accommodations of the same type as that portion as set forth in Section 2.4(b);

(iii)

in respect of Conversions of a Revolving Credit Facility Advance denominated in one currency to an Accommodation denominated in another currency, the Borrower shall at the time of the Conversion repay the Revolving Credit Facility Advance or portion thereof being converted in the currency in which it was denominated;

(iv)

a Rollover or Conversion shall not result in an increase in Revolving Credit Facility Advances;

(v)

a Rollover or Conversion of a LIBOR Loan may occur only on the last day of the relevant LIBOR Period for such LIBOR Loan (unless the Borrower pays the LIBOR breakage costs to the Lenders in accordance with Section 6.5(d));

(vi)

a Rollover or Conversion of a Bankers' Acceptance may occur only on the maturity date for such Bankers' Acceptance; and

(vii)

a repayment of maturing Bankers' Acceptances or LIBOR Loans by Conversion or Rollover shall not of itself constitute repayment under or a fresh utilization of any part of the Revolving Credit Facility.

(b)

In anticipation of the expiry of each LIBOR Period for each LIBOR Loan under the Revolving Credit Facility, the Borrower shall do one or a combination of the following:

(i)

request a Rollover of all or part of such LIBOR Loan in accordance with Section 2.5(a);

(ii)

request a Conversion of all or part of such LIBOR Loan in accordance with Section 2.5(a); or

(iii)

repay all or part of such LIBOR Loan before 12:00 noon (Calgary time) on the last day of such LIBOR Period with notice in accordance with Section 5.4(a).

If and to the extent that the Borrower fails to so notify the Agent or to so pay the relevant LIBOR Loan in accordance with the foregoing, the Borrower shall be deemed to have requested a Conversion into a U.S. Base Rate Loan in an amount equal to that portion of the LIBOR Loan which is not rolled over, converted or repaid.

(c)

In anticipation of the maturity of any Bankers' Acceptances under the Revolving Credit Facility, the Borrower shall, subject to and in accordance with the requirements hereof, do one or a combination of the following with respect to the aggregate face amount at maturity of all such Bankers' Acceptances:

(i)

request a Rollover of the maturing Bankers' Acceptances in accordance with Section 2.5(a), and on the maturity date of the maturing Bankers' Acceptances, pay to the Agent for the account of the Revolving Credit Facility Lenders any amount that the Borrower is required to pay under Section 4.3(e);

(ii)

request a Conversion of the maturing Bankers' Acceptances to another type of Accommodation in accordance with Section 2.5(a) and, on the maturity date of the maturing Bankers' Acceptances pay to the Agent for the account of the Revolving Credit Facility Lenders an amount equal to the aggregate face amount of such Bankers' Acceptances; or

(iii)

on the maturity date of the maturing Bankers' Acceptances, pay to the Agent for the account of the Revolving Credit Facility Lenders an amount equal to the aggregate face amount of such Bankers' Acceptances with notice in accordance with Section 5.4(a).

If and to the extent that the Borrower fails to so notify the Agent or so pay the relevant Bankers' Acceptances in accordance with the foregoing, the Borrower shall be deemed to have requested a Conversion into a Prime Rate Loan in an amount equal to that portion of the Bankers' Acceptance which is not rolled over, converted or repaid.

2.6

Funding of Accommodations Under the Revolving Credit Facility

(a)

Funding.  Subject to the Borrower's compliance with the notice requirements contained in Sections 2.4 and 2.5 and Article 4 and subject to the Borrower's right to market Bankers' Acceptances as permitted in Section 4.1(c), the proceeds of each Drawdown or Conversion requested by the Borrower shall be made available by the Revolving Credit Facility Lenders to the Agent by deposit of the applicable funds (which in the case of Bankers' Acceptances shall, subject to Section 4.3, be the Net Proceeds) into the appropriate Designated Account, no later than 2:00 p.m. Calgary, Alberta time on the Drawdown Date or conversion date as applicable.

(b)

Notification of Lenders - Notice of Drawdown.  Upon receiving a Notice of Drawdown in compliance with the notice requirements contained in Section 2.4, the Agent shall promptly notify each Revolving Credit Facility Lender of:

(i)

the particulars of the proposed Drawdown, including the proportionate amount and type of Accommodation to be made available by each Revolving Credit Facility Lender on the Drawdown Date;

(ii)

the appropriate Designated Account to which each Revolving Credit Facility Advance is to be credited; and

(iii)

the Drawdown Date.

In the case of Revolving Credit Facility Advances by way of Bankers' Acceptances, the Agent shall deliver to the Revolving Credit Facility Lenders the notice contemplated by Section 4.3(b).

(c)

Notification of Revolving Credit Facility Lenders - Notice of Rollover/Conversion.  Upon receiving a Notice of Rollover/Conversion, or earlier if such notice was preceded by telephone instructions, in compliance with the notice requirements contained in Section 2.5, the Agent shall promptly notify each Revolving Credit Facility Lender of:

(i)

the particulars of the proposed Rollover or Conversion, including the proportionate amount and type of Accommodation to be made available by each Revolving Credit Facility Lender;

(ii)

the appropriate Designated Account to which such Conversion is to be credited; and

(iii)

the date of Rollover or Conversion, as applicable.

In the case of Rollovers of or Conversions into Bankers' Acceptances, the Agent shall deliver to the Revolving Credit Facility Lenders the notice contemplated by Section 4.3(b).

(d)

Disbursement.  The proceeds of each Drawdown or Conversion requested by the Borrower shall be made available by the Agent crediting the applicable funds (which in the case of Bankers' Acceptances, subject to Sections 4.1(b) and 4.3, shall be the Net Proceeds) to the Designated Account in same day funds no later than 2:00 p.m. Calgary, Alberta time on the Drawdown Date or the date of conversion, as applicable.

2.7

Hostile Acquisitions

If the Borrower wishes to utilize Drawdowns under the Revolving Credit Facility to facilitate, directly or indirectly, a Hostile Acquisition by the Borrower or any Affiliate of the Borrower (including for certainty the Trust and the Commercial Trust):

(a)

at least five (5) Business Days prior to the delivery to the Agent of a Notice of Drawdown made in connection with a Hostile Acquisition, the Chairman of the Board, president, or chief financial officer of the Borrower shall notify the Agent (who shall then notify the Revolving Credit Facility Lenders) of the particulars of the Hostile Acquisition in sufficient detail to enable each Revolving Credit Facility Lender to determine whether it has a conflict of interest which, in its judgment, would prevent it from participating in a Drawdown to be utilized for such Hostile Acquisition;

(b)

if a Revolving Credit Facility Lender, acting in good faith, determines that it shall not fund a Revolving Credit Facility Advance to be utilized for such Hostile Acquisition by reason of such conflict of interest, then upon such Revolving Credit Facility Lender so notifying the Agent, who shall then forthwith notify the Borrower, such Revolving Credit Facility Lender shall have no obligation to fund such Revolving Credit Facility Advance notwithstanding any other provision of this Agreement to the contrary;

(c)

each Revolving Credit Facility Lender shall use reasonable commercial efforts to notify the Agent as soon as practicable (and in any event within three (3) Business Days of receipt of the request) of its decision whether or not to fund a proposed Hostile Acquisition;

(d)

if a Revolving Credit Facility Lender fails to notify the Agent within three (3) Business Days of receipt of the request of its determination as to whether it has a conflict of interest which would prevent it from funding a proposed Hostile Acquisition such Revolving Credit Facility Lender shall be deemed to have decided not to participate in the funding of the Hostile Acquisition; and

(e)

if a Revolving Credit Facility Lender (a "Non-Funding Lender") notifies or is deemed to notify the Agent of its determination that it has a conflict of interest which prevents it from participating in the funding of a proposed Hostile Acquisition, the Agent shall notify the other Revolving Credit Facility Lenders of that determination and the other Revolving Credit Facility Lenders shall have the right but not the obligation to fund that portion of the financing of the Hostile Acquisition which would otherwise have been funded by the Non-Funding Lender, each in proportion to its respective Revolving Credit Facility Individual Commitment Amount as a proportion of the Revolving Credit Facility Individual Commitment Amounts of all Revolving Credit Facility Lenders other than the Non-Funding Lender.  To the extent practicable, a Non-Funding Lender shall increase its proportion of subsequent Revolving Credit Facility Advances which do not relate to the proposed Hostile Acquisition, such that the credit advanced by each Revolving Credit Facility Lender is restored as soon as reasonably possible to the relative proportion of each Revolving Credit Facility Lender's respective Revolving Credit Facility Individual Commitment Amounts to the Revolving Credit Facility Commitment Amount.

ARTICLE 2A
SECOND-LIEN CREDIT FACILITY

2A.1

Second-Lien Credit Facility

(a)

Each Second-Lien Credit Facility Lender severally agrees, from and after the Effective Time, and subject to the terms and conditions of this Agreement, to provide the Second-Lien Credit Facility in favour of the Borrower and make Accommodations available to the Borrower under the Second-Lien Credit Facility in an amount not to exceed its Second-Lien Credit Facility Individual Commitment Amount.

(b)

No Second-Lien Credit Facility Lender shall be responsible for the Second-Lien Credit Facility Individual Commitment Amount of any other Second-Lien Credit Facility Lender or be liable for, and its Second-Lien Credit Facility Individual Commitment Amount shall not be increased, reduced or otherwise affected by, any failure of another Second-Lien Credit Facility Lender to make its proportionate share of a Second-Lien Credit Facility Advance available hereunder.  The obligation of each Second-Lien Credit Facility Lender to make its Second-Lien Credit Facility Individual Commitment Amount available to the Borrower is a several obligation of that Second-Lien Credit Facility Lender to the Borrower and such obligation is not a joint or joint and several obligation with any other Second-Lien Credit Facility Lender.

2A.2

Second-Lien Credit Facility as a Division of the Existing Credit Facility

The Second-Lien Credit Facility represents a division of the Existing Credit Facility as at the Effective Time in the amount of Cdn.$40,000,000, with the balance of Cdn.$140,000,000 of the Existing Credit Facility being attributed to the Revolving Credit Facility.

2A.3

Availability

Second-Lien Credit Facility Advances to the Borrower under the Second-Lien Credit Facility shall be in Cdn. Dollars or U.S. Dollars or a combination thereof and shall be a non-revolving credit facility available to the Borrower, which may, at the Borrower's option, be available to the Borrower, subject to the terms of this Agreement, by means of any one or a combination of:

(a)

for Second-Lien Credit Facility Advances in Canadian Dollars, Prime Rate Loans or Bankers' Acceptances; and

(b)

for Second-Lien Credit Facility Advances in U.S. Dollars, U.S. Base Rate Loans or LIBOR Loans, provided that the Borrower has established a U.S. Dollar Designated Account.

2A.4

Advances Under the Second-Lien Credit Facility - Notices and Limitations

(a)

Pro-rata Advances.  Each Second-Lien Credit Facility Advance and the type of Accommodation of each Second-Lien Credit Facility Advance shall be made available by each Second-Lien Credit Facility Lender and all repayments in respect thereof shall be made and applied in a manner so that the Second-Lien Credit Facility Advance and the type of Accommodation of each Second-Lien Credit Facility Advance outstanding hereunder to each Second-Lien Credit Facility Lender will, to the extent possible, be in the same proportion as the Second-Lien Credit Facility Lender's Second-Lien Credit Facility Individual Commitment Amount is to the Second-Lien Credit Facility Commitment Amount.  In the event it is not practicable to allocate a type of Accommodation in accordance with this Section 2A.4(a) because of the amount of the Accommodation and the Second-Lien Credit Facility Individual Commitment Amount of each Second-Lien Credit Facility Lender or by reason of the occurrence of circumstances described in Sections 6.3 or 6.4, the Agent is authorized by the Borrower and each Second-Lien Credit Facility Lender to make such allocation as the Agent determines in its sole and unfettered discretion may be equitable in the circumstances; provided that such allocation results in the Second-Lien Credit Facility Advances made by each Second-Lien Credit Facility Lender being within Canadian $1,000 of that Second-Lien Credit Facility Lender's proportionate share of all Second-Lien Credit Facility Advances, based upon the ratio of its Second-Lien Credit Facility Individual Commitment Amount to the Second-Lien Credit Facility Commitment Amount.

(b)

Terms to Maturity of Bankers' Acceptances.  With respect to each Second-Lien Credit Facility Advance of Bankers' Acceptances in respect of the Second-Lien Credit Facility, multiple terms to maturity shall be available, provided however that the minimum amounts relative to Conversions of Bankers' Acceptances set forth in Section 2.4(b) (which shall apply mutatis mutandis to Conversions of maturing Bankers' Acceptances under the Second-Lien Credit Facility) shall apply separately to each term to maturity and the pro-rata allocation amongst the Second-Lien Credit Facility Lenders referred to in Section 2A.4(a) shall apply separately to each term to maturity.  In no event shall any Bankers' Acceptance have a term to maturity beyond the Second-Lien Credit Facility Maturity Date.

2A.5

Rollovers and Conversions Under the Second-Lien Credit Facility- Notices and Limitations

(a)

The Borrower may request Rollovers and Conversions under the Second-Lien Credit Facility upon the following terms and conditions:

(i)

the Borrower may request a Rollover or Conversion by delivering a Notice of Rollover/Conversion with the same prior notice period that would apply if it was obtaining a Drawdown of the relevant type and amount of Accommodation under the Revolving Credit Facility, which Notice of Rollover/Conversion shall be irrevocable, unless otherwise agreed to by the Second-Lien Credit Facility Lenders in accordance with Section 13.2(b), and may, subject to Section 16.2, be given by the Borrower to the Agent by telephone and in such case shall be immediately followed by the Borrower delivering, by facsimile transmission or by e-mail, on the day of such telephone notice, a Notice of Rollover/Conversion, confirming such instructions;

(ii)

the Borrower may request a Rollover or Conversion of part only of Second-Lien Credit Facility Advances under the Second-Lien Credit Facility, provided that:

(A)

each Second-Lien Credit Facility Advance resulting from such Rollover or Conversion is not less than the relevant Drawdown minimum under the Revolving Credit Facility specified in Section 2.4(b);

(B)

any portion of an existing LIBOR Loan or Bankers' Acceptance which is not rolled over or converted shall be repaid in accordance with the provisions hereof; and

(C)

the Borrower may not convert a portion only or the whole of an outstanding Second-Lien Credit Facility Advance unless both the unconverted portion and converted portion of such Second-Lien Credit Facility Advance are equal to or exceed, in the relevant currency of each such portion, the minimum amounts required for Drawdowns of Accommodations of the same type as that portion as set forth in Section 2.4(b);

(iii)

in respect of Conversions of a Second-Lien Credit Facility Advance denominated in one currency to an Accommodation denominated in another currency, the Borrower shall at the time of the Conversion repay the Advance or portion thereof being converted in the currency in which it was denominated;

(iv)

a Rollover or Conversion shall not result in an increase in Second-Lien Credit Facility Advances;

(v)

a Rollover or Conversion of a LIBOR Loan may occur only on the last day of the relevant LIBOR Period for such LIBOR Loan (unless the Borrower pays the LIBOR breakage costs to the Lenders in accordance with Section 6.5(d));

(vi)

a Rollover or Conversion of a Bankers' Acceptance may occur only on the maturity date for such Bankers' Acceptance; and

(vii)

a repayment of maturing Bankers' Acceptances or LIBOR Loans by Conversion or Rollover shall not of itself constitute repayment under or a fresh utilization of any part of the Second-Lien Credit Facility.

(b)

In anticipation of the expiry of each LIBOR Period for each LIBOR Loan under the Second-Lien Credit Facility, the Borrower shall do one or a combination of the following:

(i)

request a Rollover of all or part of such LIBOR Loan as would apply to a Rollover under the Revolving Credit Facility in accordance with Section 2A.5(a);

(ii)

request a Conversion of all or part of such LIBOR Loan as would apply to a Conversion under the Revolving Credit Facility in accordance with Section 2A.5(a); or

(iii)

repay all or part of such LIBOR Loan before 12:00 noon (Calgary time) on the last day of such LIBOR Period with notice in accordance with Section 5.4(a).

If and to the extent that the Borrower fails to so notify the Agent or to so pay the relevant LIBOR Loan in accordance with the foregoing, the Borrower shall be deemed to have requested a Conversion into a U.S. Base Rate Loan in an amount equal to that portion of the LIBOR Loan which is not rolled over, converted or repaid.

(c)

In anticipation of the maturity of any Bankers' Acceptances under the Second-Lien Credit Facility, the Borrower shall, subject to and in accordance with the requirements hereof, do one or a combination of the following with respect to the aggregate face amount at maturity of all such Bankers' Acceptances:

(i)

request a Rollover of the maturing Bankers' Acceptances as would apply to a Rollover of maturing Bankers' Acceptances under the Revolving Credit Facility in accordance with Section 2.5(a) (which shall apply mutatis mutandis to Rollovers of maturing Bankers' Acceptances under the Second-Lien Credit Facility), and on the maturity date of the maturing Bankers' Acceptances, pay to the Agent for the account of the Second-Lien Credit Facility Lenders any amount that the Borrower is required to pay under Section 4.3(e);

(ii)

request a Conversion of the maturing Bankers' Acceptances to another type of Accommodation as would apply to a Conversion of maturing Bankers' Acceptances under the Revolving Credit Facility in accordance with Section 2.5(a) (which shall apply mutatis mutandis to Conversions of maturing Bankers' Acceptances under the Second-Lien Credit Facility), and, on the maturity date of the maturing Bankers' Acceptances, pay to the Agent for the account of the Second-Lien Credit Facility Lenders an amount equal to the aggregate face amount of such Bankers' Acceptances; or

(iii)

on the maturity date of the maturing Bankers' Acceptances, pay to the Agent for the account of the Second-Lien Credit Facility Lenders an amount equal to the aggregate face amount of such Bankers' Acceptances with notice in accordance with Section 5.4(a).

If and to the extent that the Borrower fails to so notify the Agent or so pay the relevant Bankers' Acceptances in accordance with the foregoing, the Borrower shall be deemed to have requested a Conversion into a Prime Rate Loan in an amount equal to that portion of the Bankers' Acceptance which is not rolled over, converted or repaid.

2A.6

Funding of Accommodations Under the Second-Lien Credit Facility

(a)

Funding.  Subject to the Borrower's compliance with the notice requirements referred to in Section 2A.5 and Article 4 and subject to the Borrower's right to market Bankers' Acceptances as permitted in Section 4.1(c), the proceeds of each Conversion requested by the Borrower shall be made available by the Second-Lien Credit Facility Lenders to the Agent by deposit of the applicable funds (which in the case of Bankers' Acceptances shall, subject to Section 4.3, be the Net Proceeds) into the appropriate Designated Account, no later than 2:00 p.m. Calgary, Alberta time on the Drawdown Date or conversion date as applicable.

(b)

Notification of Lenders - Notice of Rollover/Conversion.  Upon receiving a Notice of Rollover/Conversion, or earlier if such notice was preceded by telephone instructions, in compliance with the notice requirements contained in Section 2.4(a) (which shall apply mutatis mutandis to Rollovers and Conversions under the Second-Lien Credit Facility), the Agent shall promptly notify each Second-Lien Credit Facility Lender of:

(i)

the particulars of the proposed Rollover or Conversion, including the proportionate amount and type of Accommodation to be made available by each Second-Lien Credit Facility Lender;

(ii)

the appropriate Designated Account to which such Conversion is to be credited; and

(iii)

the date of Rollover or Conversion, as applicable.

In the case of Rollovers of or Conversions into Bankers' Acceptances, the Agent shall deliver to the Second-Lien Credit Facility Lenders the notice contemplated by Section 4.3(b).

(c)

Disbursement.  The proceeds of each Conversion requested by the Borrower shall be made available by the Agent crediting the applicable funds (which in the case of Bankers' Acceptances, subject to Sections 4.1(b) and 4.3, shall be the Net Proceeds) to the Designated Account in same day funds no later than 2:00 p.m. Calgary, Alberta time on the Drawdown Date or the date of conversion, as applicable.

ARTICLE 3
CALCULATION OF INTEREST, FEES AND EXPENSES

3.1

Calculation and Payment of Interest and Stamping Fees

(a)

Prime Rate Loans.  The Borrower shall pay interest on each Prime Rate Loan outstanding from time to time in Canadian Dollars at a variable rate per annum equal to the Prime Rate in effect from time to time plus the applicable Prime Rate Margin.  Interest on Prime Rate Loans shall accrue and be calculated (but not compounded) daily on the principal amount of each Prime Rate Loan on the basis of the actual number of days each such Prime Rate Loan is outstanding in a Year of 365 days (or 366 days in the case of a leap Year) and shall be compounded and payable monthly in arrears on each Interest Payment Date for such Prime Rate Loan.  Changes in the Prime Rate shall cause an immediate adjustment of the interest rate applicable to each Prime Rate Loan without the necessity of any notice to the Borrower.

(b)

U.S. Base Rate Loans.  The Borrower shall pay interest on each U.S. Base Rate Loan outstanding from time to time in U.S. Dollars at a variable rate per annum equal to the U.S. Base Rate in effect from time to time plus the applicable U.S. Base Rate Margin.  Interest on U.S. Base Rate Loans shall accrue and be calculated (but not compounded) daily on the principal amount of each U.S. Base Rate Loan on the basis of the actual number of days each such U.S. Base Rate Loan is outstanding in a Year of 365 days (or 366 days in the case of a leap Year) and shall be compounded and payable monthly in arrears on each Interest Payment Date for such U.S. Base Rate Loan.  Changes in the U.S. Base Rate shall cause an immediate adjustment of the interest rate applicable to each U.S. Base Rate Loan without the necessity of any notice to the Borrower.

(c)

LIBOR Loans.  The Borrower shall pay interest on its LIBOR Loans outstanding from time to time at a rate per annum equal to the LIBOR for each LIBOR Period and the applicable LIBOR Margin.  Interest on LIBOR Loans shall accrue daily on the principal amount of each LIBOR Loan outstanding during each such LIBOR Period and on the basis of the actual number of days of each such LIBOR Loan is outstanding in a year of 360 days.  Such interest shall be payable in arrears on each Interest Payment Date for such LIBOR Loan.

(d)

Stamping Fee on Bankers' Acceptances.  A stamping fee shall be payable by the Borrower in respect of each Bankers' Acceptance which shall be calculated by (i) multiplying the face amount of the Bankers' Acceptance by the number of days in the term thereof, then (ii) dividing the product thereof by 365, then (iii) multiplying the quotient thereof by the applicable BA Margin (the product thereof being the "Stamping Fee").  The Borrower shall pay to the Agent the Stamping Fee with respect to each Bankers' Acceptance on the date of acceptance thereof by a Lender either by direct payment to the Agent or the Lenders, as the case may be, or by the Agent deducting the Stamping Fee from the proceeds of the Bankers' Acceptance.

(e)

Interest on Overdue Amounts.  To the maximum extent permitted by law, the Borrower shall pay interest on all overdue amounts owing by the Borrower hereunder (including any overdue interest payments) from the date each such amount is due until the date each such amount is paid in full.  Such interest shall be calculated daily, compounded monthly and payable on demand of the Agent at a rate per annum equal to (a) if the overdue payment is in respect of an Advance, the interest rate then applicable to such Advance plus 2% per annum and (b) if the overdue payment is not in respect of an Advance, at a rate per annum equal to the Prime Rate plus 2% per annum in respect of amounts due in Canadian Dollars, and at a rate per annum equal to the aggregate of the U.S. Base Rate plus 2% per annum in respect of amounts due in U.S. Dollars.

3.2

Standby Fees

(a)

The Borrower shall, effective from and including the Effective Time to the Term Conversion Date of each Revolving Lender, pay to the Agent on behalf of the Revolving Lenders a standby fee (the "Standby Fee") in respect of the Revolving Credit Facility payable in Canadian Dollars calculated by multiplying the applicable Standby Margin, as a per annum rate, by each Revolving Lender's proportionate share of the aggregate Revolving Credit Facility Commitments of all Revolving Lenders (based on that Revolving Lender's Revolving Credit Facility Individual Commitment Amount as a proportion of the sum of the Revolving Credit Facility Commitment Amounts of all of the Revolving Lenders) less the Equivalent Amount, in Canadian Dollars, of the Principal Amount of all Revolving Credit Facility Advances owing by the Borrower to such Revolving Lender.

(b)

The Standby Fee shall be calculated (but not compounded) and accrue daily, based on the average Exchange Rate in effect during the relevant month (if applicable), and shall be payable on the second Business Day of each Month, in arrears, in respect of the preceding Month.

(c)

In order to calculate the amount of a Standby Fee, the Agent shall convert any Advances denominated in U.S. Dollars into in Canadian Dollars in accordance with Section 3.2(b).

3.3

Expenses

The Borrower shall pay or make reimbursement for the following reasonable out-of-pocket expenses, including reasonable legal fees and disbursements:

(a)

those expenses of the Agent incurred in connection with the negotiation, preparation and execution of the Credit Facilities, including this Agreement and the other Loan Documents and the negotiation, preparation and execution of the loan syndication documents in respect of the syndication of the Credit Facility and any amendments thereto requested or initiated by the Borrower; and

(b)

those reasonable expenses of the Agent and the Lenders incurred in connection with:

(i)

the enforcement (including the costs of legal counsel acting on behalf of the Agent and the Lenders collectively, on a solicitor and its own client basis) of the Credit Facilities, including this Agreement and the other Loan Documents;

(ii)

inspection or approval of any property or assets of the Borrower or any of its Subsidiaries contemplated by this Agreement; and

(iii)

any environmental audit or study undertaken or commissioned by the Agent or the Lenders, acting reasonably, provided that, however, the Agent and the Lenders shall not undertake or commission any environmental audit or study without first consulting with the Borrower and obtaining the Borrower's consent, such consent not to be unreasonably withheld, provided further that it shall not be necessary to obtain such consent upon the occurrence and during the continuance of an Event of Default.

3.4

Agent Fees

The Borrower shall pay to the Agent for its own account the fees required to be paid by the Borrower pursuant to the separate fee agency agreement between the Borrower and the Agent.  Any unpaid fees under the fee agency letter shall be deemed to form part of the Obligations.

3.5

General Provisions Regarding Interest

(a)

In the event of any dispute, disagreement or adjudication involving or pertaining to the determination of the Prime Rate, U.S. Base Rate, LIBOR, CDOR Rate or Federal Funds Effective Rate in effect at any time, the certificate of the Agent as to such rate shall be accepted as prima facie evidence thereof for all purposes of this Agreement.

(b)

Each determination by the Agent of the amount of interest, fees or other amounts due from the Borrower hereunder shall be prima facie evidence of the accuracy of such determination.

(c)

All interest, fees and other amounts payable by the Borrower hereunder shall accrue daily, be computed as described herein, and be payable both before and after demand, maturity, default and judgment.

(d)

To the maximum extent permitted by Applicable Law, the covenant of the Borrower to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of the Borrower to the Lenders.

(e)

For the purposes of the Interest Act (Canada):

(i)

the annual rate of interest which is equivalent to the interest rate determined by reference to LIBOR hereunder shall be the determined rate multiplied by a fraction, the numerator of which is the total number of days in such year and the denominator of which is 360;

(ii)

the principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement;

(iii)

the rates of interest specified in this Agreement are intended to be nominal rates and not effective rates; and

(iv)

unless otherwise stated, the rates of interest specified in this Agreement are to be calculated on the basis of a calendar year of 365 days.

(f)

In no event shall any interest, fees or other amounts payable hereunder exceed the maximum rate permitted by Applicable Law.  If any such interest or fee exceeds such maximum rate, such interest or fee shall be reduced to the maximum rate recoverable under Applicable Law assuming that the parties had agreed to such amount by contract.  In particular, in no event shall the aggregate "interest" (which, for the purposes of this section, bears the definition stipulated in section 347 of the Criminal Code) payable under this Agreement exceed the maximum effective annual rate of interest on the "credit advanced" (as defined in that section) permitted under that section and, if any payment, collection or demand pursuant to this Agreement or portion of any such payment, collection or demand in respect of interest is determined to be contrary to the provisions of that section, any such payment, collection or demand or such portion thereof shall be deemed to have been made by mutual mistake of the Borrower, the Agent and the Lenders and the amount of such payment or collection shall be applied first in reduction of the principal portion of the Obligations, then in reduction of any other Obligations legally owing, with any remaining portion being refunded to the Borrower.  For purposes of this Agreement, the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles over the term of the Credit Facilities on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive, absent error, for the purposes of such determination.

3.6

Change in Revolving Credit Facility Applicable Pricing Margins

Whenever this Agreement calls for a change in an Revolving Credit Facility Applicable Pricing Margin by reason of a change in the Consolidated Debt to Cash Flow Ratio, each such change shall be effective on the first day following the end of the Quarter in which the Compliance Certificate disclosing (or which would disclose) the change in the Consolidated Debt to Cash Flow Ratio giving rise to such change in the Revolving Credit Facility Applicable Pricing Margin is delivered or deliverable by the Borrower to the Agent.  In respect of Loans made under the Revolving Credit Facility and Standby Fees, the Borrower shall pay interest and Standby Fees calculated with reference to the new Revolving Credit Facility Applicable Pricing Margin effective on the first day following the end of such Quarter, notwithstanding that any Advance was made prior to such date.  In the case of any outstanding Bankers' Acceptances, the Borrower and the Revolving Credit Facility Lenders agree that the Stamping Fee will be adjusted between them to reflect the change in the BA Margin to the end of the remaining term of each outstanding Bankers' Acceptance.  The Agent is hereby authorized to make such adjustments in such manner and at such time as the Agent determines is practicable.  Notwithstanding the forgoing, in the case of a Compliance Certificate deliverable pursuant to Subsection 11.1(l) and in respect of the financial statements deliverable pursuant to Subsection 11.1(j), any change in the Revolving Credit Facility Applicable Pricing Margins called for by reason of a change in the Consolidated Debt to Cash Flow Ratio shall be made retroactively to the first day following the end of the Quarter which follows the four Quarter accounting period to which the Compliance Certificate relates.

3.7

Market Disruption

Notwithstanding anything to the contrary herein contained, if on any date a Lender determines in good faith, which determination shall be conclusive and binding on the Parties, that its ability to make a requested Accommodation of a LIBOR Loan has become impracticable, or has been materially adversely affected, because:

(a)

of any change in Applicable Laws, or in the interpretation or administration thereof, whether having the force of law or not, by any Governmental Authority having jurisdiction in the matter;

(b)

of any material adverse change in, or the termination of, the London Interbank Eurodollar Market; or

(c)

there exists no adequate and fair measure to ascertain LIBOR for any LIBOR Period for such LIBOR Loan;

then such Lender shall give prompt written notice thereof to the Borrower and the Agent and such Lender shall have no further obligation to provide an Accommodation by way of a LIBOR Loan provided that, the Borrower may elect to drawdown, rollover or convert the amount originally requested by way of such LIBOR Loan into some other type of Advance upon compliance with the applicable drawdown, rollover or conversion requirements set out herein.

ARTICLE 4
BANKERS' ACCEPTANCES

4.1

Bankers' Acceptances

(a)

Term of Bankers Acceptances. The Borrower and the Agent, without any binding obligation to do so, shall consult with each other to ascertain appropriate terms to maturity of Bankers' Acceptances, having regard to the amount the Borrower wishes to borrow from time to time by way of Bankers' Acceptances and general market conditions affecting the purchase and sale of bankers' acceptances generally.

(b)

General.  Subject to the terms and conditions of this Agreement, each Lender, other than a Non-BA Lender, hereby agrees, when requested by the Borrower, to accept and purchase at the applicable Discount Price its proportionate share, based upon such Lender's Revolving Credit Facility Individual Commitment Amount as a proportion of the Revolving Credit Facility Commitment Amount, or such Lender's Second-Lien Credit Facility Individual Commitment Amount as a proportion of the Second-Lien Credit Facility Commitment Amount, as applicable, of Bankers' Acceptances requested by the Borrower pursuant to Section 2.4, Section 2.5, Section 2A.4 or Section 2A.5 and to provide to the Agent for the account of the Borrower the Net Proceeds in respect thereof.  Each Draft tendered by the Borrower for acceptance by a Lender shall be in that Lender's standard form of Draft.  Subject to Sections 2.4, 2.5, 2A.4 and 2A.5, each Bankers' Acceptance shall be in an amount of Cdn.$100,000 or integral multiples thereof.  Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances accepted and purchased by it.

(c)

Borrower's Right to Market Bankers' Acceptances.  The Borrower shall have the option to market Banker's Acceptances independently.  In doing so, the Borrower shall, in its Notice of Drawdown or Notice of Rollover/Conversion, as applicable, notify the Agent of the information required for Advances of Bankers' Acceptances hereunder and, on the proposed date of any such Advance, the Borrower shall notify the Agent verbally, or in writing if the Agent requests written notification, of the identity of the purchasers of such Bankers' Acceptances and the settlement instructions in connection therewith.  The right of the Borrower to market its own Bankers' Acceptances is in addition to and not in substitution of the obligation of the Lenders to purchase Banker's Acceptances if and when requested by the Borrower pursuant to Section 4.1(a).

4.2

Terms of Acceptance by Lenders

The Borrower shall provide for payment to the Agent, for and on behalf of the accepting Lenders, of the face amount of each Bankers' Acceptance at its maturity, either at the option of the Borrower by payment of the full face amount thereof or through utilization of an Accommodation in accordance with this Agreement, or through a combination thereof and in so doing the Borrower shall comply with the notice requirements of Sections 2.5 or 2.5A, as applicable, and 5.4(a) and this Article 4.  The Borrower hereby waives presentment for payment of Bankers' Acceptances by the Lenders and any defence to payment of amounts due to a Lender in respect of a Bankers' Acceptance which might exist by reason of such Bankers' Acceptance being held at maturity by the Lender which accepted it and agrees not to claim from such Lender any days of grace for the payment at maturity of Bankers' Acceptances.  The Borrower shall have no right to prepay any Bankers' Acceptance prior to its maturity.

4.3

General Mechanics

(a)

By 10:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date involving an issuance of Bankers' Acceptances, the Borrower shall be deemed to have authorized each Revolving Credit Facility Lender or Second-Lien Credit Facility Lender, as applicable, other than any such Lender that is a Non-BA Lender, to sign on behalf of the Borrower (if the power of attorney referred to in Section 4.4(a) remains in force with respect to such Lender), complete and accept, drafts drawn by the Borrower on such Lender in a principal amount at maturity equal to such Lender's proportionate share (in accordance with and as adjusted pursuant to Sections 4.1(a) and 4.3(b)) of the aggregate amount of the Bankers' Acceptances specified by the Borrower in the relevant Notice of Drawdown or Notice of Rollover/Conversion, as notified to the Lenders by the Agent.

(b)

Upon receipt by the Agent of a Notice of Drawdown or Notice of Rollover/Conversion from the Borrower requesting an issuance of Bankers' Acceptances, the Agent shall promptly notify the Revolving Credit Facility Lenders or Second-Lien Credit Facility Lenders, as applicable, thereof and advise each such Lender of the aggregate face amount of Bankers' Acceptances to be accepted by such Lender, and the date of issue, the term, the Discount Proceeds and Stamping Fee in respect of the Bankers' Acceptances to be accepted by such Lender.  The allocation among the Lenders of the face amounts of Bankers' Acceptances to be accepted by each Lender shall be determined by the Agent based on such Lender's proportionate share in accordance with Section 4.1(a); provided that, when such allocation cannot be evenly made, such allocation shall be rounded by the Agent in its discretion in accordance with its normal money market practices.

(c)

On each Drawdown Date, Rollover Date or Conversion Date involving an issuance of Bankers' Acceptances, each Revolving Credit Facility Lender or Second-Lien Credit Facility Lender, as applicable, other than any such Lender that is a Non-BA Lender, shall complete and accept, in accordance with the Notice of Drawdown or Notice of Rollover/Conversion delivered by the Borrower and advised by the Agent in connection with such issue, its proportionate share (in accordance with and as adjusted pursuant to Sections 4.1(a) and 4.3(b)) of the Bankers' Acceptances to be issued on such date and shall purchase such Bankers' Acceptances for its own account at a purchase price which reflects the Discount Rate applicable to such issue.

(d)

On each Drawdown Date involving the issuance of Bankers' Acceptances, each Revolving Credit Facility Lender or Second-Lien Credit Facility Lender, as applicable, other than any such Lender that is a Non-BA Lender, shall, for same day value on the Drawdown Date, remit the Discount Proceeds payable by such Lender (net of the Stamping Fee payable to such Lender pursuant to Section 3.1(d)) to the Agent for the account of the Borrower; and the Agent shall credit such funds to the Designated Account for same day value on such date.

(e)

In respect of any Rollover of Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to a Revolving Credit Facility Lender or Second-Lien Credit Facility Lender, as applicable, for the face amount of maturing Bankers' Acceptances accepted by such Lender, such Lender shall receive and retain for its own account the Discount Proceeds of new Bankers' Acceptances issued on such Rollover, and the Borrower shall on the maturity date of the Bankers' Acceptances being rolled over pay to the Agent for the account of such Lender an amount equal to the difference between the face amount of the maturing Bankers' Acceptances and the Discount Proceeds from the new Bankers' Acceptances, together with the Stamping Fee payable to such Lender pursuant to Section 3.1(d).

(f)

In respect of any Conversion into Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to the Revolving Credit Facility Lenders or the Second-Lien Credit Facility Lenders, as applicable, for the amount of the converted Advance, each such Lender, other than any such Lender that is a Non-BA Lender, shall receive and retain for its own account the Discount Proceeds of the Bankers' Acceptances issued upon such Conversion, and the Borrower shall on the Conversion Date pay to the Agent for the account of such Lenders an amount equal to the difference between the principal amount of the converted Advance and the aggregate Discount Proceeds from the Bankers' Acceptances issued on such Conversion, together with the Stamping Fee payable to such Lenders pursuant to Section 3.1(d).

4.4

Power of Attorney - Bankers' Acceptances and Discount Notes

The following shall apply to Bankers' Acceptance and Discount Note forms:

(a)

The Borrower hereby appoints each Lender, acting by its duly authorized employee in that regard (the "Attorney") for the time being at that Lender's main branch in Toronto, Ontario or Montreal, Quebec (the "Branch of Account"), the attorney of the Borrower:

(i)

to sign, for and on behalf of and in the name of the Borrower as drawer, bankers' acceptance drafts in that Lender's standard form ("Drafts") drawn on that Lender payable to a "clearing house" as defined in the Depository Bills and Notes Act, S.C. 1998. c. 13;

(ii)

to sign, for and on behalf of the Borrower as issuer, blank Discount Notes; and

(iii)

to fill in the amount, date and maturity date of such Drafts and Discount Notes;

provided that such acts in each case are to be undertaken by the Lender in accordance with instructions given to the Agent by the Borrower provided pursuant to this Agreement.

(b)

Instructions to a Lender relating to the execution, completion and/or discount by that Lender on behalf of the Borrower of Drafts which the Borrower wishes to submit to that Lender for acceptance by that Lender, and relating to the execution and completion of Discount Notes required by Non-BA Lenders, shall be communicated by the Borrower through the Agent to that Lender in writing to the Attorney at the Branch of Account following delivery by the Borrower of a Notice of Drawdown or a Notice of Rollover/Conversion by way of Bankers' Acceptances or BA Equivalent Loans, as the case may be, pursuant to Article 2 of this Agreement and shall specify the following information:

(i)

reference to this power of attorney;

(ii)

a Canadian Dollar amount, which shall be the aggregate face amount of the Drafts to be accepted by that Lender or of the Discount Notes in respect of a particular Accommodation;

(iii)

a specified period of time as provided in this Agreement which shall be the number of days after the date of such Drafts or Discount Notes that such Drafts or Discount Notes are to be payable, and the date of issue and maturity of such Drafts or Discount Notes; and

(iv)

payment instructions specifying the account number of the Borrower and the financial institution at which the proceeds from the sale of such Drafts are to be credited.

(c)

The communication in writing by the Borrower to a Lender of the instructions referred to above shall constitute (i) the authorization and instruction of the Borrower to that Lender to complete and execute Drafts or Discount Notes required by Non-BA Lenders in accordance with such information as set out above and (ii) the request of the Borrower to that Lender to accept such Drafts or take such Discount Notes and deposit the same with the clearing house and provide for payment of the net proceeds thereof, as set out in the instructions.  The Borrower acknowledges that no Lender shall be obligated to accept any such Drafts or take such Discount Notes except in accordance with the provisions of this Agreement.  Each Lender shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to that Lender as provided herein if that Lender reasonably believes them to be genuine.

(d)

The Borrower agrees to indemnify each Lender and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the gross negligence, wilful misconduct or fraud of a Lender or any of its directors, officers, employees, affiliates or agents or for that Lender or any of its directors, officers, employees, affiliates or agents failing to use the same standard of care in the custody of such Drafts or Discount Notes issued pursuant to Section 4.5 as that Lender uses in the custody of its own property of a similar nature.  Further, the Lenders will not be liable for any damage, loss or improper use of any Draft or Discount Note issued pursuant to Section 4.5 endorsed in blank except for any loss arising by reason of a Lender failing to use the same standard of care in the custody of such Drafts or such Discount Notes as each such Lender uses in the custody of its own property of a similar nature.

4.5

BA Equivalent Loans

Notwithstanding the other provisions of this Article 4, a Non-BA Lender shall, in lieu of accepting and, if applicable, purchasing Bankers' Acceptances, make a BA Equivalent Loan.  The amount of each BA Equivalent Loan shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances to such Non-BA Lender which such Lender would otherwise be required to accept and, if applicable, purchase as part of such a Bankers' Acceptance issue.  To determine the amount of such Discount Proceeds, the hypothetical sale shall be deemed to take place at the Discount Rate and using the applicable term of such Bankers' Acceptance issue.  Any BA Equivalent Loan shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be, and shall remain outstanding for the term of the relevant Drawdown of, Conversion into or Rollover of Bankers' Acceptances issued concurrently therewith.  Concurrently with the making of a BA Equivalent Loan, a Non-BA Lender shall be entitled to deduct therefrom an amount equal to the Stamping Fee which such Lender would otherwise be entitled to receive pursuant to Section 3.1(d) as part of such issuance of Bankers' Acceptances if such Lender was accepting Bankers' Acceptances, based on the amount payable on the maturity date of such BA Equivalent Loan.  Upon the maturity date for such Bankers' Acceptances, the Borrower shall pay to each Non-BA Lender in satisfaction of the BA Equivalent Loan and interest accrued thereon, an amount equal to the face amount of the Bankers' Acceptance which, but for this Section 4.5, such Non-BA Lender would have been required to accept.  Interest shall accrue on an Advance under a BA Equivalent Loan at a rate per annum equal to the Discount Rate for the term of the BA Equivalent Loan.  All references in this Agreement to "Loans" and "Bankers' Acceptances" shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Loans made or to be made by a Non-BA Lender as part of a Drawdown of, Conversion into or Rollover of Bankers' Acceptances.  If required by a Non-BA Lender, each such Loan shall be evidenced by a Discount Note executed by the Borrower made in favour of the relevant Non-BA Lender.

ARTICLE 5
TERM, MATURITY AND REPAYMENTS

5.1

Term and Maturity

(a)

Revolving Credit Facility:  Subject to the terms hereof, the Revolving Credit Facility shall revolve in respect of each Revolving Credit Facility Lender, and may be borrowed, repaid and re-borrowed up to such Revolving Credit Facility Lender's Individual Commitment Amount for a period from the Effective Time to such Revolving Credit Facility Lender's Term Conversion Date (subject to earlier repayment by reason of acceleration, required or voluntary repayments or cancellations).  Following the Term Conversion Date of a Revolving Credit Facility Lender, the undrawn portion of such Lender's Revolving Credit Facility Individual Commitment Amount shall be cancelled and the Revolving Credit Facility shall become non-revolving in respect of such Revolving Credit Facility Lender, provided that the Borrower may continue to effect Rollovers and Conversions in respect of such Revolving Credit Facility Lender's Individual Commitment Amount.  On the Revolving Credit Facility Maturity Date of a Revolving Credit Facility Lender, all of the remaining Revolving Credit Facility Obligations due and owing to such Revolving Credit Facility Lender, including principal, interest and other amounts owing to such Revolving Credit Facility Lender, shall become due and shall payable and be paid in their entirety.

(b)

Second-Lien Credit Facility:  The Second-Lien Credit Facility shall be available to the Borrower as a division of the Existing Credit Facility at the Effective Time, shall be non-revolving and any amount of the Second-Lien Credit Facility repaid prior to the Second-Lien Credit Facility Maturity Date shall permanently reduce the amount of the Second-Lien Credit Facility.  On the Second-Lien Credit Facility Maturity Date all Second-Lien Credit Facility Obligations due and owing to the Second-Lien Credit Facility Lenders, including principal, interest and other amounts owing to the Second-Lien Credit Facility Lenders, shall become due and shall be payable and be paid in their entirety.

5.2

Extension of Term Conversion Date

The Borrower may request extensions of the Term Conversion Date of each Revolving Lender, for a period not to exceed 364 days, by giving notice to the Revolving Lenders not more than ninety (90) days and not less than sixty (60) days before the then current Term Conversion Date of the Revolving Lenders.  Each Revolving Lender may grant an extension of its Term Conversion Date in respect of its Revolving Credit Facility Individual Commitment Amount in its sole discretion. Each Revolving Lender shall communicate to the Agent its response to a request by the Borrower for an extension of its Term Conversion Date within thirty (30) days of receiving such request. If a Majority of the Revolving Lenders has not responded favourably to the request for such extension, within thirty (30) days of receiving such request, the request is deemed to be declined.  On or before that date which is three (3) Business Days after the expiry of the aforesaid thirty (30) day period, the Agent shall notify the Borrower in writing as to the response of each Revolving Lender.

5.3

Refusal of a Revolving Lender to Extend its Term Conversion Date

(a)

If a Majority of Revolving Lenders approve a requested extension of their Term Conversion Dates, the Term Conversion Dates of those Revolving Lenders approving the extension shall be extended.  The Borrower, with respect of the Revolving Credit Facility Individual Commitment Amounts of those Revolving Lenders not approving the extension of the Term Conversion Date, shall be entitled to:

(i)

replace such Revolving Lenders and their Revolving Credit Facility Individual Commitment Amounts in accordance with Article 15;

(ii)

repay the Revolving Credit Facility Obligations owing to such Revolving Lenders, in which case the Revolving Credit Facility Commitment Amount shall be reduced by the aggregate of the Revolving Credit Facility Individual Commitment Amounts of those Revolving Lenders; or

(iii)

convert that part of the Revolving Credit Facility Obligations owing to such Revolving Lenders to a non-revolving one (1) year term loan payable in accordance with Section 5.1 applied to them as if their Term Conversion Dates had not been extended.

If the Borrower has not, pursuant to Section 5.3(a) and on or before the Term Conversion Date of any Revolving Lender, repaid or replaced the Revolving Credit Facility Individual Commitment Amount of a Revolving Lender who has not approved the extension of its Term Conversion Date pursuant to Subsections 5.3(a)(i) or (ii), it shall be deemed to have elected the conversion provided for in Subsection 5.3(a)(iii).

(b)

After giving effect to Section 5.3(a):

(i)

only that part of the Revolving Credit Facility which relates to the Revolving Lenders who approved the extension of their Term Conversion Dates shall revolve;

(ii)

future Advances and repayments of principal (subject to the last sentence of Section 5.1(a)) shall be allocated among those Revolving Lenders which approved the extension of their Term Conversion Dates, proportionately based upon their Revolving Credit Facility Individual Commitment Amounts;

(iii)

determinations of whether a Majority of the Revolving Lenders approves any further requested extension of their Term Conversion Date shall be made without regard to the Revolving Credit Facility Individual Commitment Amounts of Revolving Credit Facility Lenders who previously did not approve an extension of their Term Conversion Dates; and

(iv)

all other determinations made by the Revolving Credit Facility Lenders requiring approval by a Majority of the Revolving Credit Facility Lenders shall be calculated on the basis of:

(A)

the Revolving Credit Facility Individual Commitment Amounts of those Revolving Credit Facility Lenders who agreed to extend their Term Conversion Dates; and

(B)

the Equivalent Amount in Canadian Dollars of the outstanding Principal Amount owed to those Revolving Credit Facility Lenders who have refused to extend their Term Conversion Dates.

5.4

Principal Prepayments

(a)

In anticipation of any repayment or prepayment of any Advance under either of the Credit Facilities, other than in relation to a Rollover or Conversion or any of the same effected by the Lenders or the Agent as provided hereunder, the Borrower shall deliver to the Agent a Notice of Repayment with the same prior notice that would apply if the Borrower was obtaining a Drawdown of the same type of Accommodation under the Revolving Credit Facility.

(b)

Subject to Section 5.4(d):

(i)

if at any time the aggregate amount of the Revolving Credit Facility Advances outstanding exceeds the lesser of the (A) Revolving Credit Facility Authorized Amount and (B) the Borrowing Base Limit less the Operating Commitment (such excess being a "Revolving Credit Facility Excess"), whether as a result of a Borrowing Base Shortfall, fluctuations in the Exchange Rate (excepting however any Revolving Credit Facility Excess resulting only from exchange rate fluctuations which is less than three (3%) per cent of the aggregate amount of the Revolving Credit Facility Advances outstanding) or any other circumstances, then the Borrower shall, subject to Section 5.4(c) and Section 5.4(e), at any and all such times and promptly after receipt of notice from the Agent, pay the Agent on behalf of the Revolving Credit Facility Lenders all sums necessary to eliminate the Revolving Credit Facility Excess by repaying Prime Rate Loans and U.S. Base Rate Loans and ensuring that Bankers' Acceptances mature or expire and are retired, and LIBOR Loans are repaid at the end of their LIBOR Period, in sufficient amounts at the appropriate times; and

(ii)

if at any time the aggregate amount of the Second-Lien Credit Facility Advances outstanding exceeds the Second-Lien Credit Facility Authorized Amount (such excess being a " Second-Lien Credit Facility Excess"), whether as a result of fluctuations in the Exchange Rate (excepting however any Second-Lien Credit Facility Excess resulting only from exchange rate fluctuations which is less than three (3%) per cent of the aggregate amount of the Second-Lien Credit Facility Advances outstanding) or any other circumstances, then the Borrower shall, subject to Section 5.4(c), at any and all such times and promptly after receipt of notice from the Agent, pay the Agent on behalf of the Second-Lien Credit Facility Lenders all sums necessary to eliminate the Second-Lien Credit Facility Excess by repaying Prime Rate Loans and U.S. Base Rate Loans and ensuring that Bankers' Acceptances mature or expire and are retired, and LIBOR Loans are repaid at the end of their LIBOR Period, in sufficient amounts at the appropriate times.

(c)

Notwithstanding Section 5.4(b), if there are insufficient Prime Rate Loans or U.S. Base Rate Loans outstanding under the Revolving Credit Facility or under the Second-Lien Credit Facility, as applicable, at the time a repayment is required under Section 5.4(b) against which to apply such repayment, and it is therefore necessary to repay Bankers' Acceptances or LIBOR Loans, the Borrower shall, to the extent of the Excess, deposit funds in an interest bearing deposit account at the Branch subject to such withdrawal restrictions as are reasonably required by the Agent.  Such deposit shall (to the extent of the funds deposited) satisfy the Borrower's obligation to repay pursuant to Section 5.4(b) (provided that interest shall continue to accrue on LIBOR Loans).  The funds deposited and interest earned thereon, to the extent required to eliminate the Excess, shall be remitted by the Agent to the Revolving Credit Facility Lenders or the Second-Lien Credit Facility Lenders, as applicable, when outstanding Bankers' Acceptances mature or the LIBOR Period of the LIBOR Loans ends, so as to repay the Excess as required by Section 5.4(b) and any surplus of such funds in excess of the required Principal Repayments, provided there exists no subsisting Event of Default, shall be returned to the Borrower.  The Lenders are hereby irrevocably authorized to make all such Principal Repayments as soon as possible without terminating Bankers' Acceptances or LIBOR Loans prior to their maturity.

(d)

If there exists no subsisting Event of Default and if as a result of the redetermination of the Borrowing Base Limit, there exists a Borrowing Base Shortfall, the Borrower shall have sixty (60) days after receipt by it of the Borrowing Base Certificate setting forth the new Borrowing Base Limit within which to eliminate the Borrowing Base Shortfall.

(e)

At any time a Borrowing Base Shortfall exists, the Borrower shall:

(i)

not request Revolving Credit Facility Advances (subject to paragraph (v) below), except for the Rollover or Conversion of a then maturing Advance, provided the maturity date of such maturing Advances following their Rollover or Conversion, as the case may be, does not exceed 30 days;

(ii)

not incur or permit any Guarantor to incur any indebtedness or obligations which would thereafter create a Security Interest of the kind or nature referred to in paragraph (s) of the definition of "Permitted Encumbrances" contained in Section 1.1;

(iii)

not dispose or permit the disposition of any Borrowing Base Properties unless:

(A)

such disposition is within the Semi-Annual Disposition Limit and the proceeds of such dispositions are applied in repayment of the Principal Amount and the Borrower's principal indebtedness under the Operating Credit Facility, pro rata, to the extent required to eliminate the Borrowing Base Shortfall or, if such proceeds are insufficient to do so, they are so applied in their entirety to such purposes, pro rata; or

(B)

the Agent has consented in writing to such disposition of Borrowing Base Properties;

(iv)

not make any Permitted Trust Distributions or Permitted Commercial Trust Distributions, unless agreed to by the Agent in writing; and

(v)

not be entitled to obtain new Bankers' Acceptances having a maturity date of more than 30 days from the date of issuance, or new LIBOR Loans with LIBOR Periods in excess of 30 days.

5.5

Cancellation

The Borrower at any time prior to the latest Revolving Credit Facility Maturity Date of any Lender, on five (5) Business Days' notice, may cancel all or part of the undrawn portion of the Revolving Credit Facility Commitment Amount by irrevocable notice to the Agent ("Notice of Cancellation"), on a pro rata basis among all Revolving Credit Facility Lenders based upon their respective Revolving Credit Facility Individual Commitment Amounts and the Revolving Credit Facility Commitment Amount, and thereby permanently reduce any undrawn portion of the Revolving Credit Facility Commitment Amount.

5.6

Payments – General

(a)

Unless expressly provided otherwise under this Agreement, all payments of principal, interest, fees and other Obligations owing from time to time by the Borrower to the Agent and the Lenders under this Agreement shall be made in immediately available, freely transferable same day funds in the currency in which the related Advance is outstanding (or in Canadian Dollars if such payment does not relate to any Advance) by deposit or transfer to the appropriate Designated Account in the appropriate currency by no later than noon (Calgary time) on the relevant date for payment.  All payments received after noon (Calgary time) shall be deemed to be received on the next following Business Day.

(b)

Except as otherwise provided herein, all payments made by the Borrower under this Agreement, whether principal, interest, fees or other Obligations, shall be made to the Agent, and the Agent shall receive those payments for and on behalf of the Lenders for distribution to the Lenders in accordance with the terms of this Agreement.

(c)

The Borrower authorizes and directs the Agent (for so long as BNS is the Agent), in its discretion, to automatically debit, by mechanical, electronic or manual means, the appropriate Designated Account or any other of the Borrower's Accounts for all payments of principal, interest, fees and other Obligations owing from time to time hereunder (including, for greater certainty, all charges for the keeping of the Designated Account or any other of the Borrower's Accounts).

(d)

The Borrower shall make all payments required hereunder, whether by way of principal, interest, fees, expenses or otherwise, without regard to any defence, counterclaim or right of set off available to the Borrower.

(e)

Unless otherwise specifically provided for herein, if any payment required hereunder shall become due and payable on a day which is not a Business Day, such payment shall be made on the next following Business Day and any extension of time shall in such case be included in computing interest payable hereunder relating to such payment.

(f)

A repayment or prepayment of a LIBOR Loan may occur only on the last day of the relevant LIBOR Period for such LIBOR Loan (unless the Borrower pays LIBOR breakage costs to the Lenders in accordance with Section 6.5).

(g)

A repayment or prepayment of a Bankers' Acceptance may occur only on the maturity date for such Bankers' Acceptance.

5.7

Agent's Records

The Agent shall maintain records evidencing all Advances, all other amounts owing by the Borrower to the Lenders and the Agent hereunder, all cancellations effecting a permanent reduction of any undrawn portion of the Revolving Credit Facility Commitment Amount, all repayments of principal and all other payments in respect of the Obligations.  The Agent shall enter in such records details of all amounts from time to time owing, paid or repaid by the Borrower hereunder.  The information entered in such records shall, in the absence of manifest error, constitute prima facie non-exclusive evidence of the financial obligations of the Borrower to the Lenders hereunder.

ARTICLE 6
TAXES, INDEMNITIES AND INCREASED COSTS

6.1

Taxes

If any payment made by the Borrower to any Lender or the Agent hereunder becomes subject to any withholding or deduction with respect to Taxes, the Borrower shall (subject to Section 16.12) duly and punctually pay to such Lender or the Agent such additional amount as may be necessary to ensure that such Lender or the Agent receives an amount, after taking into account all applicable Taxes, equal to the amount which would have been received by such Lender or the Agent had such payment not been made subject to any withholding or deduction.  In any such circumstance, the Borrower shall also promptly remit to the Agent the relevant official receipts or other evidence satisfactory to the Lender and the Agent evidencing payment to the appropriate taxing authority of each such Tax by the Borrower on behalf of the Lender or the Agent.  If, following the payment of such Tax by the Borrower to the appropriate taxing authority, a Lender or the Agent is granted a credit against any Taxes payable by it or a refund of Taxes paid by it as a result of the payment of such Tax by the Borrower, such Lender or the Agent shall at the time of utilization by such Lender or the Agent of such credit or refund, credit the Borrower with the amount of such credit or refund; provided such Lender or the Agent, in its sole judgment, is satisfied that:

(a)

the retention by it of such credit or refund will not be prejudiced thereby; and

(b)

the net financial result to the Lender or the Agent of crediting the Borrower with the amount of such credit or refund is no less favourable to the Lender or the Agent than that which would have occurred under the provisions of this Agreement had there been no obligation on the Borrower to pay such Tax to the appropriate taxing authority.

In the event the Borrower is entitled to be credited with all or any portion of any such credit or refund utilized by a Lender or the Agent, such Lender or the Agent shall deliver to the Borrower a certificate prepared by it in good faith and signed by one of its officers setting forth the amount to be so credited to the Borrower and the method of calculation thereof and such certificate shall be prima facie evidence, in the absence of manifest error, of the amount to be so credited to the Borrower.

6.2

Change of Residency of the Borrower

If any payment made to any Lender or the Agent becomes subject to any Tax from any taxation authority having jurisdiction over such payment as a consequence of the change of residency of the Borrower to a jurisdiction other than Canada, such Lender or the Agent shall be entitled to all the rights and benefits and be subject to all the obligations arising under Section 6.1.

6.3

Increased Costs Due to Changes in Law

(a)

If, with respect to Advances made after the Effective Time under either Credit Facility, due to either:

(i)

the introduction of, or any change in, or in the interpretation of any Applicable Laws after the date of this Agreement resulting in the imposition or increase of reserve, deposit, capital adequacy or similar requirements in respect of such Advance by any court, central bank or other Governmental Authority charged with the administration thereof; or

(ii)

the compliance with any guideline or request from any central bank or other Governmental Authority made after the date of this Agreement which a Lender, acting reasonably, determines that it is required to comply with;

there shall be in the opinion of a Lender, acting reasonably, any increase in the direct cost to that Lender of agreeing to make or making, funding or maintaining such Credit Facility or such Advance, or any reduction in the effective return to that Lender hereunder (excluding, however, any such increase in the direct costs of making Prime Rate Loans or U.S. Base Rate Loans available to the Borrower and any reduction in the effective return to a Lender in respect of Prime Rate Loans or U.S. Base Rate Loans), then, subject to Section 6.3(c), any such Lender shall, following its determination that such increase in its direct costs or reduction in the effective return to it exists, give the Borrower prompt notice of such circumstance and the Borrower shall, within ten (10) Business Days after being notified by a Lender in the manner provided in Section 6.3(b), pay to such Lender, quarterly in arrears, that amount which such Lender, acting reasonably, determines shall compensate such Lender, after taking into account all applicable Taxes, for any such increased costs or reduced returns incurred or suffered by such Lender (the "Additional Compensation"), but any Lender claiming Additional Compensation from the Borrower shall apply its usual policies and procedures in the determination of whether Additional Compensation is payable and, if so, the quantum thereof.  The Borrower shall not be obligated to pay any portion of such Additional Compensation accruing under this Section 6.3 in respect of the Credit Facilities or any Advance (whether made or continued hereunder) for any period prior to the date that is three (3) months prior to the date on which such Lender gives notice to the Borrower that such Additional Compensation is accruing in respect of the Credit Facilities or such Advance.

(b)

As soon as practicable after a Lender has determined that it is entitled to Additional Compensation pursuant to Section 6.3(a) in respect of either of the Credit Facilities or an Advance (whether made or continued hereunder), such Lender shall notify the Borrower and the Agent and, concurrently with such notification, deliver to the Borrower and the Agent its certificate setting forth the calculation of, and the basis for, such Additional Compensation, which certificate shall be prima facie evidence of the matters stated therein absent manifest error.

(c)

Each Lender shall use best efforts, without any obligation on the part of such Lender to incur any costs or expenses other than de minimis costs or expenses in furtherance thereof (all of which costs or expenses shall be for the account of the Borrower, subject to the approval of the Borrower with respect to the incurrence of such costs or expenses), to minimize the liability of the Borrower pursuant to this Section 6.3.

6.4

Illegality

(a)

Notwithstanding anything to the contrary herein contained, if the introduction of or any change in, or in the interpretation of, any Applicable Law shall make it unlawful for any one of the Lenders to make available, fund or maintain all or any part of its Individual Commitment Amount, if such change relates to Advances made after the Effective Time or to fund Advances by way of a particular Accommodation under the terms of this Agreement, or to give effect to its obligations to the Borrower under the terms of this Agreement, the Borrower shall have the rights set out in Article 15 and such Lender may, subject to Section 6.4(b), by written notice thereof to the Borrower and the Agent, declare that such Lender's obligations to the Borrower, to the extent of such illegality, shall be terminated forthwith, whereupon the Borrower shall either prepay to such Lender the Principal Amount attributable to such Lender required to remedy such illegality, together with all interest accrued thereon, and any expenses resulting from the termination of any LIBOR Loan prior to the end of the LIBOR Period as a result thereof, or convert such Accommodation into another Accommodation as permitted hereunder, at such time as is required by such Applicable Law.

(b)

At the request of the Borrower to the Agent and at the expense of the Borrower (except where the illegality specifically arises through the particular action or inaction of a Lender, then at the expense of such Lender), each Lender referred to in Section 6.4(a) shall use commercially reasonable efforts to bring the funding or maintenance of its Individual Commitment Amount, or any portion thereof, or the performance of its obligations to the Borrower as contemplated by this Agreement in compliance with any Applicable Law referred to in Section 6.4(a).

6.5

General Indemnity

The Borrower hereby indemnifies, and agrees to defend and save harmless each of the Lenders and the Agent and their respective Affiliates, officers, directors, employees, agents and attorneys (in this Section, each an "Indemnified Party") from all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including without limitation, all reasonable legal fees and disbursements on a solicitor and its own client basis) (subject to their obligations under Applicable Law to mitigate) any of them may sustain or incur as a result of or in connection with the Credit Facilities or the Loan Documents, including as a result of or in connection with:

(a)

any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers' Acceptance, or LIBOR Loan, or to fund or maintain any Advance as a result of the Borrower's failure to complete a Drawdown or to make any payment, prepayment or repayment on the date required hereunder or specified by it in any notice given hereunder;

(b)

subject to permitted or deemed Rollovers and Conversions, the Borrower's failure to provide for the payment to the Agent for the account of the Lenders the full principal amount of each Bankers' Acceptance on its maturity date;

(c)

the Borrower's failure to pay any other amount, including interest, fees or expenses, due hereunder on its due date after the expiration of any applicable grace periods (subject, however, to the interest obligations of the Borrower hereunder for overdue amounts);

(d)

the Borrower's repayment or prepayment of a LIBOR Loan otherwise than on the last day of its LIBOR Period;

(e)

the prepayment of any outstanding Bankers' Acceptance before the maturity date of such Bankers' Acceptance;

(f)

the Borrower's failure to give any notice required to be given by it to the Agent or the Lenders hereunder;

(g)

any inaccuracy of the representations and warranties of the Borrower contained in Article 10 or any other representation, warranty or statement of the Borrower or any Guarantor contained in any Loan Documents;

(h)

any failure of the Borrower to observe or fulfill its covenants hereunder; or

(i)

any default by the Borrower or any Guarantor under any of the Loan Documents;

save and except to the extent attributable to gross negligence or wilful misconduct of the Indemnified Party.

6.6

Environmental Indemnity

The Borrower hereby indemnifies and agrees to defend and hold harmless the Lenders and the Agent and their respective Affiliates, officers, directors, employees, agents and attorneys (in this Section, each an "Environmental Indemnified Party") forthwith on demand by the Agent from and against any and all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including, without limitation, all reasonable legal fees and disbursements on a solicitor and his own client basis) of any nature whatsoever, suffered or incurred by the Environmental Indemnified Parties or any of them in connection with the Credit Facilities with respect to any claims relating to any property of the Borrower or any of its or any of the Guarantors arising under any Environmental Laws as a result of the past, present or future operations of the Borrower or of any Guarantor (or any predecessor in interest to the Borrower or of any Guarantor) or the past, present or future condition of any part of any property owned, operated or leased by the Borrower or by any Guarantor (or any such predecessor in interest). Notwithstanding the foregoing, provided there exists no subsisting Event of Default:

(a)

the relevant Lender or the Agent, as the case may be, shall give notice to the Borrower of its claim for indemnity including the particulars of such claim before enforcing its right to indemnification;

(b)

the Environmental Indemnified Parties will not settle any claim in respect of which they seek indemnity from the Borrower pursuant to this Section 6.6 without the Borrower's consent, such consent not to be unreasonably withheld; and

(c)

the Environmental Indemnified Parties shall permit the Borrower to defend any such claim on condition that the Borrower has no conflict of interest with the Environmental Indemnified Parties in so doing, the Environmental Indemnified Parties are not prejudiced by the Borrower's defence of the claim and the Borrower keeps the Environmental Indemnified Parties fully apprised of the status of any proceedings relating to such claim.

ARTICLE 7
BORROWING BASE LIMIT

7.1

Annual Determination of Borrowing Base Limit

Within 30 days following delivery of the Independent Engineering Report required by Section 11.1(n)(i) and of all such other information (including, without limitation, all annual statements required to be provided by the Borrower to the Agent pursuant to the terms of this Agreement and the most recent operating statements and production reports referred to in Section 11.1(o)(iii)) as the Agent reasonably requires in order to evaluate the Engineering Report and the Enterra Reserves which are the subject matter of those Engineering Reports, the Agent shall make a preliminary determination of the aggregate limit on Advances under the Revolving Credit Facility and under the Operating Credit Facility based on the Agent's evaluation of the Borrowing Base Properties in accordance with the Agent's standard petroleum and natural gas production loan financing parameters then in effect (the "Borrowing Base Limit").  The Agent shall consult with the Lenders regarding the preliminary determination of the Borrowing Base Limit (and advise the Borrower thereof) and shall seek approval of a new Borrowing Base Limit by a Majority of the Revolving Credit Facility Lenders.  The determination of the new Borrowing Base Limit shall be made by the Revolving Credit Facility Lenders based on each Revolving Credit Facility Lender's assessment of the Borrowing Base Limit determined in its absolute discretion but in accordance with its customary practices for comparable oil and gas production loans, taking into consideration such factors as each Revolving Credit Facility Lender determines relevant, including the estimated future net revenue, after Taxes (excluding income taxes), from the Borrowing Base Properties (after taking into account Risk Management Transactions and any royalties, other burdens or other Permitted Encumbrances applicable to the Borrowing Base Properties), each Revolving Credit Facility Lender using its then current projection of Hydrocarbon prices, direct operating and capital costs and other assumptions affecting such estimated future net reserve.  Each Revolving Credit Facility Lender, within 30 days of being provided with the Agent's preliminary determination of the Borrowing Base Limit and the Engineering Report, shall advise the Agent as to whether it agrees with the Agent's preliminary determination of the Borrowing Base Limit or whether it proposes a different Borrowing Base Limit and, if so, the amount of the Borrowing Base Limit it proposes.  The Borrowing Base Limit shall be agreed upon by the Majority of the Revolving Credit Facility Lenders within 60 days following the delivery to the Agent of the Engineering Report and the other information referred to in this Section 7.1.  The Borrowing Base Limit, as redetermined in accordance with the foregoing provisions of this Section 7.1, shall apply until the next determination or the next adjustment of the Borrowing Base Limit pursuant to this Article 7.  Upon the determination of the Borrowing Base Limit by the Majority of the Revolving Credit Facility Lenders, the Agent shall provide the Borrower with a Borrowing Base Certificate setting forth the amount of the Borrowing Base Limit as so determined and as and from the date of delivery of such Borrowing Base Certificate by the Agent to the Borrower the Borrowing Base Limit shall be the amount set forth in that Borrowing Base Certificate.

7.2

Borrowing Base Limit

The Borrower and the Revolving Credit Facility Lenders agree:

(a)

as of the Effective Time, the Borrowing Base Limit shall be Cdn. $160,000,000; and

(b)

the Borrowing Base Limit referred to in Section 7.2(a) shall be subject to adjustment and redetermination as provided for in this Article 7.

7.3

Sale of Borrowing Base Properties to Third Parties

If there exists no subsisting Event of Default, the Borrower and the Guarantors may at any time and from time to time during the Term, sell or dispose of all or any parts of the Borrowing Base Properties to third Persons provided that:

(a)

such sales or dispositions are in accordance with sound industry practice; and

(b)

in the event that in any period of six (6) months since the most recent determination or redetermination of the Borrowing Base Limit pursuant to this Article 7, the aggregate gross proceeds from any such sales or dispositions of Borrowing Base Properties exceed the Semi-Annual Disposition Limit then in effect and unless a Majority of the Revolving Credit Facility Lenders shall otherwise specifically agree in writing:

(i)

the Borrower shall promptly provide the Agent with full particulars regarding all sales or dispositions during that period of one Year, including but not limited to executed copies of the applicable agreements whereby such Borrowing Base Properties have been agreed to be sold or disposed of and any other data, documents, information or material with respect thereto that the Agent may request, acting reasonably; and

(ii)

the current Borrowing Base Limit shall be adjusted by the Agent by reducing it to reflect the Lending Value Component of the Borrowing Base Properties sold or disposed of since the last determination or redetermination of the Borrowing Base Limit and, in such case, the Agent shall deliver a Borrowing Base Certificate to the Borrower which specifies the adjusted Borrowing Base Limit which shall come into force upon its delivery to the Borrower and shall continue in effect until the Borrowing Base Limit is redetermined in accordance with this Article 7;

provided, however, in the event of any redetermination of the Borrowing Base Limit pursuant to this Section 7.3(b), the Borrower shall be entitled to have included in the redetermination any Enterra Reserves and any Tangible Property related to or used in connection therewith acquired or discovered which were not included in the most recent Engineering Report and Section 7.4(a) shall apply to the inclusion of such acquired or discovered Enterra Reserves and any Tangible Property related to or used in connection therewith in the Borrowing Base Limit.

7.4

Adjustment of Borrowing Base Limit Upon Acquisition of Properties

In the event that the Borrower or any Guarantor acquires or discovers Proved Reserves which are not included in the most recent Engineering Report, the Borrower may request that the Revolving Credit Facility Lenders adjust the Borrowing Base Limit by taking into account such Proved Reserves and any Tangible Property related to or used in connection therewith.  The Parties agree that:

(a)

any such request by the Borrower shall be directed to the Agent, shall be in writing and shall include or be accompanied by:

(i)

all pertinent information relating to the newly acquired Proved Reserves and any Tangible Property related to or used in connection therewith including, without limitation, if applicable, the purchase price, the identity of the vendor and the closing date of the transaction; and

(ii)

an Independent Engineering Report in respect of the newly acquired, or an In-house Engineering Report in respect of newly discovered, Proved Reserves and any Tangible Property related to or used in connection therewith satisfactory to the Agent, acting reasonably; and

(b)

the increase, if any, to the Borrowing Base Limit resulting from the addition of any such newly acquired or discovered Proved Reserves and any Tangible Property related to or used in connection therewith shall be determined in accordance with the provisions of Section 7.1, mutatis mutandis; and

(c)

the Borrower shall be entitled to request adjustment of the Borrowing Base Limit, pursuant to this Section 7.4:

(i)

once in each fiscal Year of the Borrower without any cost to the Borrower; and

(ii)

an additional one (1) time in any fiscal Year of the Borrower provided that the Borrower shall pay to the Revolving Credit Facility Lenders the costs reasonably attributable (including the costs of the Revolving Credit Facility Lenders' in-house engineering staff) to the conduct of the review of the Borrowing Base Limit, and until such costs have been agreed to by the Borrower, the Revolving Credit Facility Lenders shall not be obliged to conduct any such review of the Borrowing Base Limit pursuant to this Section 7.4(c)(ii).

7.5

Mid-Year Redetermination of the Borrowing Base

The Majority of the Revolving Credit Facility Lenders shall have the right as of October 31st of each Year during the Term to redetermine the Borrowing Base Limit as of that date based on the most recent In-house Engineering Report delivered by the Borrower to the Agent pursuant to Section 11.1(n)(ii) to a level lower than that specified in Section 7.2.  In addition to the foregoing, the Majority of the Revolving Credit Facility Lenders shall have the right once in each fiscal Year of the Borrower (aside from the annual determination of the Borrowing Base Limit pursuant to Section 7.1 and adjustments of the Borrowing Base Limit pursuant to Sections 7.3 or 7.4) to redetermine the Borrowing Base Limit, based on the most recent In-house Engineering Report delivered by the Borrower to the Agent pursuant to Section 11.1(n)(ii).  Any redetermination of the Borrowing Base Limit pursuant to this Section 7.5 shall be done in accordance with provisions of Section 7.1 mutatis mutandis.

7.6

Borrowing Base Adjustments

In making a determination of the Borrowing Base Limit, the Revolving Credit Facility Lenders reserve the right to attribute no value or a reduced value to Enterra Reserves in respect of which:

(a)

there is an outstanding Purchase Money Mortgage;

(b)

the title of the Borrower or the Trust Subsidiaries is defective, excepting Minor Title Defects;

(c)

the title of the Borrower or the Trust Subsidiaries is the subject matter of subsisting legal proceedings alleging defects in such title which, if true, would constitute a defect in title other than Minor Title Defects; or

(d)

there exist outstanding Production Payments or Prepayments.

ARTICLE 8
CONDITIONS PRECEDENT

8.1

Conditions Precedent

This Agreement shall become effective upon the satisfaction by the Borrower or the waiver by the Lenders of each of the following conditions precedent (the time as at which such conditions precedent are satisfied or waived being the "Effective Time"):

(a)

as of the Effective Time, there exists no Default or Event of Default and the Agent has received a certificate of the Borrower certifying the same;

(b)

the representations and warranties contained in Article 10 are true and correct in all material respects as of the Effective Time and the Agent has received a certificate of the Borrower certifying the same;

(c)

the Agent has received, in sufficient numbers for distribution to each of the Lenders in form and substance satisfactory to the Agent and the Lenders, duly executed originals of the following:

(i)

this Agreement, including the Guarantors' Consent;

(ii)

an officer's certificate of the Borrower and each Guarantor attaching thereto, inter alia, (1) its certificate and articles of incorporation and by-laws, trust indenture, partnership agreement or other constating documents, as applicable, (2) a resolution of its board of directors, trustees or similar body relating to its authority to execute, deliver and perform its obligations under the Loan Documents to which it is a party and the manner in which and by whom the foregoing Loan Documents are to be executed and delivered, (3) specimen signatures of the individuals who will be executing the Loan Documents on its behalf, and (4) such other matters as required by the Agent, acting reasonably;

(iii)

an officer's certificate confirming the form of each Material Contract, to the extent not attached to the officer's certificate of the Borrower delivered pursuant to subsection 8.1(c)(ii);

(iv)

[intentionally deleted];

(v)

Certificates of Status issued under the laws of the Province of Alberta in respect of the Borrower, the Trustee and each of the Canadian Guarantors which are corporations;

(vi)

a letter of good standing issued by Alberta Finance in respect of the Trustee;

(vii)

Certificates of good standing or the equivalent thereto in respect of each of the US Guarantors which is a corporation or a limited liability company issued by the competent authority in the state under whose laws such US Guarantors were incorporated or organized;

(viii)

such other documents and documentation which the Agent may reasonably request;

(ix)

an opinion of Borrower's Counsel addressed to the Agent and each Lender with respect to the Borrower and each Canadian Guarantor, this Agreement and the Guarantors' Consent, in form and substance satisfactory to the Agent and the Lenders, acting reasonably;

(x)

an opinion from each firm comprising Borrower's US Counsel addressed to the Agent and each Lender with respect to each of the US Guarantors and the Guarantors' Consent in form and substance satisfactory to the Agent and the Lenders, acting reasonably; and

(xi)

an opinion of Gowling Lafleur Henderson LLP, counsel to the Agent and the Lenders, addressed to the Agent and each Lender, in form and substance satisfactory to the Agent and the Lenders, acting reasonably;

(d)

BNS shall have provided a written confirmation as of the Effective Time of the amounts of outstanding Advances under the Existing Credit Facility which shall be in the form of Prime Rate Loans and/or U.S. Base Rate Loans, which confirmation shall be acknowledged and agreed to by the Borrower;

(e)

arrangements satisfactory to the Agent have been made to cause the Security to be duly registered, recorded or filed in all places and jurisdictions where the Agent or its counsel deem appropriate so as to validly create, perfect, protect and preserve the Security Interests provided for by the Security and to provide the Credit Facility and such Security Interests with the priority contemplated by this Agreement; and

(f)

prior to or concurrently with the execution of this Agreement, the Borrower shall have paid all fees which are then due which have been agreed to be paid by it in connection herewith to the Agent and the Lenders.

8.2

Continuing Conditions Precedent

The obligation of each Lender to make any Accommodations available hereunder is subject to and conditional upon:

(a)

the satisfaction of the conditions set forth in Section 8.1;

(b)

that on each Drawdown Date, Conversion Date and Rollover Date there exists no Default or Event of Default;

(c)

that on each Drawdown Date, the representations and warranties contained in Section 10.1 are true and correct on each Drawdown Date with the same effect as if made as of that Drawdown Date; and

(d)

that the Borrower shall have delivered to the Agent a Notice of Borrowing or Notice of Rollover/Conversion in accordance with Sections 2.4, 2.5 or 2.5A or in a form otherwise acceptable to the Agent.

8.3

Waiver of a Condition Precedent

The terms and conditions of Sections 8.1 and 8.2 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent by or with the prior consent of all of the Lenders in whole or in part with or without terms or conditions, in respect of all or any portion of the Advances, without affecting the right of the Agent or the Lenders to assert such terms and conditions in whole or in part in respect of any other Advance.

ARTICLE 9
SECURITY

9.1

Security

As continuing collateral security for (A) the Obligations, (B) the Lender Risk Management Obligations, and (C) the Operating Obligations, the Borrower shall execute or cause each Guarantor to execute, as the case may be, and deliver to the Agent for and on behalf of (X) the Agent and the Lenders under this Agreement, (Y) the Swap Lenders in respect of Lender Risk Management Obligations, and (Z) BNS as lender under the Operating Credit Agreement, the following first ranking security which shall, subject only to Permitted Encumbrances which under applicable law rank in priority thereto, create first ranking Security Interests, all to be in form and substance satisfactory to the Agent:

(a)

in the case of the Borrower the following (the "Borrower Security"):

(i)

a debenture to be issued by the Borrower in the principal amount of Five Hundred Million (Cdn $500,000,000) Canadian Dollars, creating or constituting a floating charge and security interest over all assets, property and undertaking now owned or hereafter acquired by or on behalf of the Borrower; and

(ii)

a general assignment of book debts to be issued by the Borrower.

(b)

in the case of:

(i)

each Canadian Guarantor the following (the "Canadian Guarantor Security"):

(A)

an unlimited guarantee by each Canadian Guarantor;

(B)

general assignment of book debts of each Canadian Guarantor; and

(C)

a debenture issued by each Canadian Guarantor in the principal amount of Five Hundred Million (Cdn $500,000,000) Canadian Dollars, creating or constituting a floating charge and security interest over all assets, property and undertaking now owned or hereafter acquired by or on behalf of such Canadian Guarantor, securing the indebtedness, liabilities and obligations of such Canadian Guarantor under its guarantee;

provided that, in the case of the Trustee, its indebtedness, liabilities and obligations under the Guarantor Security to which the Trust is a party shall be limited in recourse to the property and assets of the Trust and shall specifically exclude any claim against the Trustee in its personal capacity and any claim against the Trustee's own property or against any Enterra Unitholder and in the case of the Commercial Trustees, their indebtedness, liabilities and obligations under the Guarantor Security to which the Commercial Trust is a party shall be limited in recourse to the property and assets of the Commercial Trust and shall specifically exclude any claim against the Commercial Trustees in their personal capacities and any claim against the Commercial Trustees' own property.

(ii)

Enterra US HoIdings, a share pledge agreement with respect to all of the issued and outstanding shares of Enterra US Acquisitions owned by it; and

(iii)

Enterra Acquisitions Partnership, a share pledge agreement with respect to all of the issued and outstanding shares of Enterra US Acquisitions owned by it.

(c)

in respect of the US Guarantors the following (the "US Guarantor Security"):

(i)

an unlimited guarantee granted by each US Guarantor;

(ii)

a stock power and certificate with respect to the capital stock of Enterra US Acquisitions owned by Enterra US HoIdings;

(iii)

a stock power and certificate with respect to the capital stock of Enterra US Acquisitions owned by Enterra Acquisitions Partnership;

(iv)

a stock power and certificate with respect to the capital stock of RMGI owned by Enterra US Acquisitions;

(v)

a stock power and certificate with respect to the capital stock of Enterra Acquisitions Corp owned by Enterra US Acquisitions;

(vi)

a stock power and certificate with respect to the membership interests of RMG LLC owned by RMGI;

(vii)

a stock power and certificate with respect to the capital stock of Altex owned by Enterra Acquisitions Corp;

(viii)

a mortgage, fixture filing, assignment of as-extracted collateral, security agreement and financing statement from Enterra Acquisitions Corp, as mortgagor, to the Agent, for filing in various Oklahoma counties;

(ix)

a mortgage, fixture filing, assignment of as-extracted collateral, security agreement and financing statement from Altex, as mortgagor, to the Agent, for filing in various Oklahoma counties (Oil and Gas Properties);

(x)

a mortgage, fixture filing, assignment of as-extracted collateral, security agreement and financing statement from Altex, as mortgagor, to the Agent, for filing in various Oklahoma counties (non-Oil and Gas Properties);

(xi)

a collateral assignment of liens and security interests and amendment of mortgage granted by Enterra Acquisitions Corp. to the Agent;

(xii)

a collateral assignment of liens and security interests and amendment of mortgage granted by Altex to the Agent (oil & gas);

(xiii)

a collateral assignment of liens and security interests and amendment of mortgage granted by Altex to the Agent  (non-oil & gas); and

(xiv)

a collateral agreement granted by the US Guarantors to the Agent; and

(d)

an amended and restated credit agreement, global subordination and collateral assignment among Enterra US Acquisitions, as subordinated debtor, the Borrower, as subordinated lender, BNS, as administrative agent, and certain guarantors thereto dated November 21, 2006 (the "Fortress Indebtedness Amending Agreement and Assignment").

9.2

Security to be Provided by Guarantor

In the event that the Trust directly or indirectly acquires a Subsidiary which owns any material Proved Reserves or any other material assets, the Borrower shall forthwith provide the Agent with written notice thereof including all pertinent details and shall cause such Trust Subsidiary to grant to the Agent for and on behalf of (A) the Agent and the Lenders under this Agreement, (B) the Swap Lenders under the Lender Risk Management Agreements, and (C) BNS, as lender under the Operating Credit Agreement, as continuing collateral security for (X) the Obligations, (Y) the Lender Risk Management Obligations, and (Z) the Operating Obligations:

(a)

in the case of a newly acquired Canadian Subsidiary, a guarantee, debenture and general assignment of book debts; and

(b)

in the case of a newly acquired U.S. Subsidiary, a guarantee, a fixed mortgage and lien over its Hydrocarbon Properties comprising a part of the Enterra Reserves, a supplement to the collateral agreement referred to in Section 9.1(c)(xiv) by which the newly acquired U.S. Subsidiary joins and becomes party to that collateral agreement, in form and substance satisfactory to the Agent, acting reasonably, which guarantee and security shall be deemed to form part of the Guarantee Security, shall create Security Interests ranking first in priority against the undertaking, property and assets of the Guarantors, subject only to any Permitted Encumbrances, and shall be accompanied by such supporting resolutions and the documentation and a legal opinion from counsel to such Trust Subsidiary (all in form and substance satisfactory to the Agent, acting reasonably).

9.3

Undertaking to Grant Fixed Charge Security

If the Lenders determine in their sole discretion, but acting in good faith, that there have occurred any facts or circumstances which have had a Material Adverse Effect (which for purposes of this Section 9.3 may include the occurrence of a Borrowing Base Shortfall that has not been remedied in the manner contemplated by Section 5.4(d)) and the Lenders consider it necessary for their adequate protection, the Borrower, at the request of the Agent, shall forthwith grant or cause to be granted to the Agent for the benefit of (A) the Agent and the Lenders under this Agreement, (B) the Swap Lenders under the Lender Risk Management Agreements, and (C) BNS, as lender under the Operating Credit Agreement, a first ranking fixed mortgage and charge (subject only to Permitted Encumbrances) in and against such of the Borrower's property or the property of any Guarantors which own any Hydrocarbon Properties or any other material assets which are not already subject to a fixed charge comprising a part of the Security, as the Agent shall, in its sole discretion, determine, as security for all then present and future Obligations, Lender Risk Management Obligations and Operating Obligations.  In this connection, the Borrower shall:

(a)

provide the Agent with such information as is reasonably required by the Agent to identify the property to be charged pursuant to this Section 9.3;

(b)

do all such things as are reasonably required to grant in favour of the Agent and the Lenders a first ranking fixed mortgage and charge (subject only to Permitted Encumbrances) in respect of such property to be so charged pursuant to this Section 9.3;

(c)

provide the Agent with all corporate resolutions and other action (and supporting legal opinions), as reasonably required, for the Borrower and/or the Guarantor to grant to the Agent and the Lenders a first ranking fixed mortgage and charge (subject only to Permitted Encumbrances) in the property identified by the Agent to be so charged;

(d)

provide the Agent with such security instruments and other documents which the Agent, acting reasonably, considers necessary to give full force and effect to the provisions of this Section 9.3;

(e)

assist the Agent in the registration or recording of such agreements and instruments in such public registry offices in Canada, any province thereof, the United States of America, any state thereof, or any other jurisdiction as the Agent, acting reasonably, deems necessary to give full force and effect to the provisions of this Section 9.3; and

(f)

pay all reasonable costs and expenses including, without limitation, legal costs (on a solicitor and its own client basis) incurred by the Agent in connection with the preparation, execution and registration of all mortgages, charge, agreements, documents and instruments, including any amendments to the existing Security, made in connection with this Section 9.3.

9.4

Registration of Security

The Borrower agrees to cooperate and to cause the Guarantors to cooperate fully with the Agent and counsel for the Agent to ensure recordation and filing of the Security and any security provided in substitution or in addition thereto in all places where, in the opinion of counsel for the Agent, acting reasonably, such registration, recording or filing is necessary or desirable in order to give the Lenders the benefit of the Security contemplated thereby and the Borrower shall from time to time similarly cooperate and cause the Guarantors to cooperate in respect of any and all renewals such registration, recordings and filings and so, or cause to be done, all such other things as, in the opinion of counsel for the Agent, acting reasonably, are necessary or desirable to maintain for the Agent and the Lenders the rights, benefits and priority of the Security.

9.5

Shared Benefit of the Security

The Parties acknowledge and agree that the Security shall be held by the Agent for and on behalf of:

(a)

the Agent and the Lenders, as agent and lenders under this Agreement, to secure the Obligations;

(b)

BNS, as lender under the Operating Credit Agreement, to secure the Operating Obligations; and

(c)

the Swap Lenders party to Lender Risk Management Transactions, to secure the Lender Risk Management Obligations;

and to secure the indebtedness, liabilities and obligations of the Guarantors under the guarantees provided hereunder. The Obligations, the Operating Obligations and the Lender Risk Management Obligations, and the indebtedness, liabilities and obligations of the Guarantors under their Guarantees thereof and, subject to paragraphs (y) and (z) of this section, shall rank pari passu and shall be equally and rateably secured by the Security, provided that:

(y)

the Second-Lien Credit Facility Obligations shall rank second in priority to the Revolving Credit Facility Obligations, the Other Obligations, the Operating Obligations and (subject to subparagraphs (z)(i) and (ii) below,) the Lender Risk Management Transactions; and

(z)

with respect to Lender Risk Management Obligations:

(i)

to the extent that any Lender Risk Management Transaction causes the limits set out in Section 11.2(i) to be exceeded, then (i) so long as the relevant Lender did not have knowledge at the time it entered into such Lender Risk Management Transaction that such Lender Risk Management Transaction caused such limits to be exceeded, then the amount of its Lender Risk Management Obligations in excess of such limits shall continue to be secured by the Security but shall rank in priority behind both: (A) the Revolving Credit Facility Obligations, the Other Obligations, the Operating Obligations and the Lender Risk Management Obligations which are not in excess of such limits; and (B) the Second-Lien Credit Facility Obligations; and (ii) if such Lender did have knowledge at the time it entered into such Risk Management Transaction that such Lender Risk Management Transaction caused such limits to be exceeded, then the amount of its Lender Risk Management Obligations in excess of such limits shall not be secured by the Security; and

(ii)

for the purposes of determining the relative ranking of Lender Risk Management Obligations, the determination of whether any Lender Risk Management Transactions cause the limits set out in Section 11.2(i) to be exceeded shall be made at the time of any acceleration under Section 12.2 and on the basis of the order in which each Lender Risk Management Transaction is entered into, such that until a Lender Risk Management Transaction causes such limits to be exceeded, all Lender Risk Management Obligations shall rank pari passu, and thereafter, such Lender Risk Management Transaction and any Lender Risk Management Transaction entered into subsequent thereto shall have the ranking contemplated by paragraphs (z)(i) or (z)(ii) of this section.

For greater certainty, the Agent and all of the Lenders shall be entitled, in their absolute discretion, to waive the provisions of paragraph (z)(ii) of this section in respect of particular Lender Risk Management Transactions, and such waiver shall be binding upon the Borrower and the Guarantors.

9.6

Continuance of Security for Lender Risk Management Obligations and the Operating Obligations

Notwithstanding the repayment in full of the Obligations and the cancellation of the Credit Facilities, the Security shall continue to secure the Lender Risk Management Obligations and the Operating Obligations until their repayment in full and the termination of the Lender Risk Management Agreements and the Operating Credit Agreement.

9.7

Dealing With Security

The Lenders may grant extensions, take and give up any Security, accept compositions, grant releases and discharges of any Security in whole or in part and otherwise deal with the Borrower, any Guarantor or any other Persons, sureties or Security, as the Lenders may see fit, all without prejudice to the liability of the Borrower or any Guarantor or the Lenders' rights under this Agreement or under any Security.  The taking of any Security under this Agreement shall not operate by way of merger of any of the Obligations, the Operating Obligations or the Lender Risk Management Obligations.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1

General Representations and Warranties

The Borrower hereby represents and warrants to the Agent and the Lenders, and acknowledges that the Agent and the Lenders are relying upon such representations and warranties in entering into this Agreement and in making Accommodations available, that as of the Effective Time:

(a)

Corporate Existence.  The Borrower and each other Credit Party which is a corporation has been duly incorporated and is validly existing under the laws of its incorporation and is duly registered to carry on their respective businesses or activities in the jurisdiction of its incorporation and every other jurisdiction in which the nature of any material business or activities carried on by them or the character of any material properties owned or leased by them makes such registration necessary;

(b)

Partnership Existence.  Each of Enterra Production Partnership and the Enterra Acquisitions Partnership has been duly organized and is validly existing under the laws of Alberta and is duly registered to carry on their respective businesses or activities in the Province of Alberta and every other jurisdiction in which the nature of any material business or activities carried on by them or the character of any material properties owned or leased by them makes such registration necessary;

(c)

Trust Existence.  Each of the Trust and the Commercial Trust is duly formed and organized and validly existing under the laws of Alberta and is duly qualified to carry on its trust activities in the Province of Alberta and every other jurisdiction in which the nature of any material activities carried on by it or the character of any material properties owned or leased by it makes such qualification necessary;

(d)

Authorization of Loan Documents.  Each Loan Document to which the Borrower or any Guarantor is or becomes a party has been or will be duly authorized, executed and delivered by it and does not conflict with or contravene or constitute a default under:

(i)

the Borrower's or Guarantor's constating documents, by-laws, resolutions, Commercial Trust Indenture or the Trust Indenture;

(ii)

any agreement or instrument to which the Borrower or any Guarantor is party or by which it is bound;

(iii)

the Material Contracts; and

(iv)

any Applicable Law affecting the Borrower, any Guarantor or any of their property or assets;

except to the extent that any such conflict or default would not have a Material Adverse Effect.

(e)

Enforceability.  The Loan Documents constitute legal, valid and binding obligations of the Borrower and Guarantors party thereto, enforceable against them by the Agent and the Lenders in accordance with their terms, except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

(f)

No Proceedings. There are no outstanding material actions, suits or proceedings at law or in equity or before or by any Governmental Authority, whether domestic or foreign, or before any arbitrator of any kind, existing, or to the best of the knowledge of the Borrower, pending or threatened against or involving the Borrower or any of the Guarantors or any of their respective properties or assets which would have a Material Adverse Effect;

(g)

No Breaches.  There is no breach by the Borrower or any Guarantor of:

(i)

any Applicable Laws;

(ii)

any order, approval or mandatory requirement or directive of any court or Governmental Authority having jurisdiction; or

(iii)

any licence or permit of any Governmental Authority;

which would have a Material Adverse Effect.

(h)

No Event of Default.  No event or circumstance has occurred and is continuing which constitutes, or with notification or with the lapse of time or both, would constitute, an Event of Default.

(i)

Regulatory Approvals.  All regulatory approvals necessary in order for the Borrower and the Guarantors to enter into the Loan Documents and perform their obligations thereunder have been obtained and are in good standing, except to the extent that the absence of any of the same does not have a Material Adverse Effect.

(j)

Fiscal Year.  The fiscal Year end of the Borrower and the Guarantors is December 31.

(k)

Environmental. The Borrower and each Guarantor:

(i)

hold all permits, licences and other authorizations which are required under all applicable Environmental Laws, except to the extent failure to hold any such permit, licence or authorization does not have a Material Adverse Effect;

(ii)

are not subject to any outstanding orders from a Governmental Authority alleging violation of any Environmental Laws which would have a Material Adverse Effect; and

(iii)

are in compliance with all terms and conditions of all such permits, licenses and authorizations, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such Environmental Laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, except to the extent failure to comply does not have a Material Adverse Effect.

(l)

Mutual Fund Status. The Trust qualifies as a "unit trust" and a "mutual fund trust" under the provisions of the Income Tax Act.

(m)

Trust Activities. The Trustee in such capacity does not engage in any business and its only material assets are its interests as sole beneficiary of the Commercial Trust and holder of the Commercial Trust Indebtedness and the Borrower Trust Indebtedness, and such other activities as are permitted by the Trust Indenture and pursuant to Applicable Laws which permit it to retain its status as a "unit trust" and "mutual fund trust" under the provisions of the Income Tax Act.

(n)

Engineering Reports.  Each of the Engineering Reports delivered by the Borrower, as required by Section 11.1(n), in its description of the interests of the Borrower and the Guarantors in the Enterra Reserves and, in the case of the Independent Engineering Report, the Independent Engineer's evaluation of same, is accurate and complete in all material respects as of the date of same.

(o)

Insurance.  Each of the Borrower and the Guarantors has in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring its properties and operations and providing such coverage, in the case of the Borrower and each Guarantor that owns any Hydrocarbon Properties, as would be maintained by a prudent oil and gas operator engaged in the same or similar business in the localities where its properties and operations are located.

(p)

Title.  The Borrower and the Guarantors have good and valid title to all Borrowing Base Properties, subject only to Permitted Encumbrances and Minor Title Defects.

(q)

Financial Condition of the Trust.  The audited annual consolidated financial statements of the Trust for the fiscal Year most recently ended:

(i)

fairly present in all material respects the consolidated financial condition of the Trust as of the last day of such fiscal year and the results of its activities and operations for the period covered thereby; and

(ii)

have been prepared in accordance with Generally Accepted Accounting Principles consistently applied;

and since such date, except to the extent the Borrower has issued a press release in respect thereof or has otherwise advised the Agent in writing, there has been no Material Adverse Change in the consolidated financial condition, operations or activities of the Trust  from that set forth in such financial statements as at such date which would reasonably be expected to have a Material Adverse Effect.

(r)

Taxes.  The Borrower and each Guarantor has filed all tax returns which were required to be filed (except as notified to the Agent prior to the Effective Time), have paid or made provision for payment (in accordance with Generally Accepted Accounting Principles) of all Taxes which are due and payable, unless such payment is being contested and the Borrower or such Guarantor has made all appropriate provisions in respect thereof in accordance with GAAP, except in either case to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect.

(s)

Material Information.  (i) As of the Effective Time, the Borrower has given to the Agent all material information in its possession or available to it and relevant to the assessment of a credit facility of the type herein contemplated, and in addition, all information necessary to make any statements contained herein not misleading in the light of the circumstances in which they were given, and (ii) the Borrower is not aware of any fact or event, the occurrence specific to it or any of the other Credit Parties, of which could reasonably be expected to have a Material Adverse Effect.

(t)

Beneficiary of Commercial Trust.  The Trust is the sole beneficiary of the Commercial Trust.

(u)

Shares of the Borrower.  The Commercial Trust is the legal and beneficial owner of all of the issued and outstanding shares, other than Exchangeable Shares, in the Borrower.

(v)

Enterra Production Partnership.  Enterra Production Partnership is a general partnership organized under the laws of the Province of Alberta, the Borrower is the managing partner of and the legal and beneficial owner of all of the issued and outstanding shares in Enterra Energy Partner and the only partners of Enterra Production Partnership are the Borrower and Enterra Energy Partner.

(w)

Enterra Acquisitions Partnership.  Enterra Acquisitions Partnership is a general partnership organized under the Province of Alberta, the Commercial Trust is the legal and beneficial owner of all of the issued and outstanding shares of Enterra Acquisitions Partner and the only partners of Enterra Acquisitions Partnership are the Commercial Trust and Energy Acquisitions Partner.

(x)

Enterra US Holdings.  Enterra US Holdings is a Subsidiary of the Foundation and the Foundation and the Commercial Trust are the legal and beneficial owners of all of the issued and outstanding shares of Enterra US Holdings.

(y)

Enterra US Acquisitions.  Enterra US Acquisitions is a Subsidiary of Enterra Acquisitions Partnership and Enterra Acquisitions Partnership and Enterra US Holdings are the legal and beneficial owners of all of the issued and outstanding shares of Enterra US Acquisitions.

(z)

Enterra Acquisitions Corp.  Enterra US Acquisitions is the legal and beneficial owner of all of the issued and outstanding shares of Enterra Acquisitions Corp.

(aa)

Altex.  Enterra Acquisitions Corp is the legal and beneficial owner of all of the issued and outstanding shares of Altex.

(bb)

RMGI.  Enterra US Acquisitions is the legal and beneficial owner of all of the issued and outstanding shares of RMGI.

(cc)

RMG LLC.  RMGI is the legal and beneficial owner of all of the issued and outstanding membership interests in RMG LLC.

(dd)

ERISA.

(i)

The Borrower, the other Trust Subsidiaries and each ERISA Affiliate have complied in all material respects with ERISA and, where applicable, the Code regarding each Plan.

(ii)

Each Plan is, and has been, maintained in substantial compliance with ERISA and, where applicable, the Code.

(iii)

No act, omission or transaction has occurred which could result in imposition on the Borrower, any other Trust Subsidiary or any ERISA Affiliate (whether directly or indirectly) of (i) either a civil penalty assessed pursuant to subsections (c), (i) or (l) of section 502 of ERISA or a tax imposed pursuant to Chapter 43 of Subtitle D of the Code or (ii) breach of fiduciary duty liability damages under section 409 of ERISA.

(iv)

No Plan (other than a defined contribution plan) or any trust created under any such Plan has been terminated within the past five years.  No liability to the PBGC (other than for the payment of current premiums which are not past due) by the Borrower, any other Trust Subsidiary or any ERISA Affiliate has been or is expected by the Borrower, any other Trust Subsidiary or any ERISA Affiliate to be incurred with respect to any Plan.  No ERISA Event with respect to any Plan has occurred.

(v)

Full payment when due has been made of all amounts which the Borrower, the other Trust Subsidiaries or any ERISA Affiliate is required under the terms of each Plan or applicable law to have paid as contributions to such Plan as of the date hereof, and no accumulated funding deficiency (as defined in section 302 of ERISA and section 412 of the Code), whether or not waived, exists with respect to any Plan.

(vi)

The actuarial present value of the benefit liabilities under each Plan which is subject to Title IV of ERISA does not, as of the end of the Trust's most recently ended fiscal year, exceed the current value of the assets (computed on a plan termination basis in accordance with Title IV of ERISA) of such Plan allocable to such benefit liabilities.  The term "actuarial present value of the benefit liabilities" shall have the meaning specified in section 4041 of ERISA.

(vii)

Neither the Borrower, the other Trust Subsidiaries nor any ERISA Affiliate sponsors, maintains, or contributes to an employee welfare benefit plan, as defined in section 3(1) of ERISA that is maintained to provide benefits to former employees of such entities, that may not be terminated by the Borrower, another Trust Subsidiary or any ERISA Affiliate in its sole discretion at any time without any material liability other than COBRA continuation coverage as required by law.

(viii)

Neither the Borrower, the other Trust Subsidiaries nor any ERISA Affiliate sponsors, maintains or contributes to, or has at any time in the six-year period preceding the date hereof sponsored, maintained or contributed to, any Multiemployer Plan.

(ix)

Neither the Borrower, the other Trust Subsidiaries nor any ERISA Affiliate is required to provide security under section 401(a)(29) of the Code due to a Plan amendment that results in an increase in current liability for the Plan.

10.2

Repetition of Representations and Warranties

The representations and warranties contained in Section 10.1 (other than Section 10.1(k) and Section 10.1(s)) shall be and by the terms of this Agreement are hereby deemed repeated by the Borrower on each Drawdown and on each Rollover of or Conversion to a Bankers' Acceptance or a LIBOR Loan.

ARTICLE 11
COVENANTS

11.1

Affirmative Covenants

While any Obligations are outstanding or Accommodations are available to the Borrower, the Borrower covenants with the Lenders and the Agent that, unless the Majority Lenders otherwise expressly agree in writing:

(a)

Payment and Performance.  The Borrower shall pay duly and punctually all sums of money due by it hereunder and shall perform all other obligations on its part to be performed under the terms of the Loan Documents to which it is a party at the times and places and in the manner provided for therein.

(b)

Existence of Loan Parties.  Subject to Permitted Intercorporate Transactions, the Borrower shall cause each Credit Party which is a corporation to maintain its corporate existence, and cause each Credit Party which is a partnership or trust to maintain its existence, in good standing under the laws of its jurisdiction of incorporation, organization or creation, as the case may be, and shall cause each to duly register and qualify and remain duly registered and qualified as required, under the laws of each jurisdiction in Canada and the United States of America in which the nature of any material business or activities transacted or conducted by it or the character of any material properties and assets owned or leased by it requires such registration and qualification.

(c)

Maintenance of Borrowing Base Properties.  The Borrower shall, subject to Permitted Encumbrances, cause all the Borrowing Base Properties to be operated and maintained in accordance with sound oilfield practice and shall use reasonable efforts to ensure that all of the Borrowing Base Properties operated by Persons other than the Borrower or a Guarantor are operated and maintained in accordance with sound oilfield practice.

(d)

Insurance.  The Borrower shall and shall cause every Guarantor to maintain in full force and effect such policies of insurance in amounts issued by insurers of recognized standing insuring their respective properties and operations and providing such coverage, in the case of the Borrower and each Guarantor that owns any Hydrocarbon Properties, as would be maintained by a prudent oil and gas operator engaged in the same or similar business in the localities where their properties and operations are located and shall, at the request of the Agent, provide the Agent with a certificate of the insurer summarizing such coverage, together with such other information relating thereto as reasonably requested by the Agent.

(e)

Compliance with Laws and Regulations.  The Borrower shall and shall cause each Guarantor:

(i)

to comply in all respects with all Applicable Laws; and

(ii)

to observe and conform in all respects to:

(A)

all valid requirements of any Governmental Authority relative to any of their property and assets; and

(B)

all covenants, terms and conditions of all agreements upon or under which any of their property and assets are held;

except to the extent that failure to comply or observe and conform, as applicable, would not have a Material Adverse Effect.

(f)

Payment of Taxes and Government Levies.  The Borrower shall and shall cause each Guarantor to pay or cause to be paid all Taxes validly levied, assessed or imposed upon it or them, or upon its or their respective properties or any part thereof, as and when the same become due and payable, except: (i) to the extent that any property subject to such levy, assessment or imposition is not a material Borrowing Base Property; or (ii) to the extent and for so long as the Borrower or such Guarantor shall contest in good faith its obligation to do so, provided that any such contestation will not involve any material risk of forfeiture of any material Borrowing Base Properties.

(g)

Notice of Litigation.  The Borrower shall provide the Agent with prompt written notice of any action, suit, litigation or other proceeding which is commenced or threatened against the Borrower or any Guarantor (provided in the case of the Trustee or the Commercial Trustees, such litigation relates to the Trust or the Commercial Trust, as applicable) of which the Borrower has knowledge which would reasonably be expected to result in uninsured losses totalling in excess of $5,000,000.

(h)

Notice of Defaults.  The Borrower shall provide prompt notice to the Agent of any Event of Default or any event or circumstance which, with notification or with the lapse of time or both, would constitute an Event of Default.

(i)

Maintenance of Books and Records.  The Borrower shall and shall cause every Guarantor to keep proper and adequate records and books of account in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements in accordance with Generally Accepted Accounting Principles and, upon the request of the Agent, acting reasonably, make the same available for confidential inspection by the Agent and its employees on reasonable notice at all reasonable times during regular business hours.

(j)

Year End Financial Statements.  The Borrower shall furnish to the Agent as soon as available and in any event within 90 days after the end of each accounting Year of the Trust and the Borrower, a balance sheet of the Trust as at the close of such accounting Year, a statement of earnings and a statement of cash flow of the Trust, each prepared in accordance with Generally Accepted Accounting Principles and on a Consolidated Basis, together with an auditors' report prepared by a reputable nationally recognized independent chartered accounting firm selected by the board of directors of the Borrower containing:

(i)

such auditors' confirmation that their examinations of such consolidated financial statements were made in accordance with generally accepted auditing standards; and

(ii)

such auditors' opinion that such consolidated financial statements present fairly in all material aspects the financial position of the Trust as of the close of such accounting Year and the results of its operations and its cash flows for the accounting Year then ended in accordance with Generally Accepted Accounting Principles.

(k)

Quarterly Financial Statements.  The Borrower shall furnish to the Agent as soon as available and in any event within 60 days after the end of each of the first three (3) accounting Quarters of each accounting Year of the Trust, a balance sheet of the Trust as at the end of such Quarter, a statement of earnings and a statement of cash flows of the Trust, each prepared in accordance with Generally Accepted Accounting Principles and on a Consolidated Basis, for such period, prepared on a basis consistent with the corresponding period of the preceding accounting Year, where applicable, and approved by the board of directors of the Borrower on behalf of the Trustee.

(l)

Compliance Certificate.  The Borrower shall furnish to the Agent concurrently with the financial statements or information referred to in Sections 11.1(j) and in any event within 90 days after the end of each accounting Year of the Borrower and concurrently with the financial statements or information referred to in Section 11.1(k) and in any event within 60 days after the end of each of the first three (3) accounting Quarters of each accounting Year of the Borrower, a duly executed and completed Compliance Certificate.

(m)

Title Defects, Etc.  The Borrower shall, upon becoming aware of the existence of any title defect (other than Minor Title Defects) affecting Borrowing Base Properties that have or may be reasonably be expected to have a materially negative effect on the security position of the Agent and the Lenders, give the Agent prompt written notice of such title defect.

(n)

Engineering Reports.  The Borrower shall furnish to the Agent as soon as available and in any event:

(i)

by March 1 in each Year during the Term, an Independent Engineering Report dated the last day of the prior Year; and

(ii)

by September 30 in each Year during the Term, an In-house Engineering Report dated as of July 1st of such Year;

which Engineering Reports shall be based, to the best of the Borrower's knowledge, on information provided by the Borrower to the Independent Petroleum Engineer or its in-house engineers, as applicable, which is accurate and complete in all material respects.

(o)

Additional Information.  The Borrower shall furnish to the Agent any additional information regarding the business affairs, operations and financial condition of the Trust, the Borrower or any Subsidiary as the Agent shall reasonably request including, without limitation:

(i)

copies of proxy statements, notices and reports the Trust sends to its unitholders;

(ii)

all material change reports the Trust files with securities commissions except those filed on a confidential basis and, upon expiry of the period allowed for such confidential filing, the Borrower shall forthwith furnish copies of any such filings to the Agent;

(iii)

operating statements and production reports relating to the Borrowing Base Properties; and

(iv)

all press releases issued by the Trust or the Borrower or by any of its Subsidiaries.

(p)

Annual Budget.  The Borrower shall furnish to the Agent the Annual Budget within 15 days prior to the end of each Year, beginning with the year ended December 31, 2008, and on or before February 15, 2007, in respect of the Annual Budget for the year ended December 31, 2007.

(q)

Environmental Compliance.  Without limiting Section 6.6 or Section 11.1(e), the Borrower shall and shall cause every Guarantor to comply in all respects with all applicable Environmental Laws except to the extent that failure to comply would not have a Material Adverse Effect.

(r)

Ownership of the Borrower.  The Commercial Trustees shall continue to own all of the shares in the capital of the Borrower other than Exchangeable Shares.

(s)

Beneficiary.  The Trust shall continue to be the sole beneficiary of the Commercial Trust.

(t)

ERISA Compliance.  The Borrower will promptly furnish and will cause the U.S. Guarantors and any ERISA Affiliate to promptly furnish to the Agent (a) promptly after the filing thereof with the United States Secretary of Labor, the Internal Revenue Service or the PBGC, copies of each annual and other report with respect to each Plan or any trust created thereunder, (b) immediately upon becoming aware of the occurrence of any ERISA Event or of any "prohibited transaction," as described in section 406 of ERISA or in section 4975 of the Code, in connection with any Plan or any trust created thereunder, a written notice signed by the President or the Chief Financial Officer of the Subsidiary or the ERISA Affiliate, as the case may be, specifying the nature thereof, what action the Borrower, the US Guarantor or the ERISA Affiliate is taking or proposes to take with respect thereto, and, when known, any action taken or proposed by the Internal Revenue Service, the Department of Labor or the PBGC with respect thereto, and (c) immediately upon receipt thereof, copies of any notice of the PBGC's intention to terminate or to have a trustee appointed to administer any Plan.  With respect to each Plan (other than a Multiemployer Plan), the Borrower will, and will cause each US Guarantor and ERISA Affiliate to, (i) satisfy in full and in a timely manner, without incurring any late payment or underpayment charge or penalty and without giving rise to any lien, all of the contribution and funding requirements of section 412 of the Code (determined without regard to subsections (d), (e), (f) and (k) thereof) and of section 302 of ERISA (determined without regard to sections 303, 304 and 306 of ERISA), and (ii) pay, or cause to be paid, to the PBGC in a timely manner, without incurring any late payment or underpayment charge or penalty, all premiums required pursuant to sections 4006 and 4007 of ERISA.

(u)

Further Assurances.  The Borrower shall, within 30 days after notice thereof from the Agent, do all such further acts and things and execute and deliver all such further documents as shall be reasonably requested by the Agent in order to ensure that each provision of the Loan Documents is and continues to be legal, valid and binding obligations of the Borrower and the Guarantors, as the case may be, enforceable against them in accordance with their terms, except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

11.2

Negative Covenants

While any Obligations are outstanding or Accommodations are available to the Borrower, the Borrower covenants with the Lenders and the Agent that unless the Majority Lenders otherwise expressly agree in writing:

(a)

Nature of Business.  The Borrower shall not, and shall not permit any Guarantor, to materially change the nature or conduct of the business operations of the Borrower and the Guarantors, taken as a whole, from the petroleum and natural gas exploration and development business and related businesses nor own or acquire any Guarantor whose principal business is outside such businesses.

(b)

Negative Pledge.  Except for the Permitted Encumbrances, the Borrower shall not create, incur, assume or suffer to exist, nor shall it permit any Guarantor, to create, incur, assume or suffer to exist, any Security Interest, upon or with respect to any of their respective undertaking, properties, rights or assets, whether now owned or hereafter acquired.

(c)

Restrictions on Dispositions.  Except for Permitted Intercorporate Transactions, Permitted Encumbrances and Permitted Dispositions, the Borrower:

(i)

shall not issue any shares or other equity interests not subject to a Security Interest in favour of the Agent pursuant to the Security nor suffer or permit the issuance of any shares or other equity interests in any Guarantor (excluding the Trust) to any Person other than the Borrower or another Guarantor; and

(ii)

shall not and shall not permit the disposition by any Guarantor of any Borrowing Base Properties.

(d)

Restriction on Amalgamation. Except for Permitted Intercorporate Transactions, the Borrower shall not, and shall not suffer or permit any Guarantor to, be a party to any amalgamation, merger, plan of arrangement, reorganization or consolidation with any Person.

(e)

Indebtedness for Borrowed Money.  The Borrower shall not, and shall not suffer or permit any Guarantor to, incur any indebtedness for borrowed money other than the Obligations, excluding however (i) any Operating Obligations; (ii) any indebtedness for borrowed money of the Borrower or any Guarantor secured by a Permitted Encumbrance; (iii) Purchase Money Obligations of the Borrower or any Guarantor secured by Purchase Money Mortgages which are Permitted Encumbrances; (iv) ordinary course trade payables of the Borrower or any Guarantor; (v) any Debenture Obligations; (vi) any indebtedness owed by the Borrower to a Guarantor; (vii) any indebtedness owed by a Guarantor to the Borrower or to another Guarantor; and (viii) any indebtedness for borrowed money not included within any of the foregoing provided such indebtedness is not secured by any Security Interest and that the aggregate amount of all such indebtedness for borrowed money pursuant to this item (viii) does not exceed at the time that it is incurred an aggregate principal amount equal to five (5%) percent of the then current Borrowing Base Limit.

(f)

Restriction on Financial Assistance.  The Borrower shall not and shall not allow or permit any of the Guarantors to provide any form of financial assistance (whether by way of loan, guarantee or otherwise) to any Person except financial assistance given by:

(i)

a Guarantor to the Borrower or another Guarantor, other than to the Trust, the Commercial Trust or Enterra US Holdings;

(ii)

the Borrower to a Guarantor other than to the Trust, the Commercial Trust or Enterra US Holdings;

(iii)

the Borrower to the Trust pursuant to the Administration Agreement;

(iv)

the Borrower or a Guarantor to the Trust or to the Commercial Trust to fund their respective general and administrative expenses;

(v)

the Borrower or a Guarantor to its employees in the ordinary course of business;

(vi)

the Borrower or a Guarantor to any Person on account of expenditures incurred or to be incurred on behalf of the Borrower or any Guarantor granting that financial assistance; or

(vii)

the Borrower or a Guarantor in the ordinary course of the business of the Borrower or any Guarantor to Persons who are not Associates of the Borrower;

provided that the aggregate of such financial assistance referred to in subsections (iii), (iv), (v), (vi) and (vii) above in any Year does not exceed $3,000,000.

(g)

Accounting Year.  The Borrower shall not, and shall not permit any Guarantor to, change its accounting Year end from December 31 without the written consent of the Agent, such consent not to be unreasonably withheld.

(h)

Amendment of Material Contracts.  The Borrower shall not, and shall not permit any Guarantor to, amend or agree to amend any of the Material Contracts or waive the benefit of any provisions thereof if such amendment or waiver is or would reasonably be expected to be material and adverse to the Lenders and their rights under the Loan Documents.

(i)

Limitation on Risk Management Transactions.  The Borrower shall not, and shall not permit any Guarantor to:

(i)

enter into any contract for a commodity swap or other protection agreement or option designed to protect against fluctuations in commodity prices including any such contracts settled by physical delivery of the commodity not settled within 60 days of the date of any such contract (collectively, the "Commodity Swap Contracts") if the term of any such Commodity Swap Contract exceeds three (3) years (excluding however the Existing Power Purchase Contract) or if the aggregate amounts hedged under such Commodity Swap Contract, together with all other Commodity Swap Contracts, would exceed 65% of the estimated net oil and gas production of the Borrower and the Guarantors over the terms of the Commodity Swap Contracts, except and to the extent that, it obtains the prior written consent of the Agent;

(ii)

enter into any contract for a rate swap, rate cap, rate floor, rate collar, forward rate agreement, futures or other rate protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in interest rates (collectively the "Interest Rate Swap Contracts") if the term of any such Interest Rate Swap Contract exceeds two (2) years or if the aggregate amounts hedged under all Interest Rate Swap Contracts exceeds 60% of the Total Commitment Amount;

(iii)

enter into any contract for the sale, purchase, or exchange or for future delivery of foreign currency (whether or not the subject currency is to be delivered or exchanged), hedging contract, forward contract, swap agreement, futures contract, or other foreign exchange protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in foreign exchange rates (collectively, the "Exchange Rate Swap Contracts") if the term of any such Exchange Rate Swap Contracts exceeds one (1) year or if the aggregate amounts hedged under all Exchange Rate Swap Contracts exceeds 30% of the Total Commitment Amount; or

(iv)

enter into or maintain any Exchange Rate Swap Contract, Interest Rate Swap Contract, Commodity Swap Contract and any other derivative agreement or other similar agreement or arrangements, unless same is entered into for hedging purposes only and in the ordinary course of business and not for speculative purposes, and in each case complies with all restrictions herein contained including, without limitation, Section 11.2(b).

(j)

Restriction on Subsidiaries.  Neither the Borrower nor any Guarantor shall own or acquire any Subsidiary with Hydrocarbon Properties or Tangible Property that are to be treated as Borrowing Base Properties unless such Subsidiary, within 30 days of becoming a Subsidiary, becomes a Guarantor pursuant to, and provides the Guarantor Security required by, Section 9.2.

(k)

Transactions with Associates.  The Borrower shall not, and shall not suffer or permit any Guarantor to, engage in any transaction with any Associate of the Borrower or of any Guarantor (excluding, however, transactions between the Borrower and any Guarantor or between Guarantors) on terms which are less favourable to the Borrower or Guarantor, as applicable, than would be obtainable at the time in comparable transactions with Persons who are not their Associates, without the prior written consent of the Agent, acting reasonably.

(l)

Redemption or Repurchase of Units or Shares.  Neither the Borrower nor any Guarantor shall purchase, redeem, retire or otherwise acquire any Enterra Units or Convertible Debentures or warrants to purchase Enterra Units or Convertible Debentures or any other securities of the Trust, whether now or hereafter outstanding, except by issuance of Enterra Units or Convertible Debentures.

(m)

Restriction on Distributions.  Except for Permitted Distributions, the Borrower shall not and shall not suffer or permit any Guarantor to make any Distributions.

(n)

ERISA Compliance.  The Borrower will not, and will not permit any other Trust Subsidiary to, at any time:

(i)

engage in, or permit any ERISA Affiliate to engage in, any transaction in connection with which the Borrower, another Trust Subsidiary or any ERISA Affiliate could be subjected to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of section 502 of ERISA or a tax imposed by Chapter 43 of Subtitle D of the Code;

(ii)

terminate, or permit any ERISA Affiliate to terminate, any Plan in a manner, or take any other action with respect to any Plan, which could result in any liability of the Borrower, another Trust Subsidiary or any ERISA Affiliate to the PBGC;

(iii)

fail to make, or permit any ERISA Affiliate to fail to make, full payment when due of all amounts which, under the provisions of any Plan, agreement relating thereto or applicable law, the Borrower, another Trust Subsidiary or any ERISA Affiliate is required to pay as contributions thereto;

(iv)

permit to exist, or allow any ERISA Affiliate to permit to exist, any accumulated funding deficiency within the meaning of section 302 of ERISA or section 412 of the Code, whether or not waived, with respect to any Plan;

(v)

permit, or allow any ERISA Affiliate to permit, the actuarial present value of the benefit liabilities under any Plan maintained by the Borrower, another Trust Subsidiary or any ERISA Affiliate which is regulated under Title IV of ERISA to exceed the current value of the assets (computed on a plan termination basis in accordance with Title IV of ERISA) of such Plan allocable to such benefit liabilities.  The term "actuarial present value of the benefit liabilities" shall have the meaning specified in section 4041 of ERISA;

(vi)

contribute to or assume an obligation to contribute to, or permit any ERISA Affiliate to contribute to or assume an obligation to contribute to, any Multiemployer Plan;

(vii)

acquire, or permit any ERISA Affiliate to acquire, an interest in any Person that causes such Person to become an ERISA Affiliate with respect to the Borrower or a Subsidiary or with respect to any ERISA Affiliate of the Borrower or another Trust Subsidiary if such Person sponsors, maintains or contributes to, or at any time in the six-year period preceding such acquisition has sponsored, maintained, or contributed to, (i) any Multiemployer Plan, or (ii) any other Plan that is subject to Title IV of ERISA under which the actuarial present value of the benefit liabilities under such Plan exceeds the current value of the assets (computed on a plan termination basis in accordance with Title IV of ERISA) of such Plan allocable to such benefit liabilities;

(viii)

incur, or permit any ERISA Affiliate to incur, a liability to or on account of a Plan under sections 515, 4062, 4063, 4064, 4201 or 4204 of ERISA;

(ix)

contribute to or assume an obligation to contribute to, or permit any ERISA Affiliate to contribute to or assume an obligation to contribute to, any employee welfare benefit plan, as defined in section 3(1) of ERISA, maintained to provide benefits to former employees of such entities, that may not be terminated by such entities in their sole discretion at any time without any material liability; and

(x)

amend, or permit any ERISA Affiliate to amend, a Plan resulting in an increase in current liability such that the Borrower, another Trust Subsidiary or any ERISA Affiliate is required to provide security to such Plan under section 401(a)(29) of the Code.

11.3

Financial Covenants

While any Obligations are outstanding or Accommodations are available to the Borrower, the Borrower covenants with the Lenders and the Agent that unless the Majority Lenders otherwise expressly agree in writing:

(a)

Principal to Borrowing Base Limit.  The Borrower shall ensure that at all times the sum of:

(i)

the Revolving Credit Facility Principal Amount; and

(ii)

the principal amount owing by the Borrower under the Operating Credit Facility (including, without limitation, the face amount of any bankers' acceptances or letters of credit issued thereunder);

is equal to or less than the Borrowing Base Limit, except to the extent and for the period of time permitted by Section 5.4(c).

(b)

Ratio of Cash Flow to Interest Expense.  The Borrower shall ensure that at the end of each Quarter, the ratio of Cash Flow to Interest Expense, determined on a rolling four (4) Quarter basis, equals or exceeds 3.0:1.0.

ARTICLE 12
EVENTS OF DEFAULT

12.1

Events of Default

Each of the following events shall constitute an Event of Default:

(a)

Failure to Pay Principal.  If the Borrower defaults in the due and punctual payment of any Principal Amount under the Loan Documents, or any principal amount under the Operating Credit Agreement, when the same becomes due and payable, whether at maturity or otherwise, and such default continues for a period of one (1) Business Day.

(b)

Failure to Pay Interest or Fees.  If the Borrower defaults in the due and punctual payment of any interest, Stamping Fees or Standby Fees owing under the Loan Documents or under the Operating Credit Agreement as and when the same becomes due and payable, and such default continues for a period of three (3) Business Days.

(c)

Other Non-Payment.  If the Borrower defaults in the due and punctual payment of any amounts owing under the Loan Documents or the Operating Credit Agreement (other than amounts referred to in paragraphs (a) and (b) above) as and when such amounts become due and payable and such default continues for a period of five (5) Business Days after notice is given to the Borrower by the Agent specifying such default and requiring it to be remedied.

(d)

Breach of Financial Maintenance Covenant.  If the Borrower is in default of any of the covenants set forth in Section 11.3.

(e)

Breach of Covenants.  Other than for the Events of Default set out in paragraphs (a), (b), (c) and (d) above, if the Borrower defaults in the performance or observance of any of its covenants set forth in Article 11, or any other obligation of the Borrower under this Agreement or under any other Loan Document or under the Operating Credit Agreement, and such default remains unremedied for a period of thirty (30) days after notice is given to the Borrower by the Agent specifying such default and requiring it to be remedied.

(f)

Misrepresentation.  If the Borrower makes any representation or warranty hereunder or under any of the Loan Documents which is untrue or incorrect in any material respect when made or when repeated or any Guarantor makes any representation or warranty under any of the Loan Documents to which it is a party or by which it is bound, or any statements certified in any certificate provided by or on behalf of the Borrower or any Guarantor is untrue or incorrect in any material respect when made, given or repeated, and such representation, warranty or statement continues to be untrue or incorrect for a period of thirty (30) days after the Agent gives written notice thereof to the Borrower.

(g)

Breach by Guarantor.  If any Guarantor defaults in the performance or observance of any of its covenants contained under any of the Loan Documents to which it is a party and such default remains unremedied for a period of (i) thirty (30) days after notice is given to the Borrower by the Agent specifying such default and requiring it to be remedied; or (ii) if, in the sole and unfettered opinion of the Agent such default does not and will not have a Material Adverse Effect, such longer period of time as the Agent considers reasonable to permit cure of such default by the continuous and diligent efforts on the part of such Guarantor which is in default.

(h)

Voluntary Insolvency.  If a resolution is passed for the dissolution, winding-up or liquidation of the Borrower or, except pursuant to any Permitted Intercorporate Transaction, any Non-Trust Guarantor, or if the Borrower or any Non-Trust Guarantor institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it, under the Bankruptcy Act, the Companies' Creditors Arrangement Act or any other bankruptcy, insolvency or analogous law, or consents to the filing of any petition under any such law or to the appointment of a receiver or other Person with like powers of the Borrower or any Non-Trust Guarantor over all or any substantial part of the property of the Borrower or any Non-Trust Guarantor or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due or takes any corporate action in furtherance of any of the aforesaid purposes.

(i)

Involuntary Insolvency.  If a decree or order of a court of competent jurisdiction is entered against the Borrower or any Non-Trust Guarantor adjudging the Borrower or any Non-Trust Guarantor bankrupt or insolvent, or approving a petition, application or other proceeding seeking reorganization or winding-up of the Borrower or any Non-Trust Guarantor under the Bankruptcy Act, the Companies' Creditors Arrangement Act or any other bankruptcy, insolvency or analogous law, or appointing a receiver or other Person with like powers of the Borrower or any Non-Trust Guarantor or of all or any substantial part of the property of the Borrower or any Non-Trust Guarantor or ordering the involuntary winding up or liquidation of the affairs of the Borrower or any Non-Trust Guarantor, and any such decree or order continues unstayed and in effect for a period of more than twenty (20) days, or if any receiver or other Person with like powers of the Borrower or any Non-Trust Guarantor is appointed, whether by means of private appointment or other manner of appointment, over all or any substantial part of the property of the Borrower or any Non-Trust Guarantor and any such appointment continues undischarged or undismissed and in effect for a period of more than twenty (20) days.

(j)

Insolvency of Other Trust Subsidiaries.  If any of the facts or circumstances described in Sections 12.1(h) and (i) relative to the Borrower or any Non-Trust Guarantor apply to a Trust Subsidiary which is not a Guarantor and such fact or circumstance has a Material Adverse Effect.

(k)

Trust Insolvency.  If an Insolvency of a Trust occurs.

(l)

Trustee Insolvency.  If an Insolvency of a Trustee occurs.

(m)

Other Obligations.  If the Borrower or any Guarantor shall be in default of payment of moneys owing to, or in the performance of any other obligations in favour of, any other Person, and any relevant grace period or cure period shall have elapsed, where the aggregate amount of the indebtedness and/or obligations in favour of such Person is equal to or in excess of Cdn. $10,000,000.

(n)

Judgments.  If a final judgment for the payment of money in excess of Cdn. $10,000,000 shall be rendered against the Borrower or any Guarantor and the same shall remain undischarged for a period of thirty (30) days during which such judgment shall not be on appeal and execution thereof shall not be effectively stayed.

(o)

Breach of Subordination Agreement.  If any Loan Party breaches or is in default of its covenants or obligations under the Subordination Agreement.

(p)

Administration Agreement.  If the Administration Agreement is terminated or the Borrower ceases to be the Administrator of the Trust with the authority provided to the Borrower under the terms of the Administration Agreement.

(q)

Breach of Material Contracts.  If any party to any of the Material Contracts is in breach in any material respect of its obligations thereunder and such breach or default has a Material Adverse Effect.

(r)

Breach of Lender Risk Management Agreement.  If the Borrower breaches or is in default of its covenants or obligations under any Lender Risk Management Agreement as a result of which a triggering event allowing an early termination thereof has occurred and the Swap Lender has given notice to effect such early termination.

(s)

Change of Control.  If there is a Change of Control without the prior written consent of the Agent (which consent shall require the approval of a Majority of Lenders).

(t)

ERISA Event.  An ERISA Event shall have occurred that has a Material Adverse Effect.

12.2

Acceleration

Upon the occurrence of any Event of Default which has not been remedied or waived and which is continuing, the Agent shall, if so required by the Majority Lenders:

(a)

by written notice to the Borrower, declare the Commitments and the right of the Borrower to apply for further Advances from the Lenders to be terminated; and

(b)

by written notice to the Borrower, declare all Obligations (whether matured or unmatured) of the Borrower outstanding hereunder (including the face amount of all Bankers' Acceptances) to be immediately due and payable without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrower;

provided that upon the occurrence of an Event of Default specified in Section 12.1(h), each Lender's Individual Commitment shall automatically terminate and all Obligations shall automatically become due and payable, in each case without any requirement that notice be given to the Borrower.  In any such event, the Borrower shall immediately pay to the Lenders and the Agent all amounts owing or payable in respect of the Obligations, failing which all rights and remedies of the Lenders and the Agent under the Loan Documents shall thereupon become enforceable.

12.3

Waivers

Any Event of Default may be waived by the Lenders in accordance with Section 13.2 and Section 1.11(a).

12.4

Remedies Cumulative

It is expressly understood and agreed that the rights and remedies of the Lenders and the Agent under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law; any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement therein contained shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which such Lender or the Agent may be lawfully entitled for the same default or breach, and any waiver by the Agent or any Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement therein contained, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default.  The Agent, on behalf of the Lenders and acting on the instructions of the Majority Lenders may, to the extent permitted by Applicable Law, bring actions or proceedings at law, in equity or otherwise for any available relief or purpose including but not limited to:

(a)

the specific performance of any covenant or agreement contained in the Loan Documents;

(b)

enjoining a violation of any of the terms of the Loan Documents;

(c)

aiding in the exercise of any power granted by the Loan Documents or by law; or

(d)

obtaining and recovering judgment for any and all amounts due in respect of the Obligations.

12.5

Lenders May Perform Covenants

If the Borrower shall fail to perform any covenant on its part herein contained, the Agent, on behalf of the Lenders and with the approval of the Majority Lenders, may upon 15 days' prior notice to the Borrower, perform any such covenant capable of being performed by the Agent and, if any such covenant requires the payment or expenditure of money, the Agent may make such payment or expenditure with its own funds on behalf of the Lenders.  All amounts so paid by the Agent hereunder shall be repaid by the Borrower on demand therefor, and shall bear interest at the Prime Rate plus two (2%) percentage points per annum commencing on the day of payment of such amounts by the Agent, calculated daily and payable on demand.

ARTICLE 13
THE AGENT

13.1

Appointment of Agent

Each of the Lenders appoints BNS, and BNS accepts such appointment, to act as agent for and on behalf of the Lenders in the manner and upon the terms provided herein.  Subject to Section 13.2 and except as may be specifically provided to the contrary herein, each of the Lenders irrevocably authorizes the Agent, as the agent for such Lender, to take such action on its behalf under the provisions of the Loan Documents, and to exercise such rights or powers and to perform such duties or obligations under the Loan Documents as are either expressly or by implication delegated or provided to the Agent or the Lenders, by the terms of the Loan Documents, together with such other powers as are reasonably incidental thereto and necessary for the Agent to fully perform or carry out such duties or obligations or exercise such rights or powers pursuant to the Loan Documents.

13.2

Consent of Lenders, Etc.

(a)

Majority Consent.  Subject to Section 13.2(b), and except as otherwise provided in this Agreement, any waiver of or any amendment to a provision of the Loan Documents and any action, consent or other determination in connection with the Loan Documents shall require the approval, consent or agreement, as the context requires, of a Majority of Lenders including the following:

(i)

waiver of an Event of Default, other than for non-payment of any Principal Amount, interest, Stamping Fees or Standby Fees; or

(ii)

acceleration of any outstanding Principal Amount.

(b)

Unanimous Consent.  Any waiver of or any amendment to a provision of the Loan Documents and any action, consent or other determination in connection with the Loan Documents which relates to the following matters shall require the approval, consent or agreement, as the context requires, of:

(i)

all of the Lenders in relation to:

(A)

Intentionally deleted;

(B)

subject to Sections 5.2 and 5.3, an Event of Default for non-payment of any Principal Amount, interest, Stamping Fees or Standby Fees;

(C)

the compromise or forgiveness of any principal, interest or fees payable in respect of any Advances;

(D)

the postponement of any maturity date of any Obligations of the Borrower to the Lenders, or the Agent, under the Loan Documents or of any other Principal Repayment required hereby;

(E)

Section 8.1 (waiver of conditions precedent to Initial Drawdown);

(F)

any change (except for changes of a purely mechanical nature) in the types of Accommodations, or in the interest rates, Standby Fees, Stamping Fees, the Discount Rate, or the amount of any payments payable by the Borrower to the Lenders under this Agreement;

(G)

an increase or decrease in the Individual Commitment Amount of any Lender;

(H)

a shortening of the notice period required pursuant to Sections 2.4, 2.5 and 2A.5 or the dates or timing of any payments required of the Borrower under this Agreement;

(I)

an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement unless specifically permitted hereunder;

(J)

the release of any Security (other than as contemplated hereunder) or the amendment of any material term of the Subordination Agreement;

(K)

a change in the definition of "a Majority of Lenders"; or

(L)

the provisions of Sections 13.2(a), (b) and (c);

(ii)

all of the Revolving Credit Facility Lenders:

(A)

and the Operating Lender in relation to any change in the requirements in Article 7 that a Majority of the Revolving Lenders must approve the determination or redetermination of the Borrowing Base Limit; or

(B)

in relation to any change in the definition of "a Majority of the Revolving Credit Facility Lenders" or in the definition of "a Majority of the Revolving Lenders"; and

(iii)

all of the Revolving Lenders in relation to any waiver of the Borrower's obligation to draw down the Drawdown Amount shown in the Notice of Drawdown on the Applicable Drawdown Date.

(c)

Conflict Between Sections 13.2(a) and (b).  To the extent that any of the subject matters of Section 13.2(a) are covered by Section 13.2(b), the provisions of Section 13.2(b) shall govern in respect of the requirements for approval, consent or agreement, as the case may be.

(d)

Agent's Discretion.  The Borrower acknowledges that the Agent's discretion to act on certain matters is restricted by this Section 13.2 and accordingly, where an obligation of reasonableness is imposed on the Agent in circumstances where a consent, approval or agreement, as the case may be, requires the approval of all Lenders, the Majority Lenders or a Majority of the Revolving Lenders under this Section 13.2, the obligation to act reasonably shall be imposed severally upon each of the Lenders and not on the Agent.

(e)

Authority of Agent.  Unless specifically provided for in Sections 13.2(a) and (b) and subject to Section 13.9, the Agent shall have full and complete authority and discretion to exercise all of the rights granted to it as Agent under or pursuant to the Loan Documents, and to perform all of its duties and obligations imposed upon it as Agent, which arise under or pursuant to the Loan Documents, without being obligated in any way to notify or consult with the Lenders or any one of them.  In furtherance thereof, each Lender irrevocably appoints and authorizes the Agent to exercise such powers, perform such duties, take such actions, make such decisions and determinations and give such consents under this Agreement as are required to be exercised, performed, taken, made, given or otherwise carried out by the Agent hereunder, together with all powers reasonably incidental thereto.  Notwithstanding anything to the contrary in this Agreement, the Agent shall not be required to exercise any discretion or to take or to refrain from taking any action in any manner which is contrary to the Loan Documents, to any other agreement among the Lenders in relation to the Credit Facilities or to Applicable Law.

(f)

Agent's Consent.  Any waiver of or amendment to any provision of the Loan Documents which relates to the rights, duties, powers, discretions or obligations of the Agent shall require the agreement of the Agent thereto.

(g)

Requests by the Borrower.  If the Borrower makes a request to the Agent for a determination governed by this Section 13.2, the Agent and the Lenders shall use commercially reasonable efforts to make such determination within the time reasonably requested by the Borrower, but shall not incur any liability for failing to do so.

13.3

Indemnity

(a)

The Lenders agree to fully and completely indemnify the Agent and its directors, officers, agents and employees (to the extent not actually reimbursed by the Borrower when the Borrower is required to do so) ratably according to their respective Individual Commitment Amounts from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature or kind whatsoever, including the remittance of any Taxes in connection with any payment received in its capacity as Agent, which may be imposed on, incurred by, or asserted against the Agent and its respective directors, officers, agents and employees in any way relating to or arising out of its role as agent to the Lenders or out of the Loan Documents and any other instruments and agreements referred to in them and including but not limited to any action or decision taken or omitted by the Agent under, pursuant to, or arising from the Loan Documents or any other instruments and agreements referred to in them, provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's fraudulent conduct, wilful misconduct or gross negligence.

(b)

Without limiting the generality of Section 13.3(a), each Lender shall reimburse the Agent and its directors, officers, agents and employees promptly upon demand for its ratable share as described in Section 13.3(a) of out-of-pocket expenses (including its legal fees and disbursements on a solicitor and its own client basis) incurred by the Agent and its directors, officers, agents and employees in connection with the determination or preservation of any rights of the Agent and the Lenders and each of their respective directors, officers, agents and employees, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Loan Documents or any other instruments and agreements referred to in them, to the extent that the Agent is not actually reimbursed for such expenses by the Borrower where the Borrower is required to do so.  In addition, the Agent may refrain without liability to the Lenders from exercising any right, power or discretion or taking any action to determine, protect or enforce the rights and remedies of any Lender under the Loan Documents or any other instruments and agreements referred to in them until it has been indemnified or secured to its satisfaction against any and all costs, losses, expenses or liabilities (including its legal fees and disbursements on a solicitor and its own client basis) which it would or might sustain or incur as a result of such exercise or action.

13.4

Exculpation

(a)

The Agent shall have no duties or responsibilities, implied by application of law or otherwise, except those expressly set out in this Agreement.  The Agent shall not be required to make any decision or take any action which may expose it to personal liability or which, in its sole discretion, may be contrary to this Agreement or any Applicable Law.  As between the Agent and each of the Lenders, neither the Agent nor any of its officers, directors, employees or agents shall be liable for any action taken or omitted to be taken under the Loan Documents or in connection with the Loan Documents, unless caused by their fraudulent conduct or wilful misconduct.  Nothing in this Agreement or any of the Loan Documents, expressed or implied, is intended to, or shall be construed in any way so as to, impose upon the Agent any obligation except as expressly set out in this Agreement or the Loan Documents.  Without limiting the generality of the foregoing, the Agent shall not be responsible for any calculation, recitals, statements, representations or warranties made by the Borrower or any Guarantor in the Loan Documents or which may be contained in any Loan Document subsequently entered into by the Agent or in any verbal or written information provided by the Borrower, any Guarantor or any other Subsidiary thereof for the benefit of the Lenders or for the authorization, execution, effectiveness, genuineness, validity or enforceability of the Loan Documents or any other instruments and agreements referred to therein and shall not be required to make any inquiry or investigation concerning the performance, compliance or observance of any of the terms, provisions or conditions of the Loan Documents or any other instruments or agreements referred to therein or arising therefrom.

(b)

Each of the Lenders severally represents and warrants to the Agent that it has made and shall continue to make such independent investigation of the financial condition and affairs of the Borrower and the Guarantors as such Lender deems for itself to be appropriate in connection with any of the Loan Documents and the making and continuance of Advances under the Credit Facilities, that such Lender has and shall continue to make its own appraisal of the creditworthiness of the Borrower and the Guarantors and that such Lender in connection with such investigation and appraisal has not relied upon any information provided to such Lender by the Agent, including any legal advice provided to the Agent by its counsel.  The Agent may at any time request instructions or directions from the Lenders with respect to any actions or approvals which, by the terms of this Agreement, the Agent is permitted or required to take or to grant, and the Agent shall be absolutely entitled to refrain from taking any action or to withhold any approval and shall not be under any liability whatsoever to any Lender for refraining from taking any action or withholding any approval under the Loan Documents until it has received such written instructions or directions from the Lenders.  No Lender shall have any right of action or recourse whatsoever against the Agent as a result of the Agent acting or refraining from acting under any of the Loan Documents in accordance with instructions or directions received from the Lenders.  The Lenders have reviewed the consequences of entering into and performing obligations and receiving amounts under this Agreement, including the Canadian income tax consequences in respect thereof, and are not relying on any information provided by the Agent, including any legal or tax advice provided to the Agent by its counsel.

(c)

The Agent may consult with its own legal counsel, Borrower's Counsel, independent public accountants and other experts and advisors selected by it and shall not be liable for any action taken or omitted to be taken in good faith in accordance with the advice of such counsel, accountants, experts or advisors.

(d)

The Agent does not make any warranty or representation to any Lender and is not responsible to any Lender for the accuracy or completeness of any information or data made available to the Lender in connection with the syndication of the Credit Facilities, or for any statements, warranties or representations (whether written or oral) made in or in connection with any of the Loan Documents.  The Agent shall have no duty to ascertain or to enquire as to the performance or observation of any of the terms, covenants or conditions of the Loan Documents, where applicable.  The Agent shall not be responsible to any Lender for the due execution, legality, validity, enforcement, genuineness, sufficiency or value of any of the Loan Documents and shall not have any duty to procure funds for any payment required hereunder, including, without limitation, by charging any account of the Borrower maintained with the Agent for any amount due to the Lenders hereunder.

13.5

Reliance

The Agent shall not incur any liability under or in respect of the Loan Documents by acting upon any notice, consent, statement, certificate or other instrument or writing (including, without limitation, any writing delivered by telegram, telecopy, facsimile, cable, telex or e-mail) or telephone conversation in good faith believed by it to be genuine, in accordance with the applicable agreement and signed, sent or made by the party or parties believed by the Agent to be the proper party or parties.

13.6

Exchange of Information

The Borrower agrees that the Agent, BNS, as lender under the Operating Credit Agreement, and each Lender may provide to BNS, the other Lenders or the Agent such information as is provided by the Borrower to the Agent, BNS or any Lender pursuant to the provisions of any of the Loan Documents, the Operating Credit Agreement or the Lender Risk Management Agreements concerning the financial position, property and operations of the Borrower, the Trust or any Subsidiary thereof as, in the opinion of the Agent or such Lender, is relevant to the ability of the Borrower or the Guarantors to fulfill its or their obligations under or in connection with any of such Loan Documents, provided that none of the Agent, BNS or any Lender shall be under any obligation to disclose any information to each other in respect of the Borrower or any Guarantor other than providing to such other party copies of any Loan Documents, the financial information delivered by the Borrower or any Guarantor pursuant to any such documents and copies of any certificates and opinions delivered by the Borrower or any Guarantor pursuant to any Loan Documents.

13.7

Agent as Lender and Dealings with Borrower

With respect to its Individual Commitment Amount and any Accommodation granted by it under the Credit Facilities, the Agent shall have the same rights and powers under the Loan Documents, where applicable, as any other Lender and may exercise the same as though it were not the Agent, and the term "Lenders" or any similar terms shall, unless expressly stated otherwise, include the Agent in its individual capacity and to the extent of its Individual Commitment Amount.  It is understood and agreed by all of the Lenders that the Agent may accept deposits from, lend money to, and generally engage in banking business with the Borrower as if it were not the Agent or a Lender, as the case may be, under this Agreement and shall not have any duty to account therefor to the Lenders or to share with the Lenders any information acquired in the course of engaging in such business with the Borrower.

13.8

Resignation and Replacement of Agent

(a)

If at any time the Agent deems it advisable, it may deliver to each of the Lenders and the Borrower written notification of its resignation insofar as it acts as agent for and on behalf of the Lenders pursuant to this Agreement, such resignation to be effective upon the date of the appointment by the Majority Lenders of a successor acceptable to the Borrower, acting reasonably, such appointment to be promptly made.  If no such appointment has been made within thirty (30) days of the Agent's written notification of resignation, the resigning Agent, the Borrower, or any Lender, may apply to a court having jurisdiction in the matter and on notice to the other Parties, for an order appointing a replacement agent.  The appointment of the replacement agent shall be conditional upon the replacement agent becoming a Lender and agreeing to be bound by the Loan Documents.

(b)

Subject to the conditions set forth in this Section 13.8, the Majority Lenders, with the consent of the Borrower, which consent shall not be unreasonably withheld, may, with cause, replace the Agent by appointment of another Lender as replacement agent, such replacement to be effective thirty (30) days following delivery to the Borrower, the Agent and each of the Lenders of an instrument in writing to that effect signed by the Majority Lenders, the replacement agent and the Borrower.  Any successor or replacement agent, unless otherwise unanimously agreed by the Lenders and the Borrower, shall be a Schedule I Bank.

(c)

Upon the acceptance of any appointment as Agent by a successor or replacement agent, such successor or replacement agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring or replaced agent as Agent, and the retiring or replaced agent shall be discharged from its duties and obligations under this Agreement as Agent.  After any retiring or replaced agent's resignation or removal hereunder as the Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the retiring or replaced agent while it was acting as the Agent.

13.9

Instructions by Lenders

(a)

A meeting of Lenders may be called by the Agent and shall be called by the Agent upon the request of one (1) or more Lenders holding in the aggregate not less than 20% of the Total Commitment Amount, or upon the request of the Borrower.  Every such meeting shall be held in Calgary, Alberta or at such other place as the Agent and the Borrower may approve, each acting reasonably.  At least five (5) Business Days' notice of the time and place of any such meeting shall be given to the Lenders and shall include or be accompanied by a draft of each resolution to be submitted to such meeting, but the notice may state that such draft is subject to amendment at the meeting or any adjournment thereof.  The Lenders who are present in person or by proxy at the time and place specified in the notice shall constitute a quorum.  The Agent shall nominate a person to be chairman of the meeting.  Upon every poll taken at any such meeting every Lender who is present in person or represented by a proxy duly appointed in writing (who need not be a Lender) shall be entitled to one vote for every dollar of such Lender's Individual Commitment Amount.

(b)

In respect of all matters concerning the convening, holding and adjourning of Lenders' meetings, the form, execution and deposit of instruments appointing proxies and all other relevant matters, the Agent may from time to time make such reasonable regulations not inconsistent with this Section 13.9 as it shall deem expedient and any regulations so made by the Agent shall be binding upon the Borrower and the Lenders.  A resolution passed by a Majority of Lenders in respect of matters set forth in Section 13.2(a) or in respect of all other matters pursuant to this Section 13.9(b) or all the Lenders in respect of matters set forth in Section 13.2(b) shall be binding upon all Lenders and the Agent (subject to the provisions for the Agent's indemnity herein contained) shall be bound to give effect thereto accordingly.

(c)

A written resolution in lieu of a meeting of the Lenders signed by the required majority of Lenders as required under this Agreement, shall be binding on the Lenders and the Agent as to the matters resolved thereunder.

(d)

For the purposes of this Section 13.9, a Swap Lender shall have no right to participate in any meeting or sign any resolution in lieu thereof, but any resolution passed by the Lenders (other than such Swap Lender) shall be binding upon such Swap Lender.

13.10

Arrangements for Repayment of Accommodation

The Agent shall, upon receipt by it of payments from the Borrower on account of principal, interest, fees or any other payment made to the Agent on behalf of the Lenders, pay over to each Lender the amount to which it is entitled under this Agreement.  Such payment shall be made promptly following receipt and, in any event, the Agent shall use reasonable efforts to pay to each Lender at the applicable Lender's Branch of Account such amount on the same Business Day as such amount is received by the Agent.

13.11

Repayment by Lenders to Agent

(a)

Unless the Agent has been notified in writing by the Borrower at least one (1) Business Day prior to the date on which any payment to be made by the Borrower under this Agreement is due that the Borrower does not intend to remit such payment, the Agent may, in its discretion, assume that the Borrower shall remit such payment when so due and the Agent may, in its discretion and in reliance upon such assumption, make available to each Lender on such payment date an amount equal to such Lender's ratable portion of such payment.  If the Borrower does not in fact remit such payment to the Agent, without restricting the obligation of the Borrower to make such payment, the Agent shall promptly notify each Lender and each such Lender shall forthwith on demand by the Agent repay to the Agent the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice for such advances to financial institutions of like standing to such Lender, but in any event at a rate no greater than the usual interbank offered rate for the sale of deposits in the applicable currency.  Section 13.18 shall not apply to this Section 13.11(a).

(b)

Unless the Agent has been notified in writing by a Lender at least one (1) Business Day prior to the date of any Advance that such Lender does not intend to make available its proportion of any Accommodation, the Agent may, in its discretion, assume that such Lender shall remit funds to the Agent and the Agent may, in its discretion and in reliance upon such assumption, make available to the Borrower on the date of any Advance an amount equal to such Lender's proportion of such Accommodation.  If a Lender does not in fact remit such funds to the Agent, without restricting the obligation of such Lender to make such funds available and its liability for damages or otherwise as a result of the failure to do so, the Agent shall promptly notify such Lender and the Borrower, and the Borrower shall forthwith on demand by the Agent repay to the Agent the amount made available to it by the Agent on behalf of such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender and the Borrower) in accordance with the Agent's usual banking practice for advances to financial institutions of like standing to such Lender, but in any event, at a rate no greater than the usual interbank offered rate for the sale of deposits in the applicable currency.

13.12

Dealings by Agent

Subject to Sections 13.2 and 13.9 and unless otherwise expressly provided herein, the Agent may grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower, its debtors, sureties and others and any securities as it may see fit without prejudice to the liability of the Borrower under the Loan Documents or the Lenders' rights thereunder.

13.13

Dealings with Agent and Others

The Borrower shall only be required to deal with the Agent and in the absence of notice or knowledge of a lack of authority of the Agent to act for and on behalf of the Lenders in respect of any matter arising under the Loan Documents, the Borrower shall be entitled to conclusively assume that any certificate, directive or other writing of the Agent for and on behalf of the Lenders in connection with such matter has been duly authorized by the Lenders in accordance with this Agreement.

13.14

Consent or Approval of a Lender

Where the consent, approval or agreement of a Lender in respect of any matter under this Agreement is required pursuant to the terms of this Agreement including, without limitation, Section 13.2, such consent, approval or agreement shall be deemed to be withheld by that Lender if that Lender does not provide such consent, approval or agreement within 15 Business Days of being requested to do so by the Borrower or the Agent, as applicable, or if this Agreement provides for a shorter time period in respect of such matter, within the time provided hereunder.

13.15

Lenders' Obligations Several

The duties, obligations and liabilities of each Lender under or arising pursuant to this Agreement are and shall at all times be several in nature and not joint or collective or joint and several.  Without limiting in any way the generality of the foregoing, if more than one Lender is found to be liable under the Loan Documents, each such Lender shall be liable only for its proportionate share of the costs, expenses, liabilities or damages incurred under or arising out of the Loan Documents and such proportionate share shall be based upon each such Lender's Individual Commitment Amount relative to the aggregate of the Individual Commitment Amounts of all such Lenders so liable under the Loan Documents.

13.16

Amendment of Article 13

The provisions of this Article 13, other than Section 13.2, 13.6, 13.8 and this Section 13.16, may be amended or added to, from time to time, by execution by the Lenders of an instrument in writing and such instrument in writing shall validly and effectively amend or add to any such provisions of this Article 13 without requiring the execution of such instrument in writing by the Borrower provided such amendment or addition does not adversely affect or alter the rights or obligations of the Borrower hereunder.  The Lenders and the Agent shall furnish to the Borrower a copy of any such instrument in writing amending any such provisions of Article 13.

13.17

Adjustments Among Lenders

(a)

Each of the Revolving Credit Facility Lenders agrees that, after an acceleration pursuant to Section 12.2, it will at any time or from time to time upon the request of the Agent, as required by any Revolving Credit Facility Lender, purchase portions of the Revolving Credit Facility Advances made available by the other Revolving Credit Facility Lenders which remain outstanding and make any other adjustments which may be necessary or appropriate, in order that the amount of Revolving Credit Facility Advances made available by each Revolving Credit Facility Lender which remain outstanding, as adjusted pursuant to this Section 13.17, will be in the same proportion as the Revolving Credit Facility Individual Commitment Amount of such Revolving Credit Facility Lender is to the Revolving Credit Facility Commitment Amount.

(b)

Each of the Second-Lien Credit Facility Lenders agrees that, after an acceleration pursuant to Section 12.2, it will at any time or from time to time upon the request of the Agent, as required by any Second-Lien Credit Facility Lender, purchase portions of the Second-Lien Credit Facility Advances made available by the other Second-Lien Credit Facility Lenders which remain outstanding and make any other adjustments which may be necessary in order that the Second-Lien Credit Facility Advances made available by each Second-Lien Credit Facility Lender which remain outstanding, as adjusted pursuant to this Section 13.17, will be in the same proportion as the Second-Lien Credit Facility Individual Commitment Amount of such Second-Lien Credit Facility Lender is to the Second-Lien Credit Facility Commitment Amount.

(c)

The Lenders agree that, after an acceleration pursuant to Section 12.2, the amount of any repayment made by the Borrower under the Loan Documents, the Operating Credit Agreement or the Lender Risk Management Agreements (including pursuant to any Risk Management Liens securing Lender Risk Management Obligations) and the amount of any proceeds from the exercise of any rights or remedies of the Lenders thereunder which are to be applied against amounts owing thereunder, will be so applied in a manner so that to the extent possible:

(i)

the amount of Revolving Credit Facility Advances made available by each Revolving Credit Facility Lender which remains outstanding after giving effect to such application will be in the same proportion as the Revolving Credit Facility Individual Commitment Amount of such Revolving Credit Facility Lender is to the Revolving Credit Facility Commitment Amount;

(ii)

the amount of the Second-Lien Credit Facility Advances made by each Second-Lien Credit Facility Lender which remains outstanding after giving effect to such application will be in the same proportion as the Second-Lien Credit Facility Individual Commitment Amount of such Second-Lien Credit Facility Lender is to the Second-Lien Credit Facility Commitment Amount.

(d)

Notwithstanding anything contained in this Section 13.17, there shall not be taken into account for the purposes of computing any amount payable to any Lender pursuant to this Section 13.17 any amount which a Lender receives as a result of any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of any monies owing by the Borrower to such Lender other than on account of liabilities arising under the Loan Documents, the Operating Credit Agreement or the Lender Risk Management Agreements; provided that, if at any time a Lender (the "Purchasing Bank") receives any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) (an "Amount") on account of:

(i)

the Revolving Credit Facility Obligations, the Other Obligations, the Operating Obligations or the Lender Risk Management Obligations (including, without limitation, as a result of exercising any Risk Management Liens in favour of a Revolving Credit Facility Lender), the Purchasing Bank shall purchase from the other Revolving Credit Facility Lenders (in accordance with their respective Revolving Credit Facility Individual Commitment Amounts in relation to the Revolving Credit Facility Commitment Amount) pursuant to Section 13.17(a), an amount of Revolving Credit Facility Advances owing to each other Revolving Credit Facility Lender that is equal to the same proportion as that Revolving Credit Facility Lender's Individual Commitment Amount is to the Revolving Credit Facility Commitment Amount; and

(ii)

on account of the Second-Lien Credit Facility Obligations, the Purchasing Bank shall purchase from the other Second-Lien Credit Facility Lenders in accordance with their respective Second-Lien Credit Facility Individual Commitment Amounts in relation to the Second-Lien Credit Facility Commitments, pursuant to Section 13.17(b), an amount that is equal to the same proportion as that Second-Lien Credit Facility Lender's Individual Commitment Amount is to the Second-Lien Credit Facility Commitment Amount.

(e)

The Borrower agrees to be bound by and, at the request of the Agent, to do all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to Section 2.4(b) and this Section 13.17 but shall incur no increased liabilities or costs by reason thereof.

(f)

For the purposes of this Section 13.17, the Revolving Credit Facility Individual Commitment Amount of BNS and the Revolving Credit Facility Commitment Amount shall include the amount of the Operating Commitment, and the Revolving Credit Facility Advances of BNS shall include the Operating Obligations.

(g)

For the purposes of Sections 13.15, 13.17(b) and 13.17(c), the Advances and the Revolving Credit Facility Individual Commitment Amount of each Lender, and the Revolving Credit Facility Commitment Amount, shall include the amount of the Lender Risk Management Obligations owed to it, determined in accordance with the relevant Lender Risk Management Agreement.  Forthwith upon a Lender calculating the amount of such Lender Risk Management Obligations, such Lender shall deliver to the Agent the amount and reasonable details of the calculation thereof, together with true copies of all Lender Risk Management Agreements to which it is party.

13.18

Interest on Payments in Arrears

(a)

Notwithstanding any other provision of this Agreement, interest shall be paid by the Parties as follows as between the Agent and the Lenders only, on amounts which:

(i)

the Agent or a Lender has actively incurred as an out-of-pocket expense for which another Party has an obligation under this Agreement to reimburse the Agent or the Lender; or

(ii)

the Agent receives from the Borrower which are payable to the Lenders by the Agent;

at the then applicable interbank rate for Canadian Dollars or U.S. Dollars, as the case may be, from and including the day on which the payment was due, but excluding the day on which the payment is made.

(b)

All interest referred to in this Section 13.18 shall be simple interest calculated daily on the basis of a 365 day Year (or in the case of a leap Year, a 366 day Year).

ARTICLE 14
ASSIGNMENT

14.1

Assignment of Interests by the Borrower

This Agreement shall not be assignable, in whole or in part, by the Borrower, without the prior written consent of all the Lenders.

14.2

Assignment by a Lender

Any Lender may assign its interest in either of the Credit Facilities and in the Loan Documents with the consent of the Borrower and the Agent, which consent shall not be unreasonably withheld or delayed.  No assignment shall be permitted unless the Individual Commitment Amount of the assigning Lender, if it retains any interest as a Lender, is not less than $5,000,000, the Individual Commitment Amount of the assignee is not less than $5,000,000 and the assignee is a resident of Canada for the purposes of the Income Tax Act, provided that the consent of the Borrower to an assignment is not required, and such Lender may assign to an assignee who is not a resident of Canada for the purposes of the Income Tax Act, upon the occurrence and during the continuance of an Event of Default.  In order for any such assignment to be effective, notice of such assignment, together with the particulars of any outstanding Lender Risk Management Transactions to which such Lender is party (which particulars are satisfactory to the Agent, acting reasonably), must be given to the Agent accompanied by payment by the assignor to the Agent of an administrative fee of $5,000.

14.3

Liability of Assigning Lender

To the extent that a Lender sells, assigns or transfers any portion of its interest in either of the Credit Facilities and the Loan Documents pursuant to the terms hereof, such Lender shall be fully released and forever discharged of any and all of its covenants and obligations under the Loan Documents accruing from and after the date of the assignment in respect of that portion of the Credit Facility or Credit Facilities so sold, assigned or transferred and the Borrower's recourse under the Loan Documents in respect of such portion of the Credit Facility or Credit Facilities so sold from and after such date shall be to the assignee Lender only and that assignee Lender's successors and permitted assigns.

14.4

Assignment and Acceptance

Upon the assignment by any Lender of all or a portion of its interest in either of the Credit Facilities and in the Loan Documents, which assignment complies with Section 14.2, or upon the replacement of an Affected Lender pursuant to Article 15, the Lender assigning its interest in the Credit Facility or Credit Facilities so assigned and the Loan Documents and the assignee acquiring such interest shall execute an Assignment and Acceptance in the form of Schedule F and the assigning Lender shall promptly cause original copies of the Assignment and Acceptance to be delivered to the Agent.  The Agent shall deliver 3 original copies of the Assignment and Acceptance to the Borrower who shall promptly execute same and deliver two fully executed copies thereof to the Agent.  Provided that all the conditions to assignment contained in Section 14.2 or 15.2, as the case may be, have been satisfied, then upon the execution of the Assignment and Acceptance by the assigning Lender and the assignee and delivery thereof to the Agent (and irrespective of whether the Borrower has executed and delivered same) the assignee thereunder shall automatically become a Party to this Agreement as a Lender to the extent and nature of the Individual Commitment Amount assigned to the assignee.

14.5

Participations

Each Lender may sell participations to one or more financial institutions or other persons in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Individual Commitment Amount), provided that the Lender granting a participation shall promptly notify the Borrower and the Agent of the identity of the participant and the amount of that participation.  Any such participant shall not become a Lender and:

(a)

the obligations of a Lender which has granted a participation under this Agreement (including, without limitation, its Individual Commitment Amount) shall remain unchanged;

(b)

such Lender shall remain solely responsible to the other Parties hereto for the performance of such obligations;

(c)

the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with the Lender in connection with the Lender's rights and obligations under this Agreement; and

(d)

no participant shall have any right to approve any amendment or waiver of any provision of this Agreement, nor shall any consent or approval be required hereunder from a participant.

14.6

Continuing Indemnity and Lender Risk Management Transactions

(a)

Where any Lender assigns all of its interest in either or both of the Credit Facilities and in the Loan Documents pursuant to Articles 14 or 15, such assigning Lender shall retain its rights to be indemnified under Section 6.5 and 6.6 (subject to Section 16.8) and where such assigning Lender is a party to one or more Lender Risk Management Agreements as of the date of such assignment which are not assigned, such assigning Lender shall continue to be a Lender for the following purposes:

(i)

the Security shall continue to secure the Lender Risk Management Obligations under such Lender Risk Management Agreements; and

(ii)

the assigning Lender's consent shall be required for any amendment contemplated by clause 13.2(b)(i)(J).

(b)

Any Swap Lender that is a Subsidiary of a Lender providing accommodations hereunder shall appoint its parent Lender as its attorney and representative for the purposes of dealing with the Agent, any other Lender and the Borrower and exercising or enforcing any rights or remedies hereunder or under the Security, and such Swap Lender shall not be entitled to do so except through such Lender as its attorney.

(c)

Where any Swap Lender assigns all or any part of its interest under a Lender Risk Management Transaction as permitted by the applicable Lender Risk Management Agreement, the Lender Risk Management Obligations thereunder shall cease to be secured by the Security unless such assignment is to (i) the Swap Lender's parent Lender, (ii) an assignee Lender which became a Lender pursuant to an assignment under Articles 14 or 15 from the Swap Lender's parent Lender, or (iii) a Subsidiary of an assignee Lender contemplated by clause (ii) of this paragraph.

ARTICLE 15
REPLACEMENT OF LENDER

15.1

Replacement of Lender

Subject to Section 15.2, if any of the following events occurs in respect of a Lender (the "Affected Lender"), the Borrower may, but need not, while the event is continuing:

(a)

prepay, without premium, penalty or bonus, any or all amounts owing to the Affected Lender and cancel any undrawn portion of the Affected Lender's Individual Commitment Amount, including any undrawn portion resulting from such prepayment; or

(b)

prepay, without premium, penalty or bonus, any or all amounts owing to the Affected Lender for the purpose of substituting for such Lender a replacement lender who agrees to become a Lender and who shall be entitled to an Individual Commitment Amount equal to the Affected Lender's Individual Commitment Amount, except that Bankers' Acceptances and LIBOR Loans shall not be prepaid prior to the maturity thereof (unless the Lenders are indemnified for any costs or expenses incurred as a result of such prepayment), if:

(c)

the circumstances set forth in Sections 6.1, 6.3(a) or 6.4(a) apply to a Lender and such Lender, in reliance on such Section, makes a claim against the Borrower under any of those Sections;

(d)

a Lender ceases to be, or is not, either a resident of Canada for purposes of the Income Tax Act or a Schedule III Bank (provided that during the continuance of an Event of Default, the Borrower may not exercise such right with respect to a Lender who has ceased to be a resident or Schedule III Bank);

(e)

a Revolving Lender refuses to agree to an extension of its Term Conversion Date pursuant to Section 5.2 in respect of its Revolving Credit Facility Individual Commitment Amount when a Majority of the Revolving Lenders have agreed to such extension of the Term Conversion Date; or

(f)

a Revolving Credit Facility Lender elects not to participate in a Drawdown for a Hostile Acquisition in accordance with Section 2.7, unless, pursuant to Section 2.7(e), the other Lenders fund the Non-Funding Lender's portion of the financing of the Hostile Acquisition which would otherwise have been funded by the Non-Funding Lender.

15.2

Restrictions on Replacement of Lenders

The Borrower shall only be entitled to replace an Affected Lender pursuant to Section 15.1 if the Borrower has paid to the Affected Lender all Obligations owing to that Lender including without limitation all amounts payable to the Lender by the Borrower pursuant to Article 6 or has arranged an assignment by the Affected Lender to the replacement Lender pursuant to Article 14.  Any replacement lender designated by the Borrower must be approved by the Agent acting reasonably and be either a resident of Canada for the purposes of the Income Tax Act or a Schedule III Bank.  If the Borrower does not designate a replacement lender who meets the criteria set forth in this Section 15.2, the Commitment Amount will permanently be reduced by the Affected Lender's Individual Commitment Amount.

15.3

Documentation Respecting Replacement Lender

If the Borrower has designated a replacement lender under Section 15.1 which complies with Section 15.2 and provided such replacement lender has agreed to become a Lender hereunder, the Affected Lender and the replacement lender shall execute and deliver to the Agent and the Borrower an Assignment and Acceptance and any other documents and instruments which in the opinion of the Agent and the Borrower, each acting reasonably, are necessary or advisable to cause the replacement lender to become a Party to and Lender under the Loan Documents, as applicable, and the Affected Lender shall do all such acts and things as in the opinion of the Agent and the Borrower, each acting reasonably, are required to carry out the intent of the foregoing.

15.4

Power of Attorney for Affected Lender

Each Lender, if it becomes an Affected Lender, hereby irrevocably appoints and constitutes the Agent as its attorney to execute and deliver all documents and instruments and to do all acts and things in its place and stead and to enter into any and all such documentation as the Agent and the Borrower, each acting reasonably, determine may be necessary or advisable to give effect to the provisions of Sections 15.1, 15.2 and 15.3.  Notwithstanding the foregoing, the Agent may, in its sole discretion, refuse to exercise any of the powers and rights arising from such power of attorney.

ARTICLE 16
MISCELLANEOUS

16.1

Notices

Unless otherwise provided hereunder, any notice, consent, waiver, determination, demand or other communication required or permitted to be given or made hereunder, shall be in writing and shall be sufficiently given or made if:

(a)

hand delivered at the relevant address set forth below; or

(b)

telecopied or sent by other means of recorded electronic communication; and

if to the Agent in its capacity as Agent, other than in respect of Notices of Drawdown and Notices of Rollover/Conversion, addressed to BNS at:

The Bank of Nova Scotia

Syndications

44 King Street West

16th Floor

Toronto, Ontario M5H 1H1

Telecopier Number:

(416) 866-3329

Attention:

Director

with a copy to:

Scotia Capital

Oil, Gas and Pipelines

Suite 2000

700 – 2nd Street S.W.

Calgary, Alberta T2P 2W1

Telecopier Number:

(403) 221-6497

Attention:

Director

if to the Agent in its capacity as Agent, in respect of Notices of Drawdown and Notices of Rollover/Conversion, addressed to BNS at:

The Bank of Nova Scotia

IBD, Loan Administration and Agency Services

44 King Street West

Central Mail Room

Toronto, Ontario M5H 1H2

Telecopier Number:

(416) 866-5991

Attention:

Senior Manager

if to the Borrower, addressed to:

Enterra Energy Corp.

Suite 2600, 500-4th Avenue S.W.

Calgary, Alberta T2P 2V6

Telecopier Number:

(403) 294-1197

Attention:

Mr. Victor Roskey

Senior Vice President and Chief Financial Officer

if to a Lender, addressed at the address shown in Schedule "G" opposite the name of such Lender or the address of such Lender as set forth in the Assignment and Acceptance Agreement whereby such Lender became a Lender.  Each Party covenants to accept service of judicial proceedings arising under this Agreement at its respective address set forth herein.  Any notice or other communication so given or made shall be deemed to have been given or made on the same day and to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by telecopy or other recorded means of electronic communication, as the case may be, provided such day is a Business Day and that such notice is received by the Person notified prior to 4:00 p.m. local time and, if such day is not a Business Day or if notice is received by the Person notified after 4:00 p.m. local time, on the first Business Day thereafter.

Each Party may change its address and telecopier number for purposes of this Section 16.1 by written notice, given in the manner provided in this Section 16.1 to the other Parties and such change shall be effective upon the date the notice shall be deemed to be received pursuant to the provisions of this Section 16.1.

16.2

Telephone Instructions

Any telephone instructions given by the Borrower in relation to this Agreement shall be at the risk of the Borrower and neither the Agent nor any Lender shall have any liability for any error or omission in such telephone instructions or the interpretation or execution thereof by the Agent, provided the Agent acted without gross negligence in the circumstances.  The Agent shall notify the Borrower of any conflict or inconsistency between any written confirmation of such telephone instructions received from the Borrower and the said telephone advice as soon as practicable after the conflict or inconsistency becomes apparent to the Agent.

16.3

Judgment Currency

If, for the purposes of obtaining judgment in any court, it is necessary to convert an amount due hereunder in the First Currency into a Second Currency, the rate of exchange used shall be the Spot Rate at the relevant time to purchase the First Currency with the Second Currency and includes any premium and costs of exchange payable in connection with such purchase.  Each Party's (the "First Party") obligation in respect of any First Currency due from it to another Party hereunder shall, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Business Day following the receipt of any sum so paid or adjudged to be due hereunder in the Second Currency the other Party may, in accordance with normal banking procedures, purchase the First Currency with the amount of the Second Currency so paid or so adjudicated to be due; and if the amount of the First Currency so purchased is less than the amount originally due in the First Currency, the First Party agrees that the deficiency shall be a separate obligation of it, independent from its obligations under this Agreement, and shall constitute in favour of the other Party a cause of action which shall continue in full force and effect notwithstanding any such judgment or order to the contrary, and the First Party agrees, notwithstanding any such payment or judgment, to indemnify the other Party against any such loss or deficiency.  If the amount of the First Currency so purchased is more than the amount originally due in the First Currency, the other Party shall be obligated to pay to the First Party the amount of such surplus.

16.4

Further Assurances

The Borrower shall, from time to time, at its own cost and expense, execute or cause to be executed all such further documents and do or cause to be done all things which are necessary to give effect to the provisions of this Agreement.

16.5

Waiver of Laws

To the extent legally permissible, the Borrower hereby irrevocably and absolutely waives the provisions of the statutes of any applicable jurisdiction which may be inconsistent at any time with the enforcement of this Agreement and the other Loan Documents in accordance with their respective terms.

16.6

Attornment and Waiver of Jury Trial

The Parties do hereby irrevocably:

(a)

submit and attorn to the non-exclusive jurisdiction of the Courts of the Province of Alberta for all matters arising out of or relating to this Agreement or any of the transactions contemplated hereby; and

(b)

waive any right they may have to, or to apply for, trial by jury in connection with any matter, action, proceeding, claim or counterclaim arising out of or relating to this Agreement or any of the transactions contemplated hereby.

16.7

Set-Off

(a)

Without limiting any rights now or hereafter granted under Applicable Law, upon the occurrence and during the continuation of an Event of Default and without prior notice to any Party, the Lenders, or any one of them, are hereby authorized to set-off and to appropriate and apply any and all indebtedness, liabilities or obligations at any time held by or owing by the Lenders or any one of them to or for the credit of or the account of the Borrower arising under this Agreement against and on account of any Obligations.

(b)

If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any set-off or otherwise) in respect of any Obligations, any Operating Obligations or any Lender Risk Management Obligations owed to it in excess of what it is otherwise entitled to receive, such Lender shall forthwith pay such excess to the Agent, and the Agent upon receipt thereof, shall distribute and pay to the Lenders, in a timely fashion, their proportionate share of such excess in accordance with this Agreement.

16.8

Survival of Indemnities

The indemnity of the Borrower contained in Sections 6.5 or 6.6 shall survive for a period of two (2) Years from the later of the repayment in full of the Obligations and Accommodations ceasing to be available hereunder.

16.9

Payments Due on Business Day

Whenever any payment hereunder shall be due on a day other than a Business Day such payment shall, unless this Agreement otherwise expressly specifies, be made on the next succeeding Business Day and such extension of time shall in such case be included in the computation of payment of interest hereunder.

16.10

Whole Agreement

This Agreement constitutes the whole and entire agreement between the Parties and cancels and supersedes any prior agreements, undertakings, declarations, representations and warranties, written or verbal, in respect of the subject matter of this Agreement.

16.11

Paramountcy

In the event of a conflict between the terms of this Agreement and any other Loan Document or the Operating Credit Agreement, the terms of this Agreement shall govern and prevail.

16.12

Tax Residency

Each Lender represents to the Borrower that it is a resident or deemed resident of Canada for the purposes of the Income Tax Act and that such Lender's booking address is as set forth on Schedule "G" and each Lender covenants to promptly notify the Borrower of any change in such booking address or residency.  In the case of: (i) any Lender that is a corporation (including a Schedule III Bank) ceasing to be or to be deemed to be a resident of Canada for the purposes of the Income Tax Act, or (ii) any other Lender ceasing to be a resident of Canada for the purposes of the Income Tax Act, then Section 6.1 shall not apply to any withholding Taxes levied by the Government of Canada or any province thereof on amounts payable to any such Lender which apply by reason of such Lender ceasing to be a resident of Canada for the purposes of the Income Tax Act.

16.13

Confidentiality

Each of the Lenders and the Agent acknowledges the confidential nature of the financial, operational and other information, reports and data provided and to be provided to them by the Borrower hereunder (the "Information") and agrees to hold the Information in confidence, and shall not discuss or disclose or allow access to, or transfer or transmit the Information to any Person, provided, however, that:

(a)

each of the Lenders and the Agent may disclose all or any part of the Information where such disclosure is required by Applicable Law, or in connection with any actual or threatened judicial, administrative or governmental proceeding, provided that in any such circumstance the Lenders or the Agent, as soon as reasonably practicable, shall advise the Borrower of their obligation to disclose such Information in order to enable the Borrower, if it so chooses, to attempt to ensure that any such disclosure is made on a confidential basis (provided further that each of the Lenders and the Agent may disclose all or any part of the Information which it is required to disclose to the Office of the Superintendent of Financial Institutions, the Minister of Finance, the Bank of Canada, the Canada Deposit Insurance Corporation or any other Governmental Authority having regulatory authority in respect of it);

(b)

each of the Lenders and the Agent may disclose Information to each other and to their respective Affiliates, counsel, agents, employees and advisors, and in the case of any such agents and advisors, the Agent or the applicable Lender shall advise such Person of the confidential nature of the Information, and in respect of their Affiliates, such Affiliate undertake to the Agent or relevant Lender to maintain the confidentiality thereof in accordance with this Section 16.13;

(c)

each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential permitted assignee for the purposes of assignment pursuant to Articles 14 or 15 or any participant for the purposes of participation pursuant to Section 14.5, provided that such potential permitted assignee or participant shall have, for the benefit of the Borrower, previously provided to the Agent its written agreement to hold the Information under the same obligations of confidentiality as set forth in this Section 16.13 at all times prior to and, if applicable, after becoming a permitted assignee or participant;

(d)

each of the Lenders and the Agent may disclose all or any part of the Information so as to enable it to initiate and prosecute any action or proceeding against the Borrower or any Guarantor or to defend any action or proceeding commenced by the Borrower or any Guarantor, or exercise any other remedy with respect to, arising from, or under the Loan Documents, but only to the extent such disclosure is necessary or desirable for the initiation, prosecution and/or defence of such action or proceeding; and

(e)

each of the Lenders and the Agent may disclose all or any part of the Information in any other circumstance which constitutes an exception to any common law obligations of confidentiality of a bank to its customer.

Notwithstanding the foregoing, Information shall not include any such information:

(i)

which is or becomes readily available to the public (other than by a breach hereof or by a breach of an obligation of confidentiality imposed on a permitted assignee or participant or other person referred to in this Section 16.13) or which has been made readily available to the public by the Borrower or any Guarantor;

(ii)

which the Agent or any Lender can show was, prior to receipt thereof from the Borrower or any Guarantor, lawfully in its possession and not then subject to any obligation on its part to or for the benefit of the Borrower or Guarantor to maintain confidentiality; or

(iii)

which the Agent or any Lender received from a third party, prior to receipt thereof from the Borrower or Guarantor, which was not, to the knowledge of the Agent or such Lender, after due inquiry, subject to a duty of confidentiality to or for the benefit of the Borrower or Guarantor at the time the information was so received.

16.14

Application of Proceeds

Except as otherwise agreed to by the Lenders in their sole discretion and as otherwise expressly provided hereunder, all payments made by or on behalf of the Borrower or a Guarantor or received by the Agent or the Lenders pursuant to this Agreement, after acceleration pursuant to Section 12.2, shall be applied ratably, subject to adjustment in accordance with Section 13.17, among the Lenders and the Agent in accordance with amounts owed to the Lenders and the Agent in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a)

in payment of any amounts due and payable by way of recoverable expenses;

(b)

in payment of any amounts by way of any fees owing by the Borrower to the Agent incurred or payable to the Agent acting in such capacity;

(c)

in payment of any amounts due and payable as and by way of interest, Stamping Fees and Standby Fees, including any interest on overdue amounts; and

(d)

in payment of the other outstanding Obligations.

16.15

Amendment and Restatement of Existing Credit Agreement

It is the intent of the Parties, and the Parties hereby agree, that this Agreement does not constitute a novation, extinguishment or discharge of the indebtedness, liabilities and Obligations existing under the Existing Credit Agreement or evidence or constitute repayment of any such indebtedness, liabilities and Obligations, but that this Agreement shall constitute a modification, rearrangement, amendment and restatement of the Existing Credit Agreement and re-evidence the Obligations of the Borrower, as successor by amalgamation to the Original Borrower, outstanding thereunder.  As a consequence, this Agreement replaces and supercedes in its entirety the Existing Credit Agreement as the written evidence of the indebtedness, liabilities and Obligations of the Parties as so modified, rearranged, amended and restated.  It is the further intention of the Parties, and they do hereby agree, that the Security securing the Existing Credit Agreement and the Obligations thereunder shall not be impaired or released hereby but shall continue to exist and remain valid and in full force and effect as security (i) for this Agreement and all indebtedness, liabilities and Obligations hereunder; (ii) the Operating Obligations; and (iii) the Lender Risk Management Obligations.

16.16

Outstanding Obligations

(a)

The Borrower acknowledges, agrees, represents and warrants to each of the Lenders that as of the date of this Agreement, the Existing Credit Agreement is and as at the Effective Time the Existing Credit Facility shall be drawn and outstanding in the amounts and in the Accommodations specified in the confirmation provided by BNS pursuant to Section 8.1(d).

(b)

Each of the Parties acknowledges and agrees that at the Effective Time the outstanding principal obligations under the Existing Credit Facility shall be divided and allocated as follows:

(i)

Cdn $40,000,000.00 of Prime Rate Loans under the Existing Credit Facility shall be allocated to Second-Lien Credit Facility; and

(ii)

the balance of the Prime Rate Loans under the Existing Credit Facility and all the U.S. Base Rate Loans under the Existing Credit Facility shall be allocated to the Revolving Credit Facility.

(c)

Each of the Other Lenders covenants and agrees that promptly following the occurrence of the Effective Time it shall advance to BNS such amount as is required in order that the Principal Amount owed to each Lender in respect of the Revolving Credit Facility and the Second-Lien Credit Facility match the Individual Commitment Amounts of each Lender set forth in Schedule "G".

[THE BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]

Gowlings Draft #4

January 31, 2007

16.17

Counterpart Execution

This Agreement may be executed in any number of counterparts (including by way of facsimile, which shall be treated as originals for all purposes), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[SIGNING PAGES FOLLOW]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

BORROWER:		AGENT:

ENTERRA ENERGY CORP.		THE BANK OF NOVA SCOTIA
Per:		Per:
	Name: E. Keith Conrad (c/s)		Name: Richard D. Lee
	Title: President and Chief Executive Officer		Title: Managing Director
Per:		Per:
	Name: Victor Roskey		Name: Jeff Cebryk
	Title: Senior Vice President and Chief Financial Officer		Title: Director

LENDERS:

THE BANK OF NOVA SCOTIA		UNION BANK OF CALIFORNIA, N.A., CANADA BRANCH
Per:		Per:
	Name: Richard D. Lee		Name: Phil Taylor
	Title: Managing Director		Title: Senior Vice President
Per:
Name: Jeff Cebryk
Title: Director

HSBC BANK CANADA		WESTLB AG, TORONTO BRANCH
Per:		Per:
	Name:		Name:
	Title:		Title:
Per:		Per:
	Name:		Name:
	Title:		Title:

The provisions of this Agreement are acknowledged and consented and agreed to by the undersigned Guarantors and the undersigned Guarantors hereby confirm that the Guarantor Security provided by them, as applicable, remains in full force and effect:

Canadian Guarantors:

OLYMPIA TRUST COMPANY, in its capacity as trustee of ENTERRA ENERGY TRUST, by its administrator, ENTERRA ENERGY CORP.		ENTERRA ACQUISITIONS PARTNER INC.
Per:		Per:
	Name: Victor Roskey		Name: Victor Roskey
	Title: Senior Vice President and Chief Financial Officer		Title: Senior and Vice President Finance and Administration and Interim Chief Financial Officer
Per:
Name: E. Keith Conrad
Title: President and Chief Executive Officer

THE ENTERRA ENERGY COMMERCIAL TRUSTEES, in their capacity as trustees of ENTERRA ENERGY COMMERCIAL TRUST

Witness	E. Keith Conrad (seal)

Witness	Victor Roskey (seal)

ENTERRA PRODUCTION PARTNERSHIP, by its Managing Partner, ENTERRA ENERGY CORP.		ENTERRA ACQUISITIONS PARTNERSHIP, by its Managing Partner, ENTERRA ACQUISITIONS PARTNER INC.
Per:		Per:
	Name: Victor Roskey		Name: Victor Roskey
	Title: Senior Vice President and Chief Financial Officer		Title: Senior Vice President Finance and Administration and Interim Chief Financial Officer

ENTERRA ENERGY PARTNER CORP.		ENTERRA US HOLDINGS INC.
Per:		Per:
	Name: Victor Roskey		Name: Victor Roskey
	Title: Senior Vice President and Chief Financial Officer		Title: Senior Vice President Finance and Administration and Interim Chief Financial Officer

US Guarantors:

ENTERRA US ACQUISITIONS INC.		ROCKY MOUNTAIN GAS, INC.
Per:		Per:
	Name: E. Keith Conrad		Name: E. Keith Conrad
	Title: President and Chief Executive Officer		Title: President and Chief Executive Officer

RMG I, LLC		ENTERRA ACQUISITIONS CORP.
Per:		Per:
	Name: E. Keith Conrad		Name: E. Keith Conrad
	Title: President and Chief Executive Officer		Title: President and Chief Executive Officer

ALTEX ENERGY CORPORATION
Per:
Name:
Title:

SCHEDULE "A"

ENTERRA ENERGY CORP.
SYNDICATED CREDIT AGREEMENT

BORROWING BASE CERTIFICATE

TO:	Enterra Energy Corp.
RE:

Syndicated Credit Agreement dated as of February 1, 2007 Enterra Energy Corp., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the "Agent") and The Bank of Nova Scotia and certain other institutions which are or which become lenders thereunder, as Lenders (as amended or restated from time to time, the "Credit Agreement")

Capitalized terms in this Borrowing Base Certificate shall have the meanings given to them in the Credit Agreement.

Pursuant to Article 7 of the Credit Agreement, the Agent confirms:

2.

The amount of the Borrowing Base Limit is Cdn. $_________________.

3.

Subject to any adjustment of the Borrowing Base Limit pursuant to Article 7 of the Credit Agreement, the amount of the Borrowing Base Limit referred to above shall be effective at the time specified in Article 7 of the Credit Agreement and shall continue in effect until there is a redetermination of, or adjustment to, the Borrowing Base Limit pursuant to Article 7 of the Credit Agreement.

Dated this _____ day of ______________________, ________.

THE BANK OF NOVA SCOTIA, as Agent on behalf of the Lenders
Per:
Name: Title:

Per:
Name: Title:

SCHEDULE "B"

ENTERRA ENERGY CORP.
SYNDICATED CREDIT AGREEMENT

NOTICE OF DRAWDOWN

TO:	The Bank of Nova Scotia, as Agent

RE:

Syndicated Credit Agreement dated as of February 1, 2007 Enterra Energy Corp., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the "Agent") and The Bank of Nova Scotia and certain other institutions which are or which become lenders thereunder, as Lenders (as amended or restated from time to time, the "Credit Agreement")

Capitalized terms in this Notice of Drawdown shall have the meanings given to them in the Credit Agreement.

1.

The Borrower hereby certifies that:

(a)

no event or circumstance has occurred and is continuing which constitutes, or with the giving of notice, lapse of time or both, would constitute an Event of Default;

(b)

all representations and warranties of the Borrower referred to in Section 10.2 of the Credit Agreement, except those stated as at a specific date, are true and accurate in all material respects on and as of the date hereof [except:  state exceptions, which will require waiver by Lenders in accordance with Sections 8.3 and 13.2].

2.

The Drawdown Date is the ___ day of ______________, _____.

3.

Pursuant to Article 2 of the Credit Agreement, the Borrower hereby irrevocably requests that the Agent and the Lenders make available to the Borrower the following Accommodations under the Revolving Credit Facility:

Canadian Dollars
Type of Accommodation	Principal Amount	Term
Prime Rate Loan		n/a
Bankers' Acceptances

U.S. Dollars
Type of Accommodation	Principal Amount	LIBOR Period/Term
U.S. Base Rate Loan		n/a
LIBOR loans

4.

5.

The Credit Facility in respect of which this Notice of Drawdown is given is the Revolving Credit Facility.

Dated this ____ day of _____________, ______, at _____ __.m., Calgary, Alberta time.

ENTERRA ENERGY CORP.
Per:
Name: Title:

SCHEDULE "C"

ENTERRA ENERGY CORP.
SYNDICATED CREDIT AGREEMENT

NOTICE OF CANCELLATION

TO:	The Bank of Nova Scotia, as Agent

RE:

Syndicated Credit Agreement dated as of February 1, 2007 Enterra Energy Corp., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the "Agent") and The Bank of Nova Scotia and certain other institutions which are or which become lenders thereunder, as Lenders (as amended or restated from time to time, the "Credit Agreement")

Capitalized terms in this Notice of Cancellation shall have the meanings given to them in the Credit Agreement.

Pursuant to Section 5.5 of the Credit Agreement, the undersigned hereby irrevocably gives notice to the Agent, effective five (5) Business Days following the day of the Notice of Cancellation, of a permanent cancellation of Cdn. $_________________ of the Revolving Credit Facility Commitment Amount, reducing the Revolving Credit Facility Commitment Amount to Cdn. $________________.

DATED this _____ day of ______________________, _______.

ENTERRA ENERGY CORP.
Per:
Name: Title:

SCHEDULE "D"

ENTERRA ENERGY CORP.
SYNDICATED CREDIT AGREEMENT

NOTICE OF ROLLOVER/CONVERSION

TO:	The Bank of Nova Scotia, as Agent

RE:

Syndicated Credit Agreement dated as of February 1, 2007 Enterra Energy Corp., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the "Agent") and The Bank of Nova Scotia and certain other institutions which are or which become lenders thereunder, as Lenders (as amended or restated from time to time, the "Credit Agreement")

Capitalized terms in this Notice of Rollover/Conversion shall have the meanings given to them in the Credit Agreement.

Pursuant to Section 2.5 or Section 2A.5, as applicable, of the Credit Agreement, the undersigned hereby irrevocably notifies the Agent:

1.

This Notice of Rollover/Conversion is given in respect of [the Revolving Credit Facility / the Second-Lien Credit Facility].

2.

That the Borrower will be:

(a)

rolling over the Accommodation described as:

Type of Accommodation:

Principal Amount:

Date of Maturity:

into the same Accommodation:

with a term of:

OR:

(b)

converting the Accommodation described as:

Type of Accommodation:

Principal Amount:

Date of Maturity:

into an Accommodation described as:

Type of Accommodation:

Principal Amount:

Date of Maturity:

effective the ____ day of __________, _______.

DATED this _____ day of ______________________, _______, at ______ a.m., Calgary, Alberta time.

ENTERRA ENERGY CORP.
Per:
Name: Title:

SCHEDULE "E"

ENTERRA ENERGY CORP.
SYNDICATED CREDIT AGREEMENT

COMPLIANCE CERTIFICATE

TO:	The Bank of Nova Scotia, as Agent

RE:

Syndicated Credit Agreement dated as of February 1, 2007 Enterra Energy Corp., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the "Agent") and The Bank of Nova Scotia and certain other institutions which are or which become lenders thereunder, as Lenders (as amended or restated from time to time, the "Credit Agreement")

Capitalized terms in this Compliance Certificate shall have the meanings given to them in the Credit Agreement, except for the term "Availments", which has the meaning given to it in the Operating Credit Agreement.

I, ___________________ of the City of Calgary, in the Province of Alberta, hereby certify on behalf of the Borrower and not in my personal capacity as follows:

1.

I am the __________________ of the Borrower.

2.

I am familiar with and have examined the provisions of the Credit Agreement and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower as I have deemed necessary for purposes of this Compliance Certificate.

3.

All of the representations and warranties of the Borrower referred to in Section 10.2 of the Credit Agreement are, as of the date hereof and except as expressed as of a specified date, true and correct in all material respects [except:  state exceptions].

4.

As of the date of this Compliance Certificate, no Event of Default has occurred under the Credit Agreement and no event or circumstances has occurred and is continuing which with notification or the lapse of time or both would constitute an Event of Default under the Credit Agreement.

5.

This Certificate and the calculations set forth in this paragraph 5 apply to the fiscal period ending ______________ , ______ and as of such date:

(a)

The ratio of:

(i)

Cash Flow over the 4 Quarters ending _______, ____ of:   $

(ii)

to Interest Expense over that same period of:

$

equals:

         :

(b)

The Consolidated Debt to Cash Flow Ratio as at ______________ (being the last day of the most recently ended Quarter) and being the ratio of:

(i)

Debt as at such date of :                                $

(ii)

to annualized Cash Flow as of such date:     $

equals:

             :

(c)

as at such date the aggregate of:

(i) the Revolving Credit Facility Principal Amount being:	$
(ii) the principal amount owing by the Borrower under the Operating Credit Facility (including the face amount of outstanding bankers acceptances and letters of credit) being:	$
totalling:	$	$
which does not exceed the Borrowing Base Limit as at such date, being:		$

(iii)

(d)

Attached hereto is a summary of all Risk Management Transactions entered into by the Borrower, setting out all Risk Management Liens (other than the Security) which are extant and the exposure, on a mark-to-market basis, of the Borrower as at the end of such Quarter, under all outstanding Risk Management Transactions.

6.

This Compliance Certificate is given by the undersigned officer in his capacity as an officer of the Borrower without personal liability.

DATED this _____ day of __________________ , _____________, at Calgary, Alberta.

ENTERRA ENERGY CORP.
Per:
Name: Title:

SCHEDULE "F"

ENTERRA ENERGY CORP.
SYNDICATED CREDIT AGREEMENT

ASSIGNMENT AND ACCEPTANCE

Reference is made to the Syndicated Credit Agreement dated as of February 1, 2007 between Enterra Energy Corp., as Borrower (the "Borrower"), The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the "Agent") and The Bank of Nova Scotia and certain other institutions which are or which become lenders thereunder, as Lenders (collectively the "Lenders") (as amended or restated form time to time, the "Credit Agreement").

Capitalized terms in this Assignment and Acceptance shall have the meanings given to them in the Credit Agreement.

The Assignor and the Assignee as described and defined on the execution page of this Assignment and Acceptance hereby agree as follows:

1.

Assignment.  The Assignor hereby sells and assigns, without recourse, (save and except in respect of the Assignor's representation and warranty set forth in Section 2(a) below) to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, the percentage interest (the "Assigned Interest") specified on Appendix 1 in and to that portion of the Assignor's rights and obligations under the Credit Agreement as of the Assignment Date (as defined below).  After giving effect to such sale and assignment, the Assignee's Individual Commitment Amount will be as set forth on Appendix 1 and the Assignee shall be a party to the Credit Agreement as a Lender with respect to the Assigned Interest.

2.

Assignor's Representations and Warranties.  The Assignor:

(a)

represents and warrants that it is the legal and beneficial owner of the Assigned Interest assigned by it hereunder and that such Assigned Interest is free and clear of any lien or security interest; and

(b)

makes no representation or warranty, other than as provided in this Assignment and Acceptance, and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document furnished pursuant thereto.

3.

Assignee's Confirmations.  The Assignee:

(a)

confirms that it has received a copy of the Credit Agreement, together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance;

(b)

agrees that it will, independently and without reliance on the Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement;

(c)

confirms that it is in compliance with the requirements of Section 16.12 of the Credit Agreement and that the Borrower may rely on this confirmation as evidence of such compliance;

(d)

appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Credit Agreement as are delegated to the Agent by the terms thereof, together with such powers and discretion as are reasonably incidental thereto;

(e)

specifies as its Branch of Account (the "Branch") the branch or office set forth beneath its name on Appendix 1 hereto.

4.

Outstanding Bankers' Acceptance.  If there are any Bankers' Acceptances accepted by the Assignor and outstanding as at the Assignment Date:

(a)

the Assignee hereby assumes a proportionate amount of the Assignor's obligations thereunder (the "Assignee's Portion") equal to the amount of the Assigned Interest multiplied by the face amounts of such Bankers' Acceptances and divided by the total amount of the Assignor's Individual Commitment Amount immediately before the assignment, as more particularly set out on the attached on Appendix 2 hereto;

(b)

the Assignee indemnifies the Assignor for any liabilities suffered by the Assignor under the Bankers' Acceptances as a result of the Assignee failing to pay to the Assignor the Assignee's Portion; and

(c)

in consideration of the Assignee's obligations under paragraph (a) and (b) of this section, the Assignor shall pay to the Assignee an indemnity fee in the amount of $__________, but the Assignee shall not be entitled to any portion of the Stamping Fee payable in respect of such Bankers' Acceptances.

5.

Effectiveness of Assignment.  Following the execution of this Assignment and Acceptance, it will be delivered (with a copy to the Borrower) to the Agent for acceptance and recording by the Agent.  The Effective Time for this Assignment and Acceptance (the "Assignment Date") shall be the date of acceptance hereof by the Agent, unless otherwise specified on Appendix 1 by the Agent.

6.

Governing Laws.  This Assignment and Acceptance shall be governed by and construed in accordance with the laws of the Province of Alberta and Canada applicable therein.

7.

Counterparts.  This Assignment and Acceptance may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of this Assignment and Acceptance by telecopier shall be effective as delivery of a manually executed counterpart of this Assignment and Acceptance.

IN WITNESS WHEREOF, the Assignor and the Assignee have caused this Assignment and Acceptance to be executed by their officers thereunto duly authorized as of the date specified thereon.

[NAME OF ASSIGNOR], as Assignor		[NAME OF ASSIGNEE], as Assignee
Per:		Per:
	Name: ___________________	Name: ___________________
	Title: ___________________	Title: ___________________
Per:		Per:
	Name: ___________________	Name: ___________________
	Title: ___________________	Title: ___________________

Dated as of the ____ day of _________, _____.		Dated as of the ____ day of ________, ____.
Branch of Account:

ACCEPTED as of the ____ day of _______, ____.

THE BANK OF NOVA SCOTIA as Agent for the Lenders under the Credit Agreement
Per:
Name: ___________________
Title: ___________________
Per:
Name: ___________________
Title: ___________________

ACKNOWLEDGMENT AND ACCEPTANCE

The assignment of the Assigned Interest referred to above and the Assignee becoming a party to the Credit Agreement as a Lender as of the Assignment Date is hereby acknowledged, consented and agreed to by the undersigned this _____ day of ________, ____.

ENTERRA ENERGY CORP.
Per:
Name: Title:

APPENDIX 1

to

ASSIGNMENT AND ACCEPTANCE

1.

Assignor's Individual Commitment Amount (before assignment):

(a)

under the Revolving Credit Facility:

(i)	As a percentage of the Revolving Credit Facility Commitment Amount
(ii)	As a Canadian Dollar amount	$

(b)

under the Second-Lien Credit Facility:

(i)	As a percentage of the Second-Lien Credit Facility Commitment Amount
(ii)	As a Canadian Dollar amount	$

2.

Assigned Interest (Assignee's Individual Commitment Amount after assignment):

(a)

under the Revolving Credit Facility:

(i)	As a percentage of the Revolving Credit Facility Commitment Amount
(ii)	As a Canadian Dollar amount	$

(b)

under the Second-Lien Credit Facility:

(i)	As a percentage of the Second-Lien Credit Facility Commitment Amount
(ii)	As a Canadian Dollar amount	$

3.

Assignor's remaining Individual Commitment Amount (after assignment):

(a)

under the Revolving Credit Facility:

(i)	As a percentage of the Revolving Credit Facility Commitment Amount
(ii)	As a Canadian Dollar amount	$

(b)

under the Second-Lien Credit Facility:

(i)	As a percentage of the Second-Lien Credit Facility Commitment Amount
(ii)	As a Canadian Dollar amount	$

4.

Total outstanding Advances under the Credit Facilities as of the date of execution by the Assignor and the Assignee:

(a)

under the Revolving Credit Facility:

		Assignor Portion (pre-assignment)	Total Outstanding Advances
(i)	U.S. Base Rate Loans	$ U.S.	$ U.S.
(ii)	Prime Rate Loans	$ Cdn.	$ Cdn.
(iii)	LIBOR Loans	$ U.S.	$ U.S.
(iv)	Bankers' Acceptances (face amounts thereof)	$ Cdn.	$ Cdn.

(b)

under the Second-Lien Credit Facility:

		Assignor Portion (pre-assignment)	Total Outstanding Advances
(i)	U.S. Base Rate Loans	$ U.S.	$ U.S.
(ii)	Prime Rate Loans	$ Cdn.	$ Cdn.
(iii)	LIBOR Loans	$ U.S.	$ U.S.
(iv)	Bankers' Acceptances (face amounts thereof)	$ Cdn.	$ Cdn.

5.

Assignment Date (if other than date of acceptance by the Agent):1

____________

6.

Assignee's Branch:

_____________________________

_____________________________

_____________________________

7.

Payment Instructions:

_____________________________

_____________________________

_____________________________

1

This date should be no earlier than five Business Days after the delivery of this Assignment and Acceptance to the Agent.

APPENDIX 2

to

ASSIGNMENT AND ACCEPTANCE

OUTSTANDING BANKERS' ACCEPTANCES

(a)

under the Revolving Credit Facility:

Lender	Commitment	Deemed Funded Amount on Closing	Current Funded Amount	Over/(Under) Funded Amount	Indemnity Fee Pay/(to be Paid)

(b)

under the Second-Lien Credit Facility:

Lender	Commitment	Deemed Funded Amount on Closing	Current Funded Amount	Over/(Under) Funded Amount	Indemnity Fee Pay/(to be Paid)

(c)

(d)

(e)

SCHEDULE "G"

ENTERRA ENERGY CORP.
SYNDICATED CREDIT AGREEMENT

SCHEDULE OF LENDERS AND
INDIVIDUAL COMMITMENT AMOUNTS

A.

Revolving Credit Facility

	Lender	Revolving Credit Facility Individual Commitment Amount Based on Revolving Credit Facility Authorized Amount of Cdn. $140,000,000
1.	The Bank of Nova Scotia Scotia Capital, Oil, Gas & Pipelines 2000, 700 2nd Street S.W. Calgary, Alberta, T2P 2N7
2.	Union Bank of California, N.A., Canada Branch 730, 440 – 2nd Avenue SW Calgary, Alberta, T2P 5E9
3.	HSBC Bank Canada 407 – 8th Avenue SW Calgary, Alberta, T2P 1E5
4.	WestLB AG, Toronto Branch Suite 2301, Box #41 Royal Bank Plaza, North Tower 200 Bay Street Toronto, Ontario, M5J 2J1
	Total	Cdn. $140,000,000

B.

Second-Lien Credit Facility

	Lender	Second-Lien Credit Facility Individual Commitment Amount Based on Second-Lien Credit Facility Authorized Amount of Cdn. $40,000,000
1.	The Bank of Nova Scotia Scotia Capital, Oil, Gas & Pipelines 2000, 700 2nd Street S.W. Calgary, Alberta, T2P 2N7
2.	Union Bank of California, N.A., Canada Branch 730, 440 – 2nd Avenue SW Calgary, Alberta, T2P 5E9
	Total	Cdn. $40,000,000

C.

SCHEDULE "H"

ENTERRA ENERGY CORP.
SYNDICATED CREDIT AGREEMENT

DISCOUNT NOTE

TO:	The Bank of Nova Scotia, as Agent

RE:

Syndicated Credit Agreement dated as of February 1, 2007 Enterra Energy Corp., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the "Agent") and The Bank of Nova Scotia and certain other institutions which are or which become lenders thereunder, as Lenders (as amended or restated from time to time, the "Credit Agreement")

Cdn. $

Date:

FOR VALUE RECEIVED, the undersigned unconditionally promises to pay on ______________________, 20____, to or to the order of [NAME OF NON-BA LENDER] ("Holder"), the sum of Cdn. $________________________ with no interest thereon.

The undersigned hereby waives presentment, protest and notice of every kind and waives any defences based upon indulgences which may be granted by the holder hereof to any party liable hereon and any days of grace.

This promissory note evidences a BA Equivalent Loan, as defined in the Credit Agreement, constitutes evidence of indebtedness to the holder arising from such BA Equivalent Loan, and is subject to the terms and conditions of the Credit Agreement applicable to BA Equivalent Loans.  Payment of this note shall be made at the account designated by the Agent pursuant to the Credit Agreement.

ENTERRA ENERGY CORP.
Per:
Name: __________________ Title: __________________

CAL_LAW\ 1284536\5